UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2016

TELECOM ITALIA S.p.A.

(Translation of registrant’s name into English)

Via Gaetano Negri 1

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INTERIM MANAGEMENT

REPORT

AT MARCH 31, 2016

CONTENTS

INTERIM MANAGEMENT REPORT AT MARCH 31, 2016

TELECOM ITALIA GROUP CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

This document has been translated into English solely for the convenience of the readers. In the event of discrepancy, the Italian language prevails.

THE TELECOM ITALIA GROUP

THE BUSINESS UNITS

DOMESTIC

The Domestic Business Unit operates as the consolidated market leader in the sphere of voice and data services on fixed and mobile networks for final retail customers and other wholesale operators.

In the international field, the Business Unit develops fiber optic networks for wholesale customers (in Europe, in the Mediterranean and in South America).

Olivetti, which is now part of the Business segment of Core Domestic, operates in the area of office products and services for Information Technology.

INWIT S.p.A. operates in the electronic communications infrastructure sector, specifically relating to infrastructure for housing radio transmission equipment for mobile telephone networks, both for Telecom Italia and other operators.

CORE DOMESTIC • Consumer • Business • Wholesale • Other (INWIT S.p.A. and support structures)
INTERNATIONAL WHOLESALE Telecom Italia Sparkle group • Telecom Italia Sparkle S.p.A. • Lan Med Nautilus group

BRAZIL

The Brazil Business Unit (Tim Brasil group) provides services in the area of UMTS, GSM and LTE technologies. Moreover, with the acquisitions and subsequent integrations into the group of Intelig Telecomunicações, Tim Fiber RJ and Tim Fiber SP, the services portfolio has been extended by offering fiber optic data transmission using full IP technology such as DWDM and MPLS and by offering residential broadband services.	Tim Brasil Serviços e Participações S.A. • Tim Participações S.A. • Intelig Telecomunicações Ltda • Tim Celular S.A.

Interim Management Report at March 31, 2016	The Telecom Italia Group	3

BOARD OF DIRECTORS

Chairman	Giuseppe Recchi

Chief Executive Officer	Flavio Cattaneo

Directors

Tarak Ben Ammar

Davide Benello (independent)

Lucia Calvosa (independent)

Laura Cioli (independent)

Francesca Cornelli (independent)

Arnaud Roy de Puyfontaine

Jean Paul Fitoussi

Giorgina Gallo (independent)

Félicité Herzog (independent)

Denise Kingsmill (independent)

Luca Marzotto (independent)

Hervé Philippe

Stéphane Roussel

Giorgio Valerio (independent)

Secretary to the Board	Antonino Cusimano

BOARD OF STATUTORY AUDITORS

Chairman	Roberto Capone

Acting Auditors	Vincenzo Cariello

Paola Maiorana

Gianluca Ponzellini

Ugo Rock

Alternate Auditors	Francesco Di Carlo

Gabriella Chersicla

Piera Vitali

Riccardo Schioppo

Interim Management Report at March 31, 2016	Board of Directors and Board of Statutory Auditors of Telecom Italia S.p.A.	4

HIGHLIGHTS – FIRST THREE MONTHS OF 2016

In 2015, Telecom Italia initiated a fundamental process of renewal of its identity and corporate structure, aimed at consolidating its leadership and above all supporting the future growth of the Group; that process continued in the first quarter of 2016.

The fixed-mobile convergence, resulting from the increasing diffusion of smart handsets and the development of digital platforms and infrastructure, is at the center of the TLC industry. In response to this phenomenon, Telecom Italia has converged its entire commercial offering under TIM – the single brand of the Group from the beginning of 2016 – which combines Telecom Italia’s solidity and TIM’s innovation to provide a high quality customer experience through digital services and content.

On the technology side, since 2015, there has been a sharp increase in the development of the mobile and fixed ultra-broadband networks, as a result of overall capital expenditure of 3 billion euros, thanks to which Telecom Italia/TIM has confirmed its status as the lead player in the digitization of Italy.

The base of the capital expenditure program implemented is the diffusion of premium digital content and services with a particular focus on the video sector. This included a strong boost to TIMvision, the integrated platform operated by TIM, which had over 600,000 customers at the end of March 2016, also thanks to the agreement signed with major producers of international content.

A renewed portfolio of offerings has been launched to support the development and diffusion of services and content, with a focus on bundle and lock-up deals aimed at stabilizing the customer base through the steady growth in consumption of fixed and mobile broadband data.

The first quarter of 2016 also witnessed the sale, on March 8, 2016, of the controlling interest still held in the Sofora – Telecom Argentina Group, classified under Discontinued Operations.

THE MARKET

The domestic market in the first quarter of 2016 showed a slowdown in negative growth, in line with the trend recorded in previous quarters, driven by a slower decline in traditional services and growth in innovative services. In the Mobile segment in particular, the Group’s competitiveness showed further improvement, with revenues posting growth for a second consecutive quarter, driven by the greater penetration of mobile Internet services and the stability of the Group’s market share. In the Fixed-line segment, stable growth in revenues was driven by the positive trend in broadband ARPU, steady growth in ADSL customers with premium bundle/flat deals, and growth in ICT services.

In Brazil, the market was affected by a further deterioration in the macroeconomic scenario, which caused a contraction in internal demand, higher inflation and the depreciation of the reais from 3.22 reais per euro for the first quarter of 2015 to 4.30 reais per euro for the first quarter of 2016. These factors contributed to a general slowdown in growth in the mobile market compared to the previous quarters.

In this environment, the TIM Brasil group maintained a substantially steady market share in the Mobile segment, with an increase in the postpaid customer base. However, at the same time, revenues fell as a result of a drop in sales of handsets and lower revenues from services. This latter trend was driven by a faster decline in traditional voice and messaging services, which was only partially offset by growth in revenues from innovation, data and value-added services. Fixed-line revenues posted growth, especially in the wholesale business segment of the subsidiary Intelig and the broadband segment of Tim Live, which, however, only make up a marginal share of total revenues.

In the first quarter of 2016, the Telecom Italia Group recognized non-recurring operating expenses connected to events and transactions that by their nature do not occur continuously in the normal course of operations and have been shown because their amount is significant. These include expenses resulting from corporate restructuring and reorganization processes, expenses resulting from regulatory disputes and penalties and the liabilities related to those expenses.

Interim Management Report at March 31, 2016	Highlights – First Three Months of 2016	5

The impacts of non-recurring income/expenses on the main interim results are outlined below in this Report.

FINANCIAL HIGHLIGHTS

In terms of equity and income, for the first quarter of 2016:

•	Consolidated revenues amounted to 4.4 billion euros, down by 12.1% on the first quarter of 2015 (-5.6% in organic terms).

•	EBITDA amounted to 1.7 billion euros, down by 15.8% on the first quarter of 2015 (-11.3% in organic terms). The organic EBITDA margin stood at 38.6%, 2.4 percentage points lower than the corresponding period of the previous year. EBITDA in the first quarter of 2016 was pulled lower by a total of 75 million euros in non-recurring expenses, without which the organic change in EBITDA would have been -7.5%, with an EBITDA margin of 40.2%, down 0.9 percentage points compared to the first quarter of 2015.

•	Operating profit (EBIT) was 0.7 billion euros, down 28.2% compared to the first quarter of 2015 (-25.1% in organic terms), pulled down by net non-recurring expenses of 74 million euros, without which the organic change in EBIT would have been -17.3%.

•	The profit for the quarter attributable to Owners of the Parent amounted to 433 million euros (82 million euros in the first quarter of 2015).

•	Capital expenditures in the first quarter of 2016 amounted to 944 million euros (964 million euros in the first quarter of 2015), continuing the acceleration envisaged in the industrial plan. In Italy, the strong boost given to the capital expenditure program for developing next-generation network (NGN) infrastructure enabled the fiber-optic coverage to reach 45% of the population, while the 4G (LTE) network now covers 92% of the population.

•	Adjusted net financial debt amounted to 27,139 million euros at March 31, 2016, down 139 million euros compared December 31, 2015 (27,278 million euros). The completion of the sale of the Sofora – Telecom Argentina group with the collection of its price and the consequent deconsolidation of the relative net financial debt, together with the cash inflow from business operations, was sufficient to cover the cash requirements arising from financial operations, the real estate project and the renegotiation of lease contracts and, also, to reduce the debt position.

Interim Management Report at March 31, 2016	Highlights – First Three Months of 2016	6

Financial highlights (*)

(millions of euros)		1st Quarter	1st Quarter	% Change
		2016	2015	Reported		Organic
Revenues		4,440	5,054	(12.1)		(5.6)
EBITDA	(1)	1,712	2,033	(15.8)		(11.3)
EBITDA Margin		38.6%	40.2%	(1.6	)pp
Organic EBITDA Margin		38.6%	41.0%	(2.4	)pp
EBIT	(1)	704	981	(28.2)		(25.1)
EBIT Margin		15.9%	19.4%	(3.5	)pp
Organic EBIT Margin		15.9%	20.0%	(4.1	)pp
Profit (loss) from Discontinued operations/Non-current assets held for sale		47	169	(72.2)
Profit (loss) for the period attributable to owners of the Parent		433	82
Capital expenditures (CAPEX)		944	964	(2.1)
		3/31/2016	12/31/2015	Change Amount
Adjusted net financial debt	(1)	27,139	27,278	(139)

(*)	Within the Brazil Business Unit, Management recently identified that incorrect accounting entries were made in prior years in connection with the recognition of service revenues from the sale of prepaid traffic. Such incorrect accounting entries, which did not have any impact either in terms of net financial position nor on cash and cash equivalents, resulted in the early recognition of revenues with respect to prepaid traffic not yet consumed. The comparative financial information as of December 31, 2015 and for the three-month period ended March 31, 2015, have been therefore revised, with no material impact.
(1)	Details are provided under “Alternative Performance Measures”.

Interim Management Report at March 31, 2016	Highlights – First Three Months of 2016	7

CONSOLIDATED OPERATING PERFORMANCE

REVENUES

Revenues amounted to 4,440 million euros in the first quarter of 2016, down 12.1% from 5,054 million euros in the first quarter of 2015. The decrease of 614 million euros was mainly attributable to the Brazil Business Unit (515 million euros) and the Domestic Business Unit (83 million euros). In terms of organic change, consolidated revenues fell by 5.6% (-263 million euros), and were calculated as follows:

	1st Quarter	1st Quarter	Change
(millions of euros)	2016	2015	amount	%
REPORTED REVENUES	4,440	5,054	(614)	(12.1)
Foreign currency financial statements translation effect		(351)	351
Changes in the scope of consolidation		—	—
ORGANIC REVENUES	4,440	4,703	(263)	(5.6)

Exchange rate fluctuations(1) were attributable to the Brazil Business Unit (-353 million euros) and the Domestic Business Unit (+2 million euros). No changes arose in the scope of consolidation (2).

The breakdown of revenues by operating segment is the following:

	1st Quarter 2016		1st Quarter 2015			Change
(millions of euros)		% of total		% of total	amount	%	% organic
Domestic (*)	3,548	79.9	3,631	71.8	(83)	(2.3)	(2.3)
Core Domestic (**)	3,310	74.5	3,397	67.2	(87)	(2.6)	(2.6)
International Wholesale	311	7.0	310	6.1	1	0.3	(0.3)
Brazil	897	20.2	1,412	27.9	(515)	(36.5)	(15.3)
Other Operations	6	0.1	21	0.4	(15)
Adjustments and eliminations	(11)	(0.2)	(10)	(0.1)	(1)
Consolidated Total	4,440	100.0	5,054	100.0	(614)	(12.1)	(5.6)

(*)	Following the change in the mission of Persidera, the Media Business Unit was included in the Domestic Business Unit (Core Domestic) as of January 1, 2016; without that change, the revenues of the Domestic Business Unit for the first quarter of 2016 would have totaled 3,530 million euros.
(**)	From January 1, 2016, this also includes the company Olivetti. Figures for the period under comparison have been changed accordingly.

The Domestic Business Unit (consisting of the Core Domestic and International Wholesale segments) posted a drop in revenues in the first quarter of 2016 of 83 million euros (-2.3%) over the same period of 2015. The trend was in line with the previous quarter (fourth quarter 2015: -2.3%) although positive signs were seen in the Mobile market, in terms of both total revenues (+3.0% on the first quarter of 2015) and revenues from services (+0.6% on the first quarter of 2015).

The improvement was driven by sales campaigns targeted at progressively stabilizing the customer base, with the Mobile market share remaining stable and growth in revenues recorded in the Fixed Broadband, ICT and Mobile Internet segments.

The Brazil Business Unit recorded revenues for the first quarter of 2016 amounting to 3,854 million reais, down 697 million reais over the same period of the prior year (-15.3%). The decrease was attributable to lower revenues from sales of handsets (-371 million reais), which were influenced by a commercial policy less focused on the sale of these items, in addition to lower consumer spending among Brazilian households; the fall in revenues from services fell (-326 million reais) still reflected the latest reduction in the mobile termination rate and lower revenues from traditional voice and SMS services, only partially offset by the increase in revenue generated by the innovative component.

A more detailed analysis of revenue performance by individual Business Unit is provided in the section “Financial and Operating Highlights - The Business Units of the Telecom Italia Group”.

(1)	The average exchange rates used for the translation into euro (expressed in terms of units of local currency per 1 euro) were 1.10220 for the US dollar in the first quarter of 2016 and 1.12752 in the first quarter of 2015. For the Brazilian real, the average exchange rates used were 4.29753 in the first quarter of 2016 and 3.22251 in the first quarter of 2015. The effect of the change in exchange rates is calculated by applying the foreign currency translation rates used for the current period to the period under comparison.
(2)	The change in the scope of consolidation has been calculated by excluding the contribution of the companies that have exited from the comparison figure and adding in the estimated contribution of any companies entering the scope of consolidation.

Interim Management Report at March 31, 2016	Consolidated Operating Performance	8

EBITDA

EBITDA totaled 1,712 million euros (2,033 million euros in the first quarter of 2015), decreasing by 321 million euros compared to the corresponding period of 2015; the EBITDA margin was 38.6% (40.2% in the first quarter of 2015).

Organic EBITDA was down 218 million euros (-11.3%) compared to the first quarter of 2015; the EBITDA margin fell by 2.4 percentage points, from 41.0% in the first quarter of 2015 to 38.6% in the first quarter of 2016.

EBITDA in the first quarter of 2016 reflected the negative impact of non-recurring expenses totaling 75 million euros. Without these expenses the organic change in EBITDA would have been -7.5%, with an EBITDA margin of 40.2%, down 0.9 percentage points on the first quarter of 2015. Further details are provided in the section “Significant non-recurring events and transactions” in this Interim Management Report.

Organic EBITDA is calculated as follows:

(millions of euros)	1st Quarter	1st Quarter	Change
	2016	2015	amount	%
REPORTED EBITDA	1,712	2,033	(321)	(15.8)
Foreign currency financial statements translation effect		(103)	103
Changes in the scope of consolidation		—	—
ORGANIC EBITDA	1,712	1,930	(218)	(11.3)
of which non-recurring income/(expenses)	(75)	(1)	(74)
ORGANIC EBITDA excluding non-recurring component	1,787	1,931	(144)	(7.5)

Exchange rate fluctuations relate to the Brazil Business Unit (-104 million euros) and the Domestic Business Unit (+ 1 million euros).

Details of EBITDA and EBITDA Margins by operating segment are as follows:

(millions of euros)	1st Quarter 2016		1st Quarter 2015		Change
		% of total		% of total	amount	%		% organic
Domestic (*)	1,461	85.3	1,610	79.2	(149)	(9.3)		(9.3)
EBITDA Margin	41.2		44.3			(3.1	)pp	(3.1	)pp
Brazil	258	15.1	416	20.5	(158)	(38.0)		(17.4)
EBITDA Margin	28.7		29.5			(0.8	)pp	(0.7	)pp
Other Operations	(6)	(0.4)	7	0.3	(13)
Adjustments and eliminations	(1)	—	—	—	(1)
Consolidated Total	1,712	100.0	2,033	100.0	(321)	(15.8)		(11.3)
EBITDA Margin	38.6		40.2			(1.6	)pp	(2.4	)pp

(*)	Following the change in the mission of Persidera, the Media Business Unit was included in the Domestic Business Unit (Core Domestic) as of January 1, 2016; without that change the EBITDA of the Domestic Business Unit for the first quarter of 2016 would have totaled 1,451 million euros.

EBITDA was particularly impacted by the change in the line items analyzed below:

•	Acquisition of goods and services (1,923 million euros; 2,171 million euros in the first quarter of 2015).

The decrease of 248 million euros was mainly attributable to lower acquisitions of goods and services by the Brazil Business Unit (down by 352 million euros, including a negative exchange rate effect of 207 million euros), partially offset by higher acquisitions of goods and services by the Domestic Business Unit (109 million euros), mainly due to higher purchases of equipment and handsets.

•	Employee benefits expenses (848 million euros; 833 million euros in the first quarter of 2015).

Employee benefits expenses increased by 15 million euros on the first quarter of 2015. The main factors that drove this change were:

Interim Management Report at March 31, 2016	Consolidated Operating Performance	9

•	a decrease of 41 million euros in the Italian component of ordinary employee expenses, mainly due to the reduction in several operational items. The average salaried workforce increased by 16 average employees (+207 average employees related to “Solidarity Contracts”: the solidarity contracts of the Parent and Telecom Italia Information Technology of the first three months of 2015 were offset by a new contract started in January 2016 in the only Parent, former agreement of October 27, 2015).

•	the recognition of non-recurring expenses (provisions to Employee benefits and other minor items) from domestic companies totaling 65 million euros. In particular, the Parent recognized expenses of 38 million euros relating to the acceptance of the expression of interest by management personnel regarding the application of Article 4, paragraphs 1-7ter, of Law N. 92 of 28 June 2012, the “Fornero” law (former agreement of June 19, 2015) and the commencement of a managerial restructuring plan linked to the revision of the company organizational structures underway. In addition, Telecom Italia Information Technology and Olivetti made a provision totaling 27 million euros for agreements with trade unions being finalized relating to the application of Article 4 of the “Fornero law” for non-management personnel.

•	a decrease of 9 million euros in the component outside Italy of employee benefits expenses. The lower cost related to the reduction in the average workforce (-84 average employees) and the negative exchange rate effect of around -24 million euros, mainly relating to the Brazil Business Unit, was offset by the recognition of non-recurring expenses, of 8 million euros, for the implementation of the corporate restructuring plan initiated by the Brazil Business Unit.

•	Other operating expenses (247 million euros; 265 million euros in the first quarter of 2015).

This item fell by 18 million euros compared to the first quarter of 2015.

In particular:

•	write-downs and expenses in connection with credit management (85 million euros; 77 million euros in the first quarter of 2015) consisting of 68 million euros for the Domestic Business Unit (59 million euros in the first quarter of 2015) and 17 million euros for the Brazil Business Unit (18 million euros in the first quarter of 2015);

•	provision charges (21 million euros; 24 million euros in the first quarter of 2015), consisting of 15 million euros for the Brazil Business Unit (18 million euros in the first quarter of 2015) and 6 million euros for the Domestic Business Unit (6 million euros in the first quarter of 2015);

•	TLC operating fees and charges (88 million euros; 106 million euros in the first quarter of 2015), consisting of 76 million euros for the Brazil Business Unit (96 million euros in the first quarter of 2015) and 12 million euros for the Domestic Business Unit (11 million euros in the first quarter of 2015).

Depreciation and amortization

Details are as follows:

	1st Quarter	1st Quarter
(millions of euros)	2016	2015	Change
Amortization of intangible assets with a finite useful life	418	463	(45)
Depreciation of property, plant and equipment – owned and leased	591	589	2

Total	1,009	1,052	(43)

The decrease of 43 million euros was mainly attributable to the Brazil Business Unit (-40 million euros, net of a negative exchange rate effect of 63 million euros). Without this exchange rate effect, the depreciation and amortization of the Brazil Business Unit would have increased by 23 million euros.

Interim Management Report at March 31, 2016	Consolidated Operating Performance	10

Gains/(losses) on disposals of non-current assets

In the first quarter of 2016, this item amounted to 3 million euros (zero in the first quarter of 2015).

Impairment reversals (losses) on non-current assets

In the first quarter of 2016, this item amounted to 2 million euros (zero in the first quarter of 2015).

In accordance with IAS 36, goodwill is not subject to amortization, but is tested for impairment annually. At March 31, 2016, no external or internal events were identified giving reason to believe a new impairment test was required and amounts of goodwill allocated to the individual Cash Generating Units were therefore confirmed.

EBIT

EBIT totaled 704 million euros (981 million euros in the first quarter of 2015), decreasing by 277 million euros (-28.2%) compared to the first quarter of 2015; the EBIT margin was 15.9% (19.4% in the first quarter of 2015).

Organic EBIT was down 236 million euros, with an organic EBIT margin of 15.9% (20.0% in the first quarter of 2015).

EBIT in the first quarter of 2016 reflected the negative impact of non-recurring net expenses totaling 74 million euros; without these non-recurring net expenses, the organic change in EBIT would have been -17.3%, with an EBIT margin of 17.5%. Further details are provided in the section “Significant non-recurring events and transactions” in this Interim Management Report.

Organic EBIT is calculated as follows:

(millions of euros)	1st Quarter	1st Quarter	Change
	2016	2015	amount	%
REPORTED EBIT	704	981	(277)	(28.2)
Foreign currency financial statements translation effect		(41)	41
Changes in the scope of consolidation		—	—
ORGANIC EBIT	704	940	(236)	(25.1)
of which non-recurring income/(expenses)	(74)	(1)	(73)
ORGANIC EBIT excluding non-recurring component	778	941	(163)	(17.3)

Exchange rate fluctuations were attributable to the Brazil Business Unit.

Finance income (expenses), net

Finance income (expenses) showed a decrease in net expenses of 791 million euros, from 817 million euros in March 2015 to 26 million euros in March 2016. This change reflected:

•	the positive impact of 328 million euros (negative impact of 297 million euros in the first quarter of 2015) relating to the fair value measurement through profit and loss – performed separately to its liability component – of the embedded option included in the mandatory convertible bond issued by Telecom Italia Finance S.A. at the end of 2013, for 1.3 billion euros (“Guaranteed Subordinated Mandatory Convertible Bonds due 2016 convertible into ordinary shares of Telecom Italia S.p.A.”);

Interim Management Report at March 31, 2016	Consolidated Operating Performance	11

•	the effects of the changes in several non-monetary items – of a valuation and accounting nature, linked in particular to derivatives;

•	the positive impact of the bond buybacks carried out in the previous year.

Income tax expense

Income tax expense amounted to 221 million euros, up 147 million euros on the first quarter of 2015 (74 million euros), largely due to the higher taxable base of the Parent Telecom Italia and partially offset by lower taxes on the Brazil Business Unit, which benefited from investment incentives in the north-east of the country.

PROFIT (LOSS) FROM DISCONTINUED OPERATIONS/NON-CURRENT ASSETS HELD FOR SALE

In the first quarter of 2016 this item was positive by 47 million euros (169 million euros in the first quarter of 2015), consisting of the positive contribution (59 million euros) to consolidated earnings from the Sofora – Telecom Argentina group for the period January 1 to March 8, the negative impact from the sale of the equity interest and relative income taxes totaling 12 million euros.

More details are provided in the section “Discontinued operations/Non-current assets held for sale” of this Report on Operations and in the Note “Discontinued operations/Non-current assets held for sale” in the Condensed Consolidated Financial Statements at March 31, 2016 of the Telecom Italia Group.

PROFIT (LOSS) FOR THE PERIOD

This item was broken down as follows:

(millions of euros)	1st Quarter	1st Quarter
	2016	2015
Profit (loss) for the period	504	261
Attributable to:
Owners of the Parent:
Profit (loss) from continuing operations	436	58
Profit (loss) from Discontinued operations/Non-current assets held for sale	(3)	24
Profit (loss) for the period attributable to owners of the Parent	433	82
Non-controlling interests:
Profit (loss) from continuing operations	21	34
Profit (loss) from Discontinued operations/Non-current assets held for sale	50	145
Profit (loss) for the period attributable to non-controlling interests	71	179

Profit for the first quarter of 2016 attributable to Owners of the Parent amounted to 433 million euros (82 million euros in the first quarter of 2015), impacted by non-recurring net expenses of 64 million euros. A positive effect was instead had from a series of items tied to accounting valuations that generate no financial settlement, connected in particular with the measurement at fair value of the embedded option in the three-year mandatory convertible bond issued at the end of 2013. Without those items, profit for the first quarter of 2016 attributable to Owners of the Parent would have totaled approximately 260 million euros, showing substantially no change on the figure for the first quarter of 2015.

Interim Management Report at March 31, 2016	Consolidated Operating Performance	12

FINANCIAL AND OPERATING HIGHLIGHTS – THE BUSINESS UNITS OF THE TELECOM ITALIA GROUP

DOMESTIC

(millions of euros)	1st Quarter	1st Quarter	Change
	2016	2015	amount	%		% organic
Revenues	3,548	3,631	(83)	(2.3)		(2.3)
EBITDA	1,461	1,610	(149)	(9.3)		(9.3)
EBITDA Margin	41.2	44.3		(3.1	)pp	(3.1	)pp
EBIT	662	814	(152)	(18.7)		(18.7)
EBIT Margin	18.7	22.4		(3.7	)pp	(3.7	)pp
Headcount at period end (number)	52,713	(1)52,644	69	0.1

(1)	Headcount at December 31, 2015.

Fixed

	3/31/2016	12/31/2015	3/31/2015
Physical accesses at period end (thousands)(1)	19,145	19,209	19,581
of which Retail physical accesses at period end (thousands)	11,602	11,742	12,283
Broadband accesses at period end (thousands) (2)	8,955	8,890	8,784
of which Retail broadband accesses at period end (thousands)	7,067	7,023	6,945
Network infrastructure in Italy:
copper access network (millions of km – pair, distribution and connection)	115.6	115.6	115.3
access and carrier network in optical fiber (millions of km – fiber)	10.9	10.4	8.6
Total traffic:
Minutes of traffic on fixed-line network (billions):	18.2	76.9	20.3
Domestic traffic	14.8	62.5	16.7
International traffic	3.4	14.4	3.6
Broadband traffic (PBytes) (3)	1,312	4,126	947

(1)	Does not include full-infrastructured OLOs and Fixed Wireless Access (FWA).
(2)	Does not include LLU and NAKED, satellite and full-infrastructured OLOs and Fixed Wireless Access (FWA).
(3)	DownStream and UpStream traffic volumes

Interim Management Report at March 31, 2016	Financial and Operating Highlights – The Business Units of the Telecom Italia Group Domestic Business Unit	13

Mobile

	3/31/2016	12/31/2015	3/31/2015
Lines at period end (thousands)	29,846	30,007	30,140
Change in lines (%)	(0.5)	(1.1)	(0.7)
Churn rate (%) (1)	5.6	23.4	6.4
Total traffic:
Outgoing retail traffic (billions of minutes)	11.0	43.6	10.8
Incoming and outgoing retail traffic (billions of minutes)	16.9	66.1	16.2
Browsing Traffic (PBytes) (2)	56.6	182.6	39.4
Average monthly revenues per line (in euros) (3)	11.6	12.1	11.3

(1)	The data refer to total lines. The churn rate represents the number of mobile customers who discontinued service during the period expressed as a percentage of the average number of customers.
(2)	National traffic excluding roaming.
(3)	The values are calculated on the basis of revenues from services (including revenues from prepaid cards) as a percentage of the average number of lines.

The Media Business Unit was incorporated into the Domestic Business Unit as of January 1, 2016.

One of the key strategic drivers for growth identified in the Telecom Italia Group 2016–2018 Industrial Plan is the development of 4 Play convergent services through the offer of a rich range of diversified video content, to be realized both in partnership with key content providers and through Tim Vision, the Group’s own platform of services. Within this framework, Persidera will play an important role in supporting the development of Tim Vision services, building on its distinctive Head End expertise (management and distribution of TV signals via cable platform) and Play Out experience (television program broadcasting operations). Other key synergies to help guarantee the medium-term stability/growth of revenues from bandwidth rental for Persidera will come from the development of strategic partnerships between Telecom Italia and content providers that do not have proprietary broadcasting channels (multiplexes) for free-to-air television broadcasting and which instead pursue a multi-platform distribution strategy.

The framework of the 2016–2018 Industrial Plan and the new governance structure of Persidera are consistent with this future scenario, based on the increasingly closer link between the TLC industry and Media/Content providers to underpin the growth of ultra-broadband services in the Consumer segment.

Following the change in scope, the table below shows the performance of the Domestic Business Unit in the first quarter of 2016, reported on a like-for-like basis with the previous year, thus excluding the contribution of the Media Business Unit:

(millions of euros)	1st Quarter	1st Quarter	Change
	2016	2015	amount	%		% organic
Revenues	3,530	3,631	(101)	(2.8)		(2.8)
EBITDA	1,451	1,610	(159)	(9.9)		(9.9)
EBITDA Margin	41.1	44.3		(3.2	)pp	(3.2	)pp
EBIT	657	814	(157)	(19.3)		(19.3)
EBIT Margin	18.6	22.4		(3.8	)pp	(3.8	)pp
Headcount at period end (number)	52,650	(1)52,644	6

(1)	Headcount at December 31, 2015.

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Revenues

Revenues in the first quarter of 2016 amounted to 3,548 million euros, a drop of 83 million euros (-2.3%) on the first quarter of 2015; the negative performance trend was in line with the figure for the first quarter of 2015 (-2.3%). Compared to the same period of 2015, revenues from services showed essentially the same trend as total revenues (-83 million euros, -2.4%), but with weaker signs of recovery, due in particular to the worsening performance of the Fixed-line segment; the solid, structural recovery of Mobile revenues was instead reconfirmed, thanks to market share regained and the stabilization of ARPU levels.

In detail:

•	revenues from Fixed-line services amounted to 2,483 million euros in the first quarter 2016, down by 112 million euros compared to the first quarter of 2015 (-4.3%); the decline was driven entirely by the fall in revenues from voice services (-129 million euros due to the loss of traditional accesses, quantifiable in a loss of around a million lines), which was only partially offset by continued growth in the Broadband and Ultra-broadband customer base which is driving growth in innovative services (+32 million euros, +5.8%). Fixed-line performance was also affected by lower prices on wholesale services; net of the price impact (equal to 18 million euros), revenues would have dropped by -3.7% on the first quarter of 2015;

•	revenues from services in the Mobile business came to 1,059 million euros, an increase of 6 million euros compared to the previous year (+0.6%); the trend confirms the continuous improvement posted in previous quarters (+0.1% in the fourth quarter of 2015; -1.5% in the third quarter of 2015; -2.5% in the second quarter 2015 and -4.2% in the first quarter 2015.

Revenues from product sales, including the change in work in progress, amounted to 196 million euros in the first quarter of 2016, in line with the first quarter of 2015.

EBITDA

EBITDA for the Domestic Business Unit totaled 1,461 million euros at March 31, 2016, decreasing by 149 million euros compared to the first quarter of 2015 (-9.3%), with an EBITDA margin of 41.2% (-3.1 percentage points compared to the same period of the previous year). The first quarter 2016 figure reflected the negative impact of non-recurring net expenses – as already described in the Highlights section of this Report – totaling 67 million euros. Without these expenses the organic change in EBITDA would have been -5.2%, with an EBITDA margin of 43.1%, down 1.3 percentage points on the figure at March 31, 2015.

Organic EBITDA is calculated as follows:

(millions of euros)	1st Quarter	1st Quarter	Change
	2016	2015	amount	%
REPORTED EBITDA	1,461	1,610	(149)	(9.3)
Foreign currency financial statements translation effect	—	1	(1)
Changes in the scope of consolidation	—	—	—
ORGANIC EBITDA	1,461	1,611	(150)	(9.3)
of which non-recurring income/(expenses)	(67)	(1)	(66)
ORGANIC EBITDA excluding non-recurring component	1,528	1,612	(84)	(5.2)

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With regard to the change in the main costs, the following is noted:

(millions of euros)	1st Quarter 2016	1st Quarter 2015	Change
Acquisition of goods and services	1,450	1,341	109
Employee benefits expenses	756	734	22
Other operating expenses	138	123	15

•	Acquisition of goods and services rose by 109 million euros (+8.1%) compared to the first quarter of 2015. The increase was linked to higher volumes of products sold and the stronger emphasis on sales campaigns, only partially recovered through policies for the rationalization and recovery of indirect costs and operating expenses. The increase in acquisition costs was mainly driven by higher costs for devices and handsets (+37 million euros), ICT content and services (+11 million euros) and customer management (+20 million euros);

•	Employee benefits expenses increased by 22 million euros compared to the first three months of 2015. The main factors that drove this change were:

•	a decrease of 43 million euros in ordinary employee expenses, mainly due to the reduction in several operational items. The average salaried workforce increased by 11 average employees (+207 average employees related to “Solidarity Contracts”: the solidarity contracts of the Parent and Telecom Italia Information Technology for the first three months of 2015 were offset by a new contract started in January 2016 in the Parent, as per the agreement of October 27, 2015);

•	the recognition of non-recurring charges (provisions to Employee benefits and other minor items) totaling 65 million euros. In particular, the Parent recognized expenses of around 38 million euros relating to the acceptance of the expression of interest by management personnel for the application of Article 4, paragraphs 1-7ter, of Law N. 92 of 28 June 2012, the “Fornero” law (former agreement of June 19, 2015) and the commencement of a managerial restructuring plan linked to the revision of the company organizational structures underway. In addition, Telecom Italia Information Technology and Olivetti allocated provisions totaling around 27 million euros for agreements with trade unions being finalized relating to the application of Article 4 of the Fornero Law for non-management personnel;

•	Other operating expenses amounted to 138 million euros, showing an increase of 15 million euros over the first quarter of 2015. The breakdown of the item is reported in the table below:

(millions of euros)	1st Quarter 2016	1st Quarter 2015	Change
Write-downs and expenses in connection with credit management	68	59	9
Provision charges	6	6	—
TLC operating fees and charges	12	11	1
Indirect duties and taxes	23	25	(2)
Sundry expenses	29	22	7

Total	138	123	15

EBIT

EBIT for the first quarter of 2016 came to 662 million euros (814 million euros in the same period of 2015), down 152 million euros (-18.7%), with an EBIT margin of 18.7% (22.4% in the first quarter of 2015). The EBIT performance reflected the reduction in EBITDA described above.

EBIT for the first quarter of 2016 was pulled down by a total of 67 million euros in non-recurring expenses, without which the organic change in EBIT would have been -10.6%, with an EBIT margin of 20.5%.

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Organic EBIT is calculated as follows:

(millions of euros)	1st Quarter	1st Quarter	Change
	2016	2015	amount	%
REPORTED EBIT	662	814	(152)	(18.7)
Foreign currency financial statements translation effect	—	—	—
Changes in the scope of consolidation	—	—	—
ORGANIC EBIT	662	814	(152)	(18.7)
of which non-recurring income/(expenses)	(67)	(1)	(66)
ORGANIC EBIT excluding non-recurring component	729	815	(86)	(10.6)

Financial highlights of the Domestic Cash Generating Units

The main financial and operating highlights of the Domestic Business Unit are reported according to two Cash Generating units (CGU):

•	Core Domestic: includes all telecommunications activities pertaining to the Italian market. Revenues are broken down in the following tables according to the net contribution of each market segment to the CGU’s results, excluding intrasegment transactions. The sales market segments established on the basis of the “customer centric” organizational model are as follows:

•	Consumer: the segment consists of all Fixed and Mobile voice and Internet services and products managed and developed for individuals and families and of public telephony; customer care, operating credit support, loyalty and retention activities, sales within its remit, and administrative management of customers; the segment includes the companies 4G and Persidera;

•	Business: the segment consists of voice, data, and Internet services and products, and ICT solutions managed and developed for small and medium-size enterprises (SMEs), Small Offices/Home Offices (SOHOs), Top customers, the Public Sector, Large Accounts, and Enterprises in the Fixed and Mobile telecommunications markets; following the merger of Telecom Italia Digital Solutions in Olivetti, the latter was incorporated into the Business segment as of 1 January 2016;

•	Wholesale: the segment consists of the management and development of the portfolio of regulated and unregulated wholesale services for Fixed and Mobile telecommunications operators in the domestic market and Open Access operations connected with delivery and assurance processes for customer services;

•	Other (INWIT S.p.A. and support structures): includes:

•	INWIT S.p.A.: from April 2015 the company has been operating within the Operations area in the electronic communications infrastructure sector, specifically relating to infrastructure for housing radio transmission equipment for mobile telephone networks, both for Telecom Italia and other operators;

•	Other Operations units: covering technological innovation and the processes of development, engineering, building and operating network infrastructures, real estate properties and plant engineering; development of the information technology strategy, guidelines and plan;

•	Staff & Other: services carried out by Staff functions and other support activities performed by minor companies of the Group, also offered to the market and other Business Units.

•	International Wholesale – Telecom Italia Sparkle group: includes the activities of the Telecom Italia Sparkle group, which operates in the market for international voice, data and Internet services for fixed and mobile telecommunications operators, ISPs/ASPs (Wholesale market) and multinational companies through its own networks in the European, Mediterranean and South American markets;

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Key results for the first quarter of 2016 for the Domestic Business Unit are presented in the following tables, broken down by market/business segment and compared to the first quarter of 2015.

Core Domestic

(millions of euros)	1st Quarter	1st Quarter	Change
	2016	2015	amount	%
Revenues (1)	3,310	3,397	(87)	(2.6)
Consumer	1,758	1,724	34	2.0
Business (2)	1,085	1,181	(96)	(8.1)
Wholesale	433	457	(24)	(5.3)
Other	35	35	—	—
EBITDA	1,422	1,570	(148)	(9.4)
EBITDA Margin	43.0	46.2		(3.2	)pp
EBIT	648	797	(149)	(18.7)
EBIT Margin	19.6	23.5		(3.9	)pp
Headcount at period end (number)(*)	52,039	(3)51,741	298	0.6

(1)	Following the change in the mission of Persidera, the Media Business Unit was included in the Domestic Business Unit (Core Domestic) as of January 1, 2016; without that change, Core Domestic revenues would have totaled 3,292 million euros, compared to 3,397 million euros in the first quarter of 2015.
(2)	As result of the new organizational view, as of January 1, 2016 the Business segment also includes Olivetti. Figures for the period under comparison have been changed accordingly.
(3)	Headcount at December 31, 2015.
(*)	Without the change resulting from the aforementioned inclusion of the Media Business Unit into the Domestic Business Unit (Core Domestic), the headcount for the Core Domestic segment for the reporting period would have totaled 51,976 employees.

In detail:

•	Consumer: revenues for the Consumer segment for the first quarter of 2016 amounted to a total of 1,758 million euros, an increase of 34 million euros compared to the same period of 2015 (+2.0%). The trend confirms the recovery already witnessed in 2015, driven in particular by the solid, structural improvement in the Mobile segment, underpinned by market share regained and the stabilization of ARPU levels.

In particular:

•	revenues for the Mobile business came to 855 million euros, showing growth over the first quarter of 2015 (+70 million euros, +8.9%) and continuing the positive performance posted in previous quarters (fourth quarter 2015: +2.5%; third quarter: +3.3%; second quarter: -1.6%; first quarter: -1.5%). Revenues from services recorded an increase of 35 million euros (+4.9% compared to the first quarter of 2015), confirming the recovery witnessed in the second half of 2015 (fourth quarter 2015: +1.5%; third quarter: -0.3%; second quarter: -2.1%; first quarter: -4.3%), attributable to the easing of competition pressure, the progressive stabilization of market share and the steady growth in Internet mobile and digital services, supporting the stabilization of the ARPU;

•	revenues from the Fixed-line segment totaled 890 million euros, showing a drop of 57 million euros on the first quarter of 2015 (-6.0%) and continuing the slowdown witnessed in the last quarter of 2015 (-6.7%), driven down by the loss of voice-only accesses and greater pressures on ARPU levels, which were only partially offset by growth in innovative services, in particular positive growth in the Broadband customer base.

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•	Business: revenues for the Business segment amounted to 1,085 million euros, decreasing by 96 million euros compared to the first quarter of 2015 (-8.1%), of which -58 million euros (-5.5%) were attributable to the services component. In detail:

•	revenues from Mobile services fell by 23 million euros (-7.9% on the first quarter of 2015); specifically, the continuing decline in traditional mobile services (-18% in the voice and messaging component compared to the first quarter of 2015) was driven by the shift of customers towards bundled formulas with a lower overall ARPU level and the migration of Public Administration clients towards the new Consip offer (with lower unit prices), and was only partially recovered by the positive performance of new digital services (+2.5% compared to 2015);

•	revenues from Fixed-line services fell by 30 million euros (-3.8% compared to 2015): despite the steady growth in revenues from ICT services (+3.2%), particularly on Cloud services, the segment continued to be adversely affected by the slow economic recovery, the reduction in prices on traditional voice and data services, and the technological shift towards VoIP systems.

•	Wholesale: the Wholesale segment posted revenues of 433 million euros in the first quarter of 2016, showing a slight decrease compared to the same period of 2015 (-24 million euros, -5.3%), primarily due to the lowering of regulated prices; net of the price impact (equal to 18 million euros), the drop would have come to -1.5% compared to the same period of the previous year.

International Wholesale – Telecom Italia Sparkle group

(millions of euros)	1st Quarter	1st Quarter	Change
	2016	2015	amount	%		% organic
Revenues	311	310	1	0.3		(0.3)
of which third party	255	247	8	3.2		2.4
EBITDA	42	43	(1)	(2.3)		(4.5)
EBITDA Margin	13.5	13.9		(0.4	)pp	(0.6	)pp
EBIT	14	17	(3)	(17.6)		(17.6)
EBIT Margin	4.5	5.5		(1.0	)pp	(0.9	)pp
Headcount at period end (number)(*)	674	(1)645	29	4.5

(1)	Headcount at December 31, 2015
(*)	Includes employees with temp work contracts: 2 employees at 3/31/2016 (2 employees at 12/31/2015).

Revenues for the Telecom Italia Sparkle group – International Wholesale in the first quarter 2016 totaled 311 million euros, substantially in line with the 2015 first quarter figure (+1 million euros, +0.3%). The result was shaped by growth in revenues from IP/Data services (+2 million euros, +2.8%) and the decline in revenues from Voice services (-1 million euros, -0.5%). All other business lines remained substantially stable.

Interim Management Report at March 31, 2016	Financial and Operating Highlights – The Business Units of the Telecom Italia Group Domestic Business Unit	19

BRAZIL

	(millions of euros)		(millions of reais)
	1st Quarter 2016	1st Quarter 2015	1st Quarter 2016	1st Quarter 2015	Change
		Revised		Revised	amount	%
	(a)	(b)	(c)	(d)	(c-d)	(c-d)/d
Revenues	897	1,412	3,854	4,551	(697)	(15.3)
EBITDA	258	416	1,107	1,341	(234)	(17.4)
EBITDA Margin	28.7	29.5	28.7	29.5		(0.8	)pp
EBIT	49	165	210	531	(321)	(60.5)
EBIT Margin	5.4	11.7	5.4	11.7		(6.3	)pp
Headcount at period end (number)			12,280	(1)13,042	(762)	(5.8)

(1)	Headcount at December 31, 2015

	1st Quarter 2016	1st Quarter 2015
Lines at period end (thousands) (*)	67,269	(1)66,234
MOU (minutes/month) (**)	118.6	120.3
ARPU (reais)	17.2	16.7

(1)	Number at December 31, 2015
(*)	Includes corporate lines.
(**)	Net of visitors.

Revenues

Revenues for the first quarter of 2016 amounted to 3,854 million reais and were down 697 million reais (-15.3%) year-on-year. Service revenues totaled 3,618 million reais, a decrease of 326 million reais compared to 3,944 million reais for the first quarter of 2015 (-8.3%). Mobile Average Revenue Per User (ARPU) was 17.2 reais in the first quarter of 2016 compared to 16.7 reais in the same period of the previous year (+3%).

Revenues from product sales came to 236 million reais (607 million reais in the first quarter of 2015, -61.1%), reflecting a commercial policy less focused on the sale of handsets, in addition to the impact of the Brazilian macroeconomic crisis on household spending.

The total number of lines at March 31, 2016 amounted to 67,269 thousand, a slight increase compared to December 31, 2015, and corresponding to a market share of approximately 26.1% (25.7% at December 31, 2015).

EBITDA

EBITDA amounted to 1,107 million reais, down 234 million reais on the first quarter of 2015 (-17.4%). The decline in EBITDA was attributable to the fall in revenues, which was only partially offset by the deployment of efficiency measures on cost items and the reduction in costs for revenues due to other operators and the cost of sales; employee benefits expenses, on the other hand, increased also due to the salary inflation adjustment, in addition to other net non-recurring costs for termination benefits of 33 million reais.

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The EBITDA margin stood at 28.7%, 0.8 percentage points lower than in the first quarter of 2015.

With regard to the change in the main costs, the following is noted:

	(millions of euros)		(millions of reais)
	1st Quarter 2016	1st Quarter 2015	1st Quarter 2016	1st Quarter 2015	Change
	(a)	(b)	(c)	(d)	(c-d)
Acquisition of goods and services	475	827	2,043	2,666	(623)
Employee benefits expenses	88	97	379	313	66
Other operating expenses	111	140	479	449	30
Change in inventories	(9)	(38)	(40)	(122)	82

•	Acquisition of goods and services totaled 2,043 million reais (2,666 million reais in the first quarter of 2015), representing a reduction of 23.4% (-623 million reais), broken down as follows:

-486 million reais for purchases relating primarily to products for resale costs;

-77 million reais for revenues due to other TLC operators;

-78 million reais for external service costs;

+18 million reais for rent and lease costs.

•	Employee benefits expenses, amounting to 379 million reais, were up 66 million reais compared with the first quarter of 2015 (+21.1%). The average workforce changed from 11,745 employees in the first quarter of 2015 to 11,657 employees in the first quarter of 2016. In the first quarter of 2016, non-recurring costs for termination benefits totaled 33 million reais. The ratio of employee benefits expenses to total revenues rose to 9.8%, an increase of 3 percentage points over the same period of the previous year;

•	Other operating expenses amounted to 479 million reais, an increase of 6.7% on the first quarter of 2015, and were broken down as follows:

(millions of reais)	1st Quarter 2016	1st Quarter 2015	Change
Write-downs and expenses in connection with credit management	71	56	15
Provision charges	63	57	6
TLC operating fees and charges	324	308	16
Indirect duties and taxes	6	15	(9)
Sundry expenses	15	13	2

Total	479	449	30

EBIT

EBIT came to 210 million reais, down 321 million reais compared to the first quarter of 2015. In addition to the lower contribution of EBITDA, this result reflected the higher depreciation and amortization of +98 million reais due to greater capital expenditure.

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Agreement for the sale of telecommunication towers

You are reminded that the agreement is being implemented, which was signed by TIM Celular with American Tower do Brasil on November 21, 2014, for the sale of part of the mobile infrastructure (6,481 telecommunication towers) for a total value of around 3 billion reais. The sales agreement was signed in conjunction with a master lease agreement lasting 20 years and, accordingly, the transaction is to be considered as a partial sale and lease back.

The sales of the first three blocks were completed in 2015, as described in the Consolidated Financial Statements of the Telecom Italia Group at December 31, 2015; no further sales were completed during the first quarter of 2016.

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DISCONTINUED OPERATIONS/NON-CURRENT ASSETS HELD FOR SALE

On March 8, 2016, following the approval by the Enacom, the Argentinian communications regulatory authority, the Telecom Italia Group completed the sale of the entire remaining interest in the Sofora – Telecom Argentina group.

A summary is provided below of the income statement impacts from the Sofora—Telecom Argentina group and its sale; the figures for the first quarter of 2016 have been translated at the average exchange rate for the period January 1 – March 8 (15.7981 pesos per euro), whereas the figures for the first quarter 2015 have been translated at the related average exchange rate (9.78805 pesos per euro):

(millions of euros)			1/1–3/8	1st Quarter
			2016	2015
Income statement effects from Discontinued operations/Non-current assets held for sale:
Revenues			504	906
EBITDA			133	268
EBITDA Margin			26.4	29.6
Operating profit (loss) (EBIT)			133	269
EBIT Margin			26.4	29.6
Finance income (expenses), net			(42)	(7)
Profit (loss) before tax from Discontinued operations/Non-current assets held for sale			91	262
Income tax expense			(32)	(91)
Profit (loss) after tax from Discontinued operations/Non-current assets held for sale	(a	)	59	171
Other minor entries	(b	)		(2)
Profit (loss) from Discontinued operations/Non-current assets held for sale	(c=a+b	)	59	169
Income statement effects on the selling entities:
Net gains on disposal			307
Transfer to the separate consolidated income statement of the Reserve for exchange differences on translating foreign operations			(304)
Income tax expense relating to the disposal			(15)
	(d	)	(12)
Profit (loss) from Discontinued operations/Non-current assets held for sale	(c+d	)	47	169
Attributable to:
Owners of the Parent			(3)	24
Non-controlling interests			50	145

For more details, see the Note “Discontinued operations/Non-current assets held for sale” in the Condensed Consolidated Financial Statements of the Telecom Italia Group at March 31, 2016.

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CONSOLIDATED FINANCIAL POSITION AND CASH FLOWS PERFORMANCE

NON-CURRENT ASSETS

•	Goodwill: increased by 53 million euros, from 29,383 million euros at the end of 2015 to 29,436 million euros at March 31, 2016, due to positive changes of 45 million euros in foreign exchange rates applicable to the Group’s Brazilian operations (1) and the recognition of the provisional goodwill, of 8 million euros, resulting from the acquisitions made by INWIT S.p.A. in January 2016.

Further details are provided in the Note “Goodwill” in the condensed consolidated financial statements at March 31, 2016 of the Telecom Italia Group.

•	Other intangible assets: were up 36 million euros, from 6,480 million euros at the end of 2015 to 6,516 million euros at March 31, 2016, representing the balance of the following items:

•	capex (+342 million euros);

•	amortization charge for the period (-418 million euros);

•	disposals, exchange differences, reclassifications and other changes (for a net positive balance of 112 million euros).

•	Tangible assets: were up 159 million euros, from 14,867 million euros at the end of 2015 to 15,026 million euros at March 31, 2016, representing the balance of the following items:

•	capex (+602 million euros);

•	changes in financial leasing contracts (+46 million euros);

•	depreciation charge for the period (-591 million euros);

•	disposals, exchange differences, reclassifications and other changes (for a net positive balance of 102 million euros).

CONSOLIDATED EQUITY

Consolidated equity amounted to 20,216 million euros (21,249 million euros at December 31, 2015), of which 18,181 million euros attributable to Owners of the Parent (17,554 million euros at December 31, 2015) and 2,035 million euros attributable to non-controlling interests (3,695 million euros at December 31, 2015).

In greater detail, the changes in equity were the following:

(millions of euros)	3/31/2016
At the beginning of the period	21,333
Revised for errors	(84)
At the beginning of the adjusted period	21,249
Total comprehensive income (loss) for the period	746
Dividends approved by:	—
Telecom Italia S.p.A.	—
Other Group companies	—
INWIT - effect of sale of the non-controlling interest	—
Merger of TI Media S.p.A. into Telecom Italia S.p.A.	—
Convertible bond issue maturing 2022 - equity component	—
Issue of equity instruments	—
Disposal of the Sofora – Telecom Argentina group	(1,795)
Other changes	16
At the end of the period	20,216

(1)	The spot exchange rate used for the translation into euro of the Brazilian real (expressed in terms of units of local currency per 1 euro) was 4.05181 at March 31, 2016 and 4.25116 at December 31, 2015.

Interim Management Report at March 31, 2016	Consolidated Financial Position and Cash Flows Performance	24

CASH FLOWS

Adjusted net financial debt stood at 27,139 million euros, down 139 million euros compared to December 31, 2015 (27,278 million euros). The decrease was partly attributable to the deconsolidation of the net financial debt of the Sofora – Telecom Argentina group following the completion of its sale on March 8, 2016.

The table below summarizes the main transactions that had an impact on the change in adjusted net financial debt during the first quarter of 2016:

Change in adjusted net financial debt

	1st Quarter	1st Quarter
(millions of euros)	2016	2015	Change
EBITDA	1,712	2,033	(321)
Capital expenditures on an accrual basis	(944)	(964)	20
Change in net operating working capital:	(750)	(1,502)	752
Change in inventories	(87)	(40)	(47)
Change in trade receivables and net amounts due from customers on construction contracts	30	(345)	375
Change in trade payables (*)	(566)	(979)	413
Other changes in operating receivables/payables	(127)	(138)	11
Change in employee benefits	59	(6)	65
Change in operating provisions and Other changes	(52)	(16)	(36)
Net operating free cash flow	25	(455)	480
% of Revenues	0.6	(9.0)	9.6	pp
Sale of investments and other disposals flow	707	3	704
Share capital increases/reimbursements, including incidental costs	—	186	(186)
Financial investments flow	(9)	—	(9)
Dividends payment	—	(3)	3
Change in financial leasing contracts	(46)	—	(46)
Finance expenses, income taxes and other net non-operating requirements flow	(500)	(486)	(14)
Reduction/(Increase) in adjusted net financial debt from continuing operations	177	(755)	932
Reduction/(Increase) in net financial debt from Discontinued operations/Non-current assets held for sale	(38)	(24)	(14)
Reduction/(Increase) in adjusted net financial debt	139	(779)	918

(*)	Includes the change in trade payables for amounts due to fixed asset suppliers.

In addition to what has already been illustrated with reference to EBITDA, adjusted net financial debt in the first quarter of 2016 was particularly impacted by the following:

Interim Management Report at March 31, 2016	Consolidated Financial Position and Cash Flows Performance	25

Capital expenditures on an accrual basis

The breakdown of capital expenditures by operating segment is as follows:

	1st Quarter 2016		1st Quarter 2015
(millions of euros)		% of total		% of total	Change
Domestic (*)	778	82.4	676	70.1	102
Brazil	166	17.6	287	29.8	(121)
Other Operations	—	—	1	0.1	(1)
Adjustments and eliminations	—	—	—	—	—
Consolidated Total	944	100.0	964	100.0	(20)
% of Revenues	21.3		19.1		2.2	pp

(*)	Following the change in the business mission of Persidera, the Media Business Unit was incorporated into the Domestic Business Unit (Core Domestic) as of January 1, 2016; without that change, the capital expenditure of the Domestic Business Unit for the first quarter of 2016 would have been 777 million euros.

Capital expenditure in the first quarter of 2016 totaled 944 million euros, down 20 million euros (-2.1%) on the first quarter of 2015. In particular:

•	the Domestic Business Unit posted capital expenditures of 778 million euros, an increase of 102 million euros compared to the first quarter of 2015. The increase was driven in particular by much higher innovation expenditure on the development of next-generation networks and services (+169 million euros), which accounted for 50% of all capital expenditure (33% in the same period of 2015).

•	the Brazil Business Unit recorded a decrease of 121 million euros (including a negative currency effect of 72 million euros) compared to the first quarter of 2015; these capital expenditures were mainly aimed at the development of the industrial infrastructure and at sales support platforms.

Change in net operating working capital

The change in net operating working capital for the first quarter 2016 was a decrease of 750 million euros (decrease of 1,502 million euros in the first quarter 2015). In particular:

•	the change in inventories generated a negative impact of 87 million euros whereas the management of trade receivables generated a positive impact of 30 million euros;

•	the change in trade payables (-566 million euros) reflected a seasonal peak in payments of bills payable. Capital expenditure and external costs generally peak in the final quarter of the year, however the related cash flows are largely postponed to the following quarter due to the normal payment terms and contractually applicable conditions;

•	the other changes in operating receivables/payables (-127 million euros) include a negative amount of 186 million euros, for levies on telecommunications operations paid by the Brazil Business Unit – the taxes are normally paid every year by the end of March. This change was partly offset by the performance of other operating payables of the Domestic Business Unit.

Change in employee benefits, operating provisions and other changes

The change in employee benefits mainly reflected the non-recurring provisions for risk made during the first quarter of 2016.

Sale of investments and other disposals flow

This was positive by 707 million euros in the first quarter of 2016 (3 million euros in the first quarter of 2015) and related to the sale of the Sofora – Telecom Argentina group for 704 million euros (545 million euros representing the price and 159 million euros for the deconsolidation of the related net financial debt), with the remaining amount relating to disposals of assets as part of normal operations.

Interim Management Report at March 31, 2016	Consolidated Financial Position and Cash Flows Performance	26

Share capital increases/reimbursements, including incidental costs

In the first quarter of 2016 this item amounted to zero.

In the first quarter of 2015, the item amounted to 186 million euros and related to the conversion option of the 1.125% unsecured equity-linked bond amounting to 2 billion euros, issued on March 26, 2015 and maturing on March 26, 2022.

Financial investments flow

In the first quarter of 2016 this item amounted to 9 million euros (zero in the first quarter of 2015) and consisted of around 6 million euros for the payment made by INWIT S.p.A., net of the cash acquired, for the acquisition of the investments in Revi Immobili S.r.l., Gestione Immobili S.r.l. and Gestione Due S.r.l., and around 3 million euros for the subscription of the capital increase in the company Northgate held as a non-controlling interest.

Change in financial leasing contracts

This item, amounting to 46 million euros, represents the higher value of tangible assets under financial lease, which is partly a reflection of the associated higher financial payables, posted mainly as a result of contractual renegotiations by Telecom Italia S.p.A. in the first quarter of 2016 within the real estate transformation project and the renegotiation of the car rental agreements.

Further details are provided in the Note “Tangible assets (owned and under finance leases)” of the Condensed Consolidated Financial Statements at March 31, 2016 of the Telecom Italia Group.

Finance expenses, income taxes and other net non-operating requirements flow

The item amounted to 500 millions euros and mainly included the payment, during the first quarter of 2016, of net finance expenses and income taxes, as well as the change in non-operating receivables and payables.

Reduction/(Increase) in net financial debt from Discontinued operations/Non-current assets held for sale

The item shows cash flow absorbed by the Sofora – Telecom Argentina group, equal to 38 million euros, before the disposal of the investment and the consequent deconsolidation of the relative net financial debt as of March 8, 2016. In the first quarter of 2015, this item amounted to a negative 24 million euros.

Interim Management Report at March 31, 2016	Consolidated Financial Position and Cash Flows Performance	27

Net financial debt

Net financial debt is composed as follows:

(millions of euros)	3/31/2016	12/31/2015	Change
	(a)	(b)	(a-b)
Non-current financial liabilities
Bonds	19,653	19,883	(230)
Amounts due to banks, other financial payables and liabilities	8,410	8,364	46
Finance lease liabilities	2,291	2,271	20

	30,354	30,518	(164)

Current financial liabilities (*)
Bonds	2,640	3,681	(1,041)
Amounts due to banks, other financial payables and liabilities	1,644	2,390	(746)
Finance lease liabilities	156	153	3

	4,440	6,224	(1,784)

Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale	—	348	(348)

Total Gross financial debt	34,794	37,090	(2,296)

Non-current financial assets
Securities other than investments	(2)	(3)	1
Financial receivables and other non-current financial assets	(2,764)	(2,986)	222

	(2,766)	(2,989)	223

Current financial assets
Securities other than investments	(735)	(1,488)	753
Financial receivables and other current financial assets	(395)	(352)	(43)
Cash and cash equivalents	(2,665)	(3,559)	894

	(3,795)	(5,399)	1,604

Financial assets relating to Discontinued operations/Non-current assets held for sale	—	(227)	227

Total financial assets	(6,561)	(8,615)	2,054

Net financial debt carrying amount	28,233	28,475	(242)

Reversal of fair value measurement of derivatives and related financial assets/liabilities	(1,094)	(1,197)	103
Adjusted net financial debt	27,139	27,278	(139)
Breakdown as follows:

Total adjusted gross financial debt	32,296	34,602	(2,306)

Total adjusted financial assets	(5,157)	(7,324)	2,167

(*) of which current portion of medium/long-term debt:
Bonds	2,640	3,681	(1,041)
Amounts due to banks, other financial payables and liabilities	1,047	1,482	(435)
Finance lease liabilities	156	153	3

The financial risk management policies of the Telecom Italia Group are aimed at minimizing market risks, fully hedging exchange rate risk, and optimizing interest rate exposure through appropriate diversification of the portfolio, which is also achieved by using carefully selected derivative financial instruments. Such instruments, it should be stressed, are not used for speculative purposes and all have an underlying, which is hedged.

In addition, to determine its exposure to interest rates, the Group sets an optimum composition for the fixed-rate and variable-rate debt structure and uses derivative financial instruments to achieve that composition. Taking into account the Group’s operating activities, the optimum mix of medium/long-term non-current financial liabilities has been established, on the basis of the nominal amount, at a range of 65%—75% for the fixed-rate component and 25% - 35% for the variable-rate component.

Interim Management Report at March 31, 2016	Consolidated Financial Position and Cash Flows Performance	28

In managing market risks, the Group has adopted Guidelines for the “Management and control of financial risk” and mainly uses IRS and CCIRS derivative financial instruments.

To provide a better representation of the true performance of Net Financial Debt, from 2009, in addition to the usual indicator (renamed “Net financial debt carrying amount”), a measure called “Adjusted net financial debt” has also been shown, which neutralizes the effects caused by the volatility of financial markets. Given that some components of the fair value measurement of derivatives (contracts for setting the exchange and interest rate for contractual flows) and derivatives embedded in other financial instruments do not result in actual monetary settlement, the “Adjusted net financial debt” excludes these purely accounting and non-monetary effects (including the effects resulting from the introduction of IFRS 13 – Fair Value Measurement from January 1, 2013) from the measurement of derivatives and related financial assets/liabilities.

Sales of receivables to factoring companies

Sales of trade receivables to factoring companies finalized during the first quarter of 2016 resulted in a positive effect on net financial debt at March 31, 2016 of 777 million euros (1,106 million euros at December 31, 2015).

Gross financial debt

Bonds

Bonds at March 31, 2016 were recorded for a total of 22,293 million euros (23,564 million euros at December 31, 2015). Their nominal repayment amount was 21,848 million euros, down 1,099 million euros compared to December 31, 2015 (22,947 million euros).

Changes in bonds over the first quarter of 2016 are shown below:

(millions of original currency)	Currency	Amount	Issue date
New issues
Telecom Italia S.p.A. 750 million euros 3.625% maturing 1/19/2024	Euro	750	1/20/2016

(millions of original currency)	Currency	Amount	Repayment date
Repayments
Telecom Italia S.p.A. 663 million euros 5.125% (1)	Euro	663	1/25/2016
Telecom Italia S.p.A. 708 million euros 8.250% (2)	Euro	708	3/21/2016

(1)	Net of buybacks by the Company of 337 million euros during 2014 and 2015.
(2)	Net of buybacks by the Company of 142 million euros during 2014.

With reference to the Telecom Italia S.p.A. 2002-2022 bonds, reserved for subscription by employees of the Group, at March 31, 2016, the nominal amount was equal to 200 million euros and was unchanged compared to December 31, 2015.

Revolving Credit Facility and Term Loan

The following table shows the composition and the draw down of the committed credit lines available at March 31, 2016:

Interim Management Report at March 31, 2016	Consolidated Financial Position and Cash Flows Performance	29

(billions of euros)	3/31/2016		12/31/2015
	Agreed	Drawn down	Agreed	Drawn down
Revolving Credit Facility – expiring May 2019	4.0	—	4.0	—
Revolving Credit Facility – expiring March 2020	3.0	—	3.0	—

Total	7.0	—	7.0	—

Telecom Italia has two syndicated Revolving Credit Facilities for amounts of 4 billion euros and 3 billion euros expiring May 24, 2019 and March 25, 2020 respectively, both not yet drawn down. The beneficial changes to the economic terms of the Revolving Credit Facilities took effect from January 4, 2016, together with the two-year extension to those facilities.

Telecom Italia also has access to:

•	a bilateral Term Loan from Banca Regionale Europea expiring July 2019 for 200 million euros, drawn down for the full amount;

•	two bilateral Term Loans from Cassa Depositi e Prestiti respectively for 100 million euros expiring in April 2019 and 150 million euros expiring in October 2019, drawn down for the full amount;

•	two bilateral Term Loans from Mediobanca respectively for 200 million euros expiring in November 2019 and 150 million euros expiring in July 2020, drawn down for the full amount;

•	a bilateral Term Loan from ICBC expiring July 2020 for 120 million euros, drawn down for the full amount;

•	a bilateral Term Loan from Intesa Sanpaolo expiring August 2021 for 200 million euros, drawn down for the full amount.

Maturities of financial liabilities and average cost of debt

The average maturity of non-current financial liabilities (including the current portion of medium/long-term financial liabilities due within 12 months) is 7.94 years.

The average cost of the Group’s debt, considered as the cost for the year calculated on an annual basis and resulting from the ratio of debt-related expenses to average exposure, is about 5.3%.

For details of the maturities of financial liabilities in terms of expected nominal repayment amounts, as contractually agreed, see the Notes “Financial liabilities (non-current and current)” in the Condensed Consolidated Financial Statements at March 31, 2016 of the Telecom Italia Group.

Current financial assets and liquidity margin

The Telecom Italia Group’s available liquidity margin amounted to 10,400 million euros at March 31, 2016, corresponding to the sum of “Cash and cash equivalents” and “Current securities other than investments”, totaling 3,400 million euros (5,047 million euros at December 31, 2015), and the committed credit lines, mentioned above, of which a total of 7,000 million euros has not been drawn down. This margin is sufficient to cover Group financial liabilities due at least for the next 24 months.

In particular:

Cash and cash equivalents amounted to 2,665 million euros (3,559 million euros at December 31, 2015). The different technical forms of investing available cash at March 31, 2016 can be analyzed as follows:

•	Maturities: investments have a maximum maturity of three months;

•	Counterparty risk: investments by the European companies are made with leading banking, financial and industrial institutions with high credit quality. Investments by the companies in South America are made with leading local counterparties;

•	Country risk: deposits have been made mainly in major European financial markets.

Current securities other than investments amounted to 735 million euros (1,488 million euros at December 31, 2015): These forms of investment represent alternatives to the investment of liquidity with the aim of improving returns. They include 259 million euros of Italian treasury bonds purchased by Telecom Italia S.p.A., 6 million euros of Italian Treasury Certificates (assigned to Telecom Italia S.p.A. as the holder of trade receivables, as per Italian Ministry of the Economy and Finance

Interim Management Report at March 31, 2016	Consolidated Financial Position and Cash Flows Performance	30

Decree of 12/3/2012), and 335 million euros of bonds purchased by Telecom Italia Finance S.A. with different maturities, all with an active market and consequently readily convertible into cash. The purchases of the above government bonds and CCTs, which, pursuant to Consob Communication DEM/11070007 of August 5, 2011, represent investments in “Sovereign debt securities”, have been made in accordance with the Guidelines for the “Management and control of financial risk” adopted by the Telecom Italia Group since August 2012, in replacement of the previous policies in force. In addition, the Brazil Business Unit made an investment for an equivalent value of 135 million euros in a monetary fund that invests almost entirely in instruments in US dollars.

Interim Management Report at March 31, 2016	Consolidated Financial Position and Cash Flows Performance	31

CONSOLIDATED FINANCIAL STATEMENTS – TELECOM ITALIA GROUP

Following the adoption into Italian legislation of the changes to the Transparency Directive, the requirement, established in Article 154-ter (Financial reports) of Italian Legislative Decree 58/1998 (Consolidated Law on Finance), for listed Issuers, with Italy as their Member State of origin, to prepare interim financial reports for the first and third quarter of the year, has been removed. However, Consob has been given the power to order the publication, through specific regulations and after having verified their impact, of periodic financial disclosures in addition to the annual and half-year financial reports.

Pending the regulatory developments on this matter, and in order to ensure adequate continuity of information to the market, Telecom Italia shall continue – on a transitional and voluntary basis – to prepare and publish its interim management reports for the first and third quarter of the year. The Interim Report also includes the Condensed Consolidated Financial Statements at March 31, 2016, prepared in compliance with the IFRS issued by the IASB and endorsed by the EU and, specifically, IAS 34 Interim Reports. The Condensed Consolidated Financial Statements at March 31, 2016 have not been audited.

The accounting policies and consolidation principles adopted in the preparation of the condensed consolidated financial statements at March 31, 2016 are the same as those adopted in the Telecom Italia Group annual consolidated financial statements at December 31, 2015, to which reference can be made, except for the application of the new Standards/Interpretations adopted by the Group from January 1, 2016. However, as described in the notes to the condensed consolidated financial statements at March 31, 2016, the new Standards/Interpretations had no effects on the consolidated financial statements of the Group.

Within the Brazil Business Unit, Management recently identified that incorrect accounting entries were made in prior years in connection with the recognition of service revenues from the sale of prepaid traffic. Such incorrect accounting entries, which did not have any impact either in terms of net financial position nor on cash and cash equivalents, resulted in the early recognition of revenues with respect to prepaid traffic not yet consumed. The comparative financial information as of December 31, 2015 and for the three-month period ended March 31, 2015, have been therefore revised, with no material impact on the figures under comparison.

The Telecom Italia Group, in addition to the conventional financial performance measures established by IFRS, uses certain alternative performance measures in order to present a better understanding of the trend of operations and financial condition. Specifically, these alternative performance measures refer to: EBITDA; EBIT; the organic change in revenues, EBITDA and EBIT; and net financial debt carrying amount and adjusted net financial debt. Moreover, the part entitled “Business Outlook for the Year 2016” contains forward-looking statements in relation to the Group’s intentions, beliefs or current expectations regarding financial performance and other aspects of the Group’s operations and strategies. Readers of the present Interim Report are reminded not to place undue reliance on forward-looking statements; actual results may differ significantly from forecasts owing to numerous factors, the majority of which are beyond the scope of the Group’s control.

MAIN CHANGES IN THE SCOPE OF CONSOLIDATION

The following changes in the scope of consolidation occurred during the first quarter of 2016:

•	Sofora - Telecom Argentina group: classified as Discontinued Operations (Discontinued operations/Non-current assets held for sale) was sold on March 8, 2016;

•	Revi Immobili S.r.l., Gestione Due S.r.l. and Gestione Immobili S.r.l. (Domestic Business Unit): on January 11, 2016, INWIT S.p.A. purchased 100% of these companies, which therefore entered into the Group’s scope of consolidation.

The following changes in the scope of consolidation occurred during 2015:

•	INWIT S.p.A. (Domestic Business Unit): established in January 2015;

•	Alfabook S.r.l. (Domestic Business Unit): on July 1, 2015, Telecom Italia Digital Solution S.p.A. (now merged into Olivetti S.p.A.) acquired 100% of the company, which consequently entered the Group’s scope of consolidation;

•	TIM Real Estate S.r.l. (Domestic Business Unit): established in November 2015.

Interim Management Report at March 31, 2016	Consolidated Financial Statements – Telecom Italia Group	32

Separate Consolidated Income Statements

		1st Quarter
	1st Quarter	2015	Change
	2016	Revised	(a-b)
(millions of euros)	(a)	(b)	amount	%
Revenues	4,440	5,054	(614)	(12.1)
Other income	47	53	(6)	(11.3)
Total operating revenues and other income	4,487	5,107	(620)	(12.1)
Acquisition of goods and services	(1,923)	(2,171)	248	11.4
Employee benefits expenses	(848)	(833)	(15)	(1.8)
Other operating expenses	(247)	(265)	18	6.8
Change in inventories	85	47	38	80.9
Internally generated assets	158	148	10	6.8
Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	1,712	2,033	(321)	(15.8)
Depreciation and amortization	(1,009)	(1,052)	43	4.1
Gains/(losses) on disposals of non-current assets	3	—	3	—
Impairment reversals (losses) on non-current assets	(2)	—	(2)	—
Operating profit (loss) (EBIT)	704	981	(277)	(28.2)
Share of losses (profits) of associates and joint ventures accounted for using the equity method	—	—	—	—
Other income (expenses) from investments	—	2	(2)	—
Finance income	1,120	1,512	(392)	(25.9)
Finance expenses	(1,146)	(2,329)	1,183	50.8
Profit (loss) before tax from continuing operations	678	166	512	—
Income tax expense	(221)	(74)	(147)	—
Profit (loss) from continuing operations	457	92	365	—
Profit (loss) from Discontinued operations/Non-current assets held for sale	47	169	(122)	(72.2)
Profit (loss) for the period	504	261	243	93.1
Attributable to:
Owners of the Parent	433	82	351	—
Non-controlling interests	71	179	(108)	(60.3)

Interim Management Report at March 31, 2016	Consolidated Financial Statements – Telecom Italia Group	33

Consolidated Statements of Comprehensive Income

In accordance with IAS 1 (Presentation of Financial Statements), the following consolidated statements of comprehensive income include the Profit (loss) for the period as shown in the Separate Consolidated Income Statements and all non-owner changes in equity.

				1st Quarter
(millions of euros)			1st Quarter 2016	2015 Revised
Profit (loss) for the period	(a	)	504	261
Other components of the Consolidated Statements of Comprehensive Income
Other components that subsequently will not be reclassified in the Separate Consolidated Income Statements
Remeasurements of employee defined benefit plans (IAS 19):
Actuarial gains (losses)			—	—
Income tax effect			—	—
	(b	)	—	—
Share of other profits (losses) of associates and joint ventures accounted for using the equity method:
Profit (loss)			—	—
Income tax effect			—	—
	(c	)	—	—

Total other components that subsequently will not be reclassified in the Separate Consolidated Income Statements	(d=b+c	)	—	—

Other components that subsequently will be reclassified in the Separate Consolidated Income Statements
Available-for-sale financial assets:
Profit (loss) from fair value adjustments			87	39
Loss (profit) transferred to the Separate Consolidated Income Statements			(82)	(4)
Income tax effect			(4)	(7)
	(e	)	1	28
Hedging instruments:
Profit (loss) from fair value adjustments			(679)	539
Loss (profit) transferred to the Separate Consolidated Income Statements			382	(455)
Income tax effect			88	(22)
	(f	)	(209)	62
Exchange differences on translating foreign operations:
Profit (loss) on translating foreign operations			146	(158)
Loss (profit) on translating foreign operations transferred to the Separate Consolidated Income Statements			304	—
Income tax effect			—	—
	(g	)	450	(158)
Share of other profits (losses) of associates and joint ventures accounted for using the equity method:
Profit (loss)			—	—
Loss (profit) transferred to the Separate Consolidated Income Statements			—	—
Income tax effect			—	—
	(h	)	—	—

Total other components that subsequently will be reclassified to the Separate Consolidated Income Statements	(i=e+f+g+h	)	242	(68)

Total other components of the Consolidated Statements of Comprehensive Income	(k=d+i	)	242	(68)

Total comprehensive income (loss) for the period	(a+k	)	746	193

Attributable to:
Owners of the Parent			638	(44)
Non-controlling interests			108	237

Interim Management Report at March 31, 2016	Consolidated Financial Statements – Telecom Italia Group	34

Consolidated Statements of Financial Position

				12/31/2015
			3/31/2016	Revised	Change	1.1.2015
(millions of euros)			(a)	(b)	(a-b)	Revised
Assets
Non-current assets
Intangible assets
Goodwill			29,436	29,383	53	29,943
Intangible assets with a finite useful life			6,516	6,480	36	6,827
			35,952	35,863	89	36,770
Tangible assets
Property, plant and equipment owned			12,816	12,659	157	12,544
Assets held under finance leases			2,210	2,208	2	843
			15,026	14,867	159	13,387
Other non-current assets
Investments in associates and joint ventures accounted for using the equity method			41	41	—	36
Other investments			41	45	(4)	43
Non-current financial assets			2,766	2,989	(223)	2,445
Miscellaneous receivables and other non-current assets			1,899	1,778	121	1,614
Deferred tax assets			894	853	41	1,118
			5,641	5,706	(65)	5,256

Total Non-current assets	(a	)	56,619	56,436	183	55,413

Current assets
Inventories			341	254	87	313
Trade and miscellaneous receivables and other current assets			5,534	5,112	422	5,617
Current income tax receivables			26	163	(137)	101
Current financial assets
Securities other than investments, financial receivables and other current financial assets			1,130	1,840	(710)	1,611
Cash and cash equivalents			2,665	3,559	(894)	4,812
			3,795	5,399	(1,604)	6,423
Current assets sub-total			9,696	10,928	(1,232)	12,454
Discontinued operations/Non-current assets held for sale
of a financial nature			—	227	(227)	165
of a non-financial nature			—	3,677	(3,677)	3,564
			—	3,904	(3,904)	3,729

Total Current assets	(b	)	9,696	14,832	(5,136)	16,183

Total Assets	(a+b	)	66,315	71,268	(4,953)	71,596

Interim Management Report at March 31, 2016	Consolidated Financial Statements – Telecom Italia Group	35

			3/31/2016	12/31/2015	Change
				Revised		1.1.2015
(millions of euros)			(a)	(b)	(a-b)	Revised
Equity and Liabilities
Equity
Equity attributable to Owners of the Parent			18,181	17,554	627	18,068
Non-controlling interests			2,035	3,695	(1,660)	3,516

Total Equity	(c	)	20,216	21,249	(1,033)	21,584

Non-current liabilities
Non-current financial liabilities			30,354	30,518	(164)	32,325
Employee benefits			1,459	1,420	39	1,056
Deferred tax liabilities			367	323	44	438
Provisions			551	551	—	720
Miscellaneous payables and other non-current liabilities			1,140	1,110	30	697
Total Non-current liabilities	(d	)	33,871	33,922	(51)	35,236
Current liabilities
Current financial liabilities			4,440	6,224	(1,784)	4,686
Trade and miscellaneous payables and other current liabilities			7,701	7,882	(181)	8,536
Current income tax payables			87	110	(23)	36
Current liabilities sub-total			12,228	14,216	(1,988)	13,258
Liabilities directly associated with Discontinued operations/Non-current assets held for sale
of a financial nature			—	348	(348)	43
of a non-financial nature			—	1,533	(1,533)	1,475
			—	1,881	(1,881)	1,518

Total Current Liabilities	(e	)	12,228	16,097	(3,869)	14,776

Total Liabilities	(f=d+e	)	46,099	50,019	(3,920)	50,012

Total Equity and Liabilities	(c+f	)	66,315	71,268	(4,953)	71,596

Interim Management Report at March 31, 2016	Consolidated Financial Statements – Telecom Italia Group	36

Consolidated Statements of Cash Flows

			1st	1st Quarter
			Quarter	2015
(millions of euros)			2016	Revised
Cash flows from operating activities:
Profit (loss) from continuing operations			457	92
Adjustments for:
Depreciation and amortization			1,009	1,052
Impairment losses (reversals) on non-current assets (including investments)			2	3
Net change in deferred tax assets and liabilities			90	(11)
Losses (gains) realized on disposals of non-current assets (including investments)			(4)	—
Share of losses (profits) of associates and joint ventures accounted for using the equity method			—	—
Change in employee benefits			59	(6)
Change in inventories			(87)	(40)
Change in trade receivables and net amounts due from customers on construction contracts			30	(345)
Change in trade payables			(25)	(605)
Net change in current income tax receivables/payables			96	51
Net change in miscellaneous receivables/payables and other assets/liabilities			(279)	(45)
Cash flows from (used in) operating activities	(a	)	1,348	146
Cash flows from investing activities:
Purchase of intangible assets			(342)	(429)
Purchase of tangible assets			(648)	(535)
Total purchase of intangible and tangible assets on an accrual basis			(990)	(964)
Change in amounts due for purchases of intangible and tangible assets			(494)	(374)
Total purchase of intangible and tangible assets on a cash basis			(1,484)	(1,338)
Acquisition of control in subsidiaries or other businesses, net of cash acquired			(6)	—
Acquisitions/disposals of other investments			(3)	—
Change in financial receivables and other financial assets			862	(1,631)
Proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of			492	—
Proceeds from sale/repayment of intangible, tangible and other non-current assets			3	3
Cash flows from (used in) investing activities	(b	)	(136)	(2,966)
Cash flows from financing activities:
Change in current financial liabilities and other			(522)	1,327
Proceeds from non-current financial liabilities (including current portion)			931	3,015
Repayments of non-current financial liabilities (including current portion)			(2,157)	(965)
Share capital proceeds/reimbursements (including subsidiaries)			—	186
Dividends paid			—	(3)
Changes in ownership interests in consolidated subsidiaries			—	—
Cash flows from (used in) financing activities	(c	)	(1,748)	3,560
Cash flows from (used in) Discontinued operations/Non-current assets held for sale	(d	)	(45)	9
Aggregate cash flows	(e=a+b+c+d	)	(581)	749
Net cash and cash equivalents at beginning of the period	(f	)	3,216	4,910
Net foreign exchange differences on net cash and cash equivalents	(g	)	26	(57)
Net cash and cash equivalents at end of the period	(h=e+f+g	)	2,661	5,602

Interim Management Report at March 31, 2016	Consolidated Financial Statements – Telecom Italia Group	37

Additional Cash Flow Information

	1st Quarter	1st Quarter
		2015
(millions of euros)	2016	Revised
Income taxes (paid) received	(26)	(18)
Interest expense paid	(721)	(771)
Interest income received	165	149
Dividends received	—	—

Analysis of Net Cash and Cash Equivalents

	1st Quarter	1st Quarter
		2015
(millions of euros)	2016	Revised
Net cash and cash equivalents at beginning of the period
Cash and cash equivalents - from continuing operations	3,559	4,812
Bank overdrafts repayable on demand – from continuing operations	(441)	(19)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	98	117
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	—	—
	3,216	4,910
Net cash and cash equivalents at end of the period
Cash and cash equivalents - from continuing operations	2,665	5,507
Bank overdrafts repayable on demand – from continuing operations	(4)	(31)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	—	126
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	—	—
	2,661	5,602

Interim Management Report at March 31, 2016	Consolidated Financial Statements – Telecom Italia Group	38

ANALYSIS OF THE MAIN CONSOLIDATED FINANCIAL AND OPERATING ITEMS

Acquisition of goods and services

(millions of euros)	1st Quarter 2016	1st Quarter 2015	Change
Purchases of goods	420	486	(66)
Revenues due to other TLC operators and interconnection costs	478	557	(79)
Commercial and advertising costs	289	351	(62)
Power, maintenance and outsourced services	305	322	(17)
Rent and leases	166	177	(11)
Other service expenses	265	278	(13)

Total acquisition of goods and services	1,923	2,171	(248)

% of Revenues	43.3	43.0	0.3 pp

Employee benefits expenses

(millions of euros)	1st Quarter 2016	1st Quarter 2015	Change
Employee benefits expenses - Italy	753	729	24
Ordinary employee expenses and costs	688	729	(41)
Restructuring and other expenses	65	—	65
Employee benefits expenses – Outside Italy	95	104	(9)
Ordinary employee expenses and costs	87	104	(17)
Restructuring and other expenses	8	—	8

Total employee benefits expenses	848	833	15

% of Revenues	19.1	16.5	2.6 pp

Average salaried workforce

(equivalent number)	1st Quarter 2016	1st Quarter 2015	Change
Average salaried workforce – Italy	47,444	47,428	16
Average salaried workforce – Outside Italy	11,925	12,009	(84)
Total average salaried workforce (1)	59,369	59,437	(68)
Non-current assets held for sale - Sofora - Telecom Argentina group	10,322	15,541	(5,219)

Total average salaried workforce - including Non-current assets held for sale	69,691	74,978	(5,287)

(1)	Includes employees with temp work contracts: 3 on average in the first quarter of 2016 (1 in Italy and 2 outside Italy). In the first quarter of 2015, the average headcount was 4 (3 in Italy and 1 outside Italy).

Headcount at period end

(number)	3/31/2016	12/31/2015	Change
Headcount – Italy	52,554	52,555	(1)
Headcount – Outside Italy	12,553	13,312	(759)

Total headcount at period end (1)	65,107	65,867	(760)

Non-current assets held for sale - Sofora - Telecom Argentina group	—	16,228	(16,228)

Total headcount at period end - including Non-current assets held for sale	65,107	82,095	(16,988)

(1)	Includes employees with temp work contracts: 3 at March 31, 2016 and 3 at December 31, 2015.

Interim Management Report at March 31, 2016	Consolidated Financial Statements – Telecom Italia Group	39

Headcount at period end – Breakdown by Business Unit

(number)	3/31/2016	12/31/2015	Change
Domestic (*)	52,713	52,644	69
Brazil	12,280	13,042	(762)
Media	—	64	(64)
Other Operations	114	117	(3)

Total	65,107	65,867	(760)

(*)	Following the change in the business mission of Persidera, the Media Business Unit was incorporated into the Domestic Business Unit (Core Domestic) as of January 1, 2016; without that change, the headcount at the end of the period of the Domestic Business Unit would have been 52,650.

Other operating expenses

(millions of euros)	1st Quarter 2016	1st Quarter 2015	Change
Write-downs and expenses in connection with credit management	85	77	8
Provision charges	21	24	(3)
TLC operating fees and charges	88	106	(18)
Indirect duties and taxes	25	31	(6)
Penalties, settlement compensation and administrative fines	15	15	—
Association dues and fees, donations, scholarships and traineeships	4	5	(1)
Sundry expenses	9	7	2

Total	247	265	(18)

Interim Management Report at March 31, 2016	Consolidated Financial Statements – Telecom Italia Group	40

EVENTS SUBSEQUENT TO MARCH 31, 2016

For details of subsequent events see the specific Note “Events Subsequent to March 31, 2016” in the Telecom Italia Group condensed consolidated financial statements at March 31, 2016.

BUSINESS OUTLOOK FOR THE YEAR 2016

As forecast in the Business Plan, there was a constant and gradual improvement in operating performance in the Domestic perimeter in 2016, combined with a progressive reduction of the debt, thanks in part to the conversion of the Mandatory Convertible Bond (contractually set for November 2016 in the amount of 1.3 billion euros) and the sale of the residual stake of Telecom Argentina (completed on 8 March 2016). By the end 2018, the company expects that the Net Adjusted Debt/reported EBITDA ratio will be below 3x.

TIM continues its transformation and transition from traditional Telco to Digital Telco, enabler of the country’s digital life: a business model based on the development of innovative infrastructure and an excellent quality of customer service, increasingly aimed at disseminating premium services and digital content.

More specifically, in the Domestic Mobile segment, in a competitive context where there has been a progressive cooling of the pricing lever, greater attention paid to level of service and strong, continuous growth in data consumption, TIM will be focussing on the ever-greater adoption of 4G by its customers, fostered by the growing penetration of smartphones and bundle offers with distinctive digital contents. This will enable the Company to increase ARPU and strengthen its market leadership.

In the Domestic Fixed segment, TIM expects to reduce the decline in the number of customers as from 2016, thanks to the acceleration in the dissemination of fibre, convergence and the strengthening of the positioning of services with digital content (Video, Music, Gaming and Publishing). TIM will also continue to work with Italian businesses in their digital transformation process, with its ICT and Cloud services, taking a differentiated approach depending on customer base characteristics, aiming to achieve a distinctive positioning in the vertical markets deemed to be of greatest interest.

These dynamics of commercial and business development, accompanied by a strengthening of the efficiency programme and cost cutting, represent the basis for a further improvement in operating performance, with the aim of stabilising EBITDA as early as 2016.

In Brazil, the Plan considers and suffers the major changes to the macroeconomic, political and market context seen in recent months.

The latest forecasts on the economic outlook in fact show a further, progressive deterioration for the whole of 2016 of its main indicators. More specifically, a downturn of almost 4% is expected in the GDP and an inflation rate—also following a series of interventions raising tariffs in regulated sectors—that will remain high and very volatile. This acceleration in inflation may have an increasing impact on the purchasing power of households, consequently worsening financial conditions, particularly for the low income brackets. The exchange rate with the dollar also reached and exceeded 4.0 reais/USD in 2015, with growth forecast during the Plan up to 4.20 reais/USD.

The whole of the telecommunications segment (and prepaid Mobile in particular) is very exposed to this scenario, with a decline in the comprehensive market value also as a result of its substantial maturity and saturation.

Moreover, a trend is being seen in Brazil of constant, strong growth in data use, with an intensity that is even greater than that recorded in the other major countries. This phenomenon goes hand-in-hand with a simultaneous reduction of voice traffic and messaging, driven by the aim of optimising and reducing customer spending, as customers privilege use of the services offered by the OTTs as an alternative to traditional methods of using services.

Interim Management Report at March 31, 2016	Business outlook for 2016	41

In this context, TIM Brasil has set itself the objective of increasing its market share on revenues and improving its profitability (EBITDA margin), due to a major investment plan (in particular in 4G, where TIM is already leader today), and to a renewed commercial and competitive positioning and great attention to efficiency as a structural element necessary to give balance and financial sustainability to the Plan.

Interim Management Report at March 31, 2016	Business outlook for 2016	42

MAIN RISKS AND UNCERTAINTIES

The business outlook for 2016 could be affected by risks and uncertainties caused by a multitude of factors, the majority of which are beyond the Group’s control.

In such a scenario, risk management becomes a strategic tool for value creation. The Telecom Italia Group has adopted an Enterprise Risk Management Model based on the methodology of the Committee of Sponsoring Organizations of the Treadway Commission (ERM CoSO Report), which enables the identification and management of risk in a uniform manner within the Group companies, highlighting potential synergies between the actors involved in the assessment of the Internal Control and Risk Management System. The ERM process is designed to identify potential events that may affect the business, to manage risk within acceptable limits and to provide reasonable assurance regarding the achievement of corporate objectives.

The main risks affecting the business activities of the Telecom Italia Group, which may impact, even significantly, the ability to achieve the objectives of the Group are presented below.

STRATEGIC RISKS

Risks related to macro economic factors

The Group’s economic and financial situation is subject to the influence of numerous macroeconomic factors such as economic growth, political stability, consumer confidence, and changes in interest rates and exchange rates in the markets in which it operates. The expected results may be affected, in the domestic market, by the struggling economic recovery associated with a high rate of unemployment and the consequent reduction in income available for consumption. In the Brazilian market, the expected results may be affected by the further deterioration of the macroeconomic environment, with the country currently in economic recession, and the accompanying deterioration in operating conditions. These factors mean that the possibility of consequent goodwill impairment losses cannot be ruled out.

In addition, the Telecom Italia Group is currently undertaking numerous projects and transactions, including corporate and extraordinary transactions, whose feasibility and completion could be affected by factors outside the control of management, such as political and regulatory factors, currency exchange restrictions, bureaucratic regulations etc.. As a result, the financial outcomes of these project and transactions may differ, even significantly, from expectations.

Risks related to competition

The telecommunications market is characterized by strong competition that may reduce our share in the markets we operate in as well as lower prices and margins. Competition is focused, on one hand, on innovative products and services and, on other hand, on the price of traditional services. In addition, in the area of infrastructure competition, the growth of alternative operators could represent a threat for Telecom Italia, particularly in the years of the plan after 2016 and also beyond the Plan period. In the Brazilian market the trend in the telecommunications industry is changing rapidly, amplifying the deterioration in the macroeconomic environment. The competition risk consists of the increased acceleration in the process of replacement of traditional services with innovative services, and the downsizing of consumption by customers (e.g. reduction in multi-SIM customers). In this scenario, the Tim Brasil group may be further impacted in the short term to a greater extent than its main competitors, due to the higher proportion of customers with prepaid services, which are more affected by the current macroeconomic situation.

OPERATIONAL RISKS

Operational risks inherent in our business relate to possible inadequacies in internal processes, external factors, frauds, employee errors, errors in properly documenting transactions, loss of critical or commercially sensitive data and failures in systems and/or network platforms.

Interim Management Report at March 31, 2016	Main risks and uncertainties	43

Risks related to business continuity

Our success depends heavily on the ability to deliver the services we provide through the IT infrastructure and network on a continuous and uninterrupted basis. The infrastructure is susceptible to interruptions due to failures of information and communication technologies, lack of electricity, floods, storms and human errors. Unexpected problems in installations, system failures, hardware and software failures, computer viruses or hacker attacks could affect the quality of services and cause service interruptions. Each of these events could result in a reduction in traffic and a reduction in revenues and/or in an increase of restoration costs, with an adverse impact on the level of customer satisfaction and number of customers, as well as our reputation.

Risks related to the development of fixed and mobile networks

To maintain and expand our customer portfolio in each of the markets in which we operate, it is necessary to maintain, update and improve existing networks in a timely manner. A reliable and high quality network is necessary to maintain the customer base and minimize the terminations to protect the Company’s revenues from erosion. The maintenance and improvement of existing installations depend on our ability to:

•	upgrade the capabilities of the networks to provide customers with services that are closer to their needs; in the regard the Group may be engaged in the participation in tenders for broadcasting frequencies whose outcomes, in terms of financial requirements, may differ, even significantly, from expectations;

•	increase the geographical coverage of innovative services;

•	upgrade the structure of the systems and the networks to adapt it to new technologies.

Risks of internal/external fraud

The Group has adopted an organizational model to prevent fraud. However, the implementation of this model cannot ensure the total mitigation of the risk. Dishonest activities and illegal acts committed by people inside and outside the organization could adversely affect the Company’s operating results, financial position and image.

Risks related to Disputes and Litigation

The Group has to deal with disputes and litigation with tax authorities, regulators, competition authorities, other telecommunications operators and other entities. The possible impacts of such proceedings are generally uncertain. In the event of settlement unfavorable to the Group, these issues may, individually or as whole, have an adverse effect, which may even be significant, on its operating results, financial position and cash flows.

FINANCIAL RISKS

The Telecom Italia Group may be exposed to financial risks such as risks arising from fluctuations in interest rates and exchange rates, credit risk, liquidity risk and risks related to the performance of the equity markets in general, and – more specifically – risks related to the performance of the share price of the Group companies. These risks may adversely impact the earnings and the financial structure of the Group. Accordingly, to manage those risks, Telecom Italia Group has established guidelines, at central level, which must be followed for operational management, identification of the most suitable financial instruments to meet set goals, and monitoring the results achieved. In particular, in order to mitigate the liquidity risk, the Group aims to maintain an “adequate level of financial flexibility”, in terms of cash and syndicated committed credit lines, enabling it to cover refinancing requirements at least for the next 12 -18 months.

Interim Management Report at March 31, 2016	Main risks and uncertainties	44

REGULATORY AND COMPLIANCE RISKS

Regulatory risks

The telecommunications industry is highly regulated. In this context, new decisions by the regulator and changes in the regulatory environment may affect the expected results of the Group. More specifically, the elements which introduce uncertainty are:

•	lack of predictability in the timing of the introduction and consequent results of new processes;

•	decisions with retroactive effect (i.e. revision of prices relating to prior years as a result of an administrative judgment) with potential impact on the timing of return on investment;

•	decisions that can influence the technological choices made and to be made, with potential impact on the timing of return on investment.

In 2015, in order to further enhance the guarantees of equality of treatment between retail customers and wholesale customers, Telecom Italia initiated a project aimed at intervening on both the equivalence model and the instruments used to assess the supply of wholesale services. The project and the related implementation roadmap were approved by the Board of Directors of Telecom Italia on November 5, 2015. The risk is associated with the assessment of the effectiveness of Telecom Italia’s project by the designated organizations (AGCOM and AGCM). The positive assessment of the implementation of the equivalence project is a necessary condition for the termination of the A428 proceedings for failure to provide services, with consequent removal of the associated sanction risk.

Compliance risks

The Telecom Italia Group may be exposed to risks of non-compliance due to non-observance/ breach of internal (self-regulation such as, for example, bylaws, code of ethics) and external rules (laws and regulations), with consequent judicial or administrative penalties, financial losses or reputational damage.

The Group aims to ensure that processes, procedures, systems and corporate conduct comply with legal requirements. There may be some necessary time lags in making the processes compliant when non-conformity has been identified.

Interim Management Report at March 31, 2016	Main risks and uncertainties	45

CORPORATE BOARDS AT MARCH 31, 2016

BOARD OF DIRECTORS

The shareholders’ meeting held on April 16, 2014 appointed the Board of Directors of the Company for the three years 2014-2016, until the approval of the financial statements for the year ended December 31, 2016, to be composed of 13 directors. The same shareholders’ meeting also appointed Giuseppe Recchi as Chairman of the Company’s Board of Directors.

Subsequently, the Shareholders’ Meeting of December 15, 2015 resolved to increase the number of members of the Board of Directors from 13 to 17, appointing four new directors proposed by the shareholder Vivendi S.A. (Arnaud Roy de Puyfontaine, Stéphane Roussel, Hervé Philippe and Félicité Herzog), with the same term in office as the existing directors.

The Chief Executive Officer, Marco Patuano, (who had been appointed on April 18, 2014) resigned with effect from March 22, 2016. On March 30, 2016, the Board of Directors appointed Flavio Cattaneo, already a board director of the Company, to replace him as Chief Executive Officer.

As a result, the Board of Directors of the Company at March 31, 2016 was composed as follows:

Chairman	Giuseppe Recchi

Chief Executive Officer	Flavio Cattaneo

Directors

Tarak Ben Ammar

Davide Benello (independent)

Lucia Calvosa (independent)

Laura Cioli (independent)

Francesca Cornelli (independent)

Arnaud Roy de Puyfontaine

Jean Paul Fitoussi

Giorgina Gallo (independent)

Félicité Herzog (independent)

Denise Kingsmill (independent)

Luca Marzotto (independent)

Hervé Philippe

Stéphane Roussel

Giorgio Valerio (independent)

Secretary to the Board	Antonino Cusimano

All the board members are domiciled for the positions they hold in Telecom Italia at the registered offices of the Company in Milan, Via G. Negri 1.

The following board committees were in place at March 31, 2016:

•	Control and Risk Committee: composed of the Directors: Lucia Calvosa (Chair appointed in the meeting of May 8, 2014), Laura Cioli, Francesca Cornelli, Giorgina Gallo, and Félicité Herzog (appointed by the Board of Directors on February 15, 2016, which also decided to increase the number of members of the committee from 5 to 6) and Giorgio Valerio;

•	Nomination and Remuneration Committee: composed of the Directors: Davide Benello (Chair appointed in the meeting of May 9, 2014), Denise Kingsmill, Luca Marzotto, Arnaud de Puyfontaine and Stéphane Roussel (all appointed by the Board of Directors on February 15, 2016, which accepted the resignation of Jean Paul Fitoussi and decided to increase the number of members of the committee from 4 to 5).

On April 27, 2016, the Board of Directors appointed the director Arnaud de Puyfontaine as Vice Chairman of the Company, without assigning him any delegated powers.

Interim Management Report at March 31, 2016	Corporate Boards at March 31, 2016	46

BOARD OF STATUTORY AUDITORS

The ordinary shareholders’ meeting of May 20, 2015 appointed the Company’s Board of Statutory Auditors with a term up to the approval of the 2017 financial statements.

The Board of Statutory Auditors of the Company is now composed as follows:

Chairman	Roberto Capone

Acting Auditors	Vincenzo Cariello

Paola Maiorana

Gianluca Ponzellini

Ugo Rock

Alternate Auditors	Francesco Di Carlo

Gabriella Chersicla

Piera Vitali

Riccardo Schioppo

INDEPENDENT AUDITORS

The shareholders’ meeting held on April 29, 2010 appointed the audit firm PricewaterhouseCoopers S.p.A. to audit the Telecom Italia financial statements for the nine-year period 2010-2018.

MANAGER RESPONSIBLE FOR PREPARING THE CORPORATE FINANCIAL REPORTS

At the meeting of April 18, 2014, the Board of Directors confirmed Piergiorgio Peluso (Head of the Group Administration, Finance and Control Function) as the manager responsible for preparing Telecom Italia’s financial reports.

Interim Management Report at March 31, 2016	Corporate Boards at March 31, 2016	47

MACRO-ORGANIZATION CHART AT MARCH 31, 2016

On April 1, 2016, as a result of Carlotta Ventura having left the Group, Giuseppe Recchi assumed responsibility ad interim for the Brand Strategy & Media Function.

On April 15, 2016, as a result of Paolo Vantellini having left the Group, Piergiorgio Peluso assumed responsibility ad interim for the Business Support Office Function.

On April 20, 2016, the Chief Pricing Office was established and assigned to Massimo Arciulo.

On May 2, 2016 the Special Projects Function of the Group was established and assigned to Francesco Micheli.

On May 11, 2016, Stefano De Angelis was appointed Chairman of TIM Brasil and Flavio Cattaneo assumed responsibility ad interim for the Consumer & Small Enterprise Market Function.

Interim Management Report at March 31, 2016	Macro-Organization Chart at March 31, 2016	48

INFORMATION FOR INVESTORS

The Group attaches great importance to the quality of the information on its activities provided to the financial markets, investors and all its stakeholders. Subject to the requirements of confidentiality dictated by the running of the business and statutory obligations, this communication takes place in full compliance with the criteria of transparency, fairness, clarity, timeliness and equality of access. The Company has also established specific communication channels for shareholders, bondholders and other stakeholders who are interested in obtaining financial and non-financial information on the Group.

TELECOM ITALIA S.P.A. SHARE CAPITAL AT MARCH 31, 2016

Share capital	10,740,236,908.50 euros
Number of ordinary shares (without nominal value)	13,499,911,771
Number of savings shares (without nominal value)	6,027,791,699
Number of Telecom Italia S.p.A. ordinary treasury shares	37,672,014
Number of Telecom Italia S.p.A. ordinary shares held by Telecom Italia Finance S.A.	126,082,374
Percentage of ordinary treasury shares held by the Group to total share capital	0.84%
Market capitalization (based on March 2016 average prices)	18,346 million euros

Regarding the trading of shares issued by Group companies on regulated markets, the ordinary and savings shares of Telecom Italia S.p.A. are listed in Italy (FTSE index), as well as the ordinary shares of INWIT S.p.A., whereas the ordinary shares of Tim Participações S.A. are listed in Brazil (BOVESPA index).

The ordinary and savings shares of Telecom Italia S.p.A., and the ordinary shares of Tim Participações S.A. are also listed on the NYSE (New York Stock Exchange); trading occurs through ADS (American Depositary Shares) that respectively represent 10 ordinary shares and 10 savings shares of Telecom Italia S.p.A. and 5 ordinary shares of Tim Participações S.A..

SHAREHOLDERS

Composition of Telecom Italia S.p.A. shareholders according to the Shareholders Book at March 31, 2016, supplemented by communications received and other available sources of information (ordinary shares):

(*)	Direct and indirect equity investment

Interim Management Report at March 31, 2016	Information for Investors	49

With effect from June 17, 2015, the shareholder agreement in place between the shareholders of Telco S.p.A. was dissolved, as disclosed by public notices in accordance with the applicable regulations. As a result, there are no longer any significant shareholder agreements for Telecom Italia pursuant to Article 122 of Italian Legislative Decree 58/1998.

MAJOR HOLDINGS IN SHARE CAPITAL

At March 31, 2016, taking into account the entries in the Shareholders Book, communications sent to Consob and the Company pursuant to Article 120 of Italian Legislative Decree 58 of February 24, 1998, and other available sources of information, the relevant holdings of Telecom Italia S.p.A.‘s ordinary share capital are as follows:

Holder	Type of ownership	Percentage of ownership
Vivendi S.A.	Direct/Indirect	(*) 24.68%
JPMorgan Chase & Co.	Indirect	(**) 2.14%
People’s Bank of China	Direct	2.07%

(*)	Equity interest obtained following receipt of notifications by Vivendi S.A. pursuant to Article 152 octies, paragraph 7, of the Consob Issuer Regulations.
(**)	Plus an additional 2.69% without voting rights.

On March 12, 2014, Blackrock Inc. notified Consob that, as an asset management company, it indirectly held a quantity of ordinary shares equal to 4.78% of the total ordinary shares of Telecom Italia at March 31, 2016.

COMMON REPRESENTATIVES

•	The special meeting of the savings shareholders held on May 22, 2013 elected Dario Trevisan as the common representative for three financial years, up to the approval of the financial statements for the year ended December 31, 2015.

•	By decree of April 11, 2014, the Milan Court confirmed the appointment of Enrico Cotta Ramusino (already appointed by decree of March 7, 2011) as the common representative of the bondholders for the “Telecom Italia S.p.A. 2002-2022 bonds at variable rates, open special series, reserved for subscription by employees of the Telecom Italia Group, in service or retired”, with a mandate for the three-year period 2014-2016.

•	By decree of June 12, 2015, the Milan Court appointed Monica Iacoviello as the common representative of the bondholders for the “Telecom Italia S.p.A. 1,250,000,000 euros 5.375 percent. Notes due 2019” up to the approval of the 2017 Annual Report.

RATING AT MARCH 31, 2016

At March 31, 2016, the three rating agencies — Standard & Poor’s, Moody’s and Fitch Ratings — rated Telecom Italia as follows:

	Rating	Outlook
STANDARD & POOR’S	BB+	Stable
MOODY’S	Ba1	Negative
FITCH RATINGS	BBB-	Stable

WAIVER OF THE OBLIGATION TO PUBLISH DISCLOSURE DOCUMENTS FOR EXTRAORDINARY OPERATIONS

On January 17, 2013, the Board of Directors of Telecom Italia S.p.A. resolved to exercise the option, as per article 70 (8) and article 71 (1 bis) of the Consob Regulation 11971/99, to waive the obligations to publish disclosure documents in the event of significant operations such as mergers, demergers, capital increases by means of the transfer of assets in kind, acquisitions and disposals.

Interim Management Report at March 31, 2016	Information for Investors	50

SIGNIFICANT NON-RECURRING EVENTS AND TRANSACTIONS

The effect of significant non-recurring events and transactions on the results of the Telecom Italia Group is reported below.

(millions of euros)	1st Quarter 2016	1st Quarter 2015
Employee benefits expenses:
Expenses related to restructuring and rationalization	(73)	—
Other operating expenses:
Sundry expenses	(2)	(1)
Impact on Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	(75)	(1)
Gains (losses) on non-current assets:
Gains on disposals of non-current assets	1	—
Impact on EBIT – Operating profit (loss)	(74)	(1)
Finance expenses:
Interest expenses and miscellaneous finance expenses	(5)	—
Impact on profit (loss) before tax from continuing operations	(79)	(1)
Effect on income taxes on non-recurring items	24	—
Discontinued operations – Effect of the disposal of the Sofora – Telecom Argentina group	(12)	—
Impact on profit (loss) for the period	(67)	(1)

POSITIONS OR TRANSACTIONS RESULTING FROM ATYPICAL AND/OR UNUSUAL OPERATIONS

In the first quarter of 2016, the Telecom Italia Group did not undertake any atypical and/or unusual transactions, as defined in Consob Communication DEM/6064293 of July 28, 2006.

Interim Management Report at March 31, 2016	Significant non-recurring events and transactions	51

ALTERNATIVE PERFORMANCE MEASURES

In this Interim Report at March 31, 2016 of the Telecom Italia Group, in addition to the conventional financial performance measures required by IFRS, a series of alternative performance measures are presented for the purposes of providing a better understanding of results from operations and the financial position. Such measures, which are also presented in other periodical financial reports (annual and interim) should, however, not be construed as a substitute for those required by IFRS.

The alternative performance measures used are described below:

•	EBITDA: this financial measure is used by Telecom Italia as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the Business Unit level), in addition to EBIT. These measures are calculated as follows:

Profit (loss) before tax from continuing operations
+	Finance expenses
-	Finance income
+/-	Other expenses (income) from investments
+/-	Share of losses (profits) of associates and joint ventures accounted for using the equity method
EBIT - Operating profit (loss)
+/-	Impairment losses (reversals) on non-current assets
+/-	Losses (gains) on disposals of non-current assets
+	Depreciation and amortization
EBITDA - Operating profit (loss) before depreciation and amortization, Capital gains (losses) and Impairment reversals (losses) on non-current assets

•	Organic change in Revenues, EBITDA and EBIT: these measures express changes (amount and/or percentage) in revenues, EBITDA and EBIT, excluding, where applicable, the effects of the change in the scope of consolidation and exchange differences.

Telecom Italia believes that the presentation of the organic change in revenues, EBITDA and EBIT allows for a more complete and effective understanding of the operating performance of the Group (as a whole and at the Business Unit level). This method of presenting information is also used in presentations to analysts and investors. This Interim Report provides a reconciliation between the “accounting or reported” figure and the “organic” figure.

•	Net Financial Debt: Telecom Italia believes that Net Financial Debt represents an accurate indicator of its ability to meet its financial obligations. It is represented by Gross Financial Debt less Cash and Cash Equivalents and other Financial Assets. This Interim Report includes a table showing the amounts taken from the statement of financial position and used to calculate the Net Financial Debt of the Group.

To better represent the real performance of Net Financial Debt, in addition to the usual indicator (called “Net financial debt carrying amount”), “Adjusted net financial debt” is also shown, which excludes effects that are purely accounting and non-monetary in nature deriving from the fair value measurement of derivatives and related financial assets and liabilities.

Interim Management Report at March 31, 2016	Significant non-recurring events and transactions	52

Net financial debt is calculated as follows:

+	Non-current financial liabilities
+	Current financial liabilities
+	Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale
A)	Gross financial debt
+	Non-current financial assets
+	Current financial assets
+	Financial assets relating to Discontinued operations/Non-current assets held for sale
B)	Financial assets
C=(A - B)	Net financial debt carrying amount
D)	Reversal of fair value measurement of derivatives and related financial assets/liabilities
E=(C + D)	Adjusted net financial debt

Interim Management Report at March 31, 2016	Significant non-recurring events and transactions	53

TELECOM ITALIA GROUP

CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

AT MARCH 31, 2016

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Assets

(millions of euros)			note	3/31/2016	12/31/2015 Revised	1/1/2015 Revised
Non-current assets
Intangible assets
Goodwill			4)	29,436	29,383	29,943
Intangible assets with a finite useful life			5)	6,516	6,480	6,827

				35,952	35,863	36,770

Tangible assets			6)
Property, plant and equipment owned				12,816	12,659	12,544
Assets held under finance leases				2,210	2,208	843

				15,026	14,867	13,387

Other non-current assets
Investments in associates and joint ventures accounted for using the equity method				41	41	36
Other investments				41	45	43
Non-current financial assets				2,766	2,989	2,445
Miscellaneous receivables and other non-current assets				1,899	1,778	1,614
Deferred tax assets				894	853	1,118

				5,641	5,706	5,256

Total Non-current assets	(a	)		56,619	56,436	55,413

Current assets
Inventories				341	254	313
Trade and miscellaneous receivables and other current assets				5,534	5,112	5,617
Current income tax receivables				26	163	101
Current financial assets
Securities other than investments, financial receivables and other current financial assets				1,130	1,840	1,611
Cash and cash equivalents				2,665	3,559	4,812

				3,795	5,399	6,423

Current assets sub-total				9,696	10,928	12,454

Discontinued operations/Non-current assets held for sale			7)
of a financial nature				—	227	165
of a non-financial nature				—	3,677	3,564
				—	3,904	3,729

Total Current assets	(b	)		9,696	14,832	16,183

Total Assets	(a+b	)		66,315	71,268	71,596

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2016	Consolidated Statements of Financial Position	56

Equity and Liabilities

(millions of euros)			note	3/31/2016	12/31/2015 Revised	1.1.2015 Revised
Equity			8)
Share capital issued				10,740	10,740	10,723
less: Treasury shares				(90)	(90)	(89)
Share capital				10,650	10,650	10,634
Additional Paid-in capital				1,731	1,731	1,725
Other reserves and retained earnings (accumulated losses), including profit (loss) for the period				5,800	5,173	5,709
Equity attributable to Owners of the Parent				18,181	17,554	18,068
Non-controlling interests				2,035	3,695	3,516

Total Equity	(c	)		20,216	21,249	21,584

Non-current liabilities
Non-current financial liabilities			9)	30,354	30,518	32,325
Employee benefits				1,459	1,420	1,056
Deferred tax liabilities				367	323	438
Provisions				551	551	720
Miscellaneous payables and other non-current liabilities				1,140	1,110	697

Total Non-current liabilities	(d	)		33,871	33,922	35,236

Current liabilities
Current financial liabilities			9)	4,440	6,224	4,686
Trade and miscellaneous payables and other current liabilities				7,701	7,882	8,536
Current income tax payables				87	110	36

Current liabilities sub-total				12,228	14,216	13,258

Liabilities directly associated with Discontinued operations/Non-current assets held for sale			7)
of a financial nature				—	348	43
of a non-financial nature				—	1,533	1,475
				—	1,881	1,518

Total Current Liabilities	(e	)		12,228	16,097	14,776

Total Liabilities	(f=d+e	)		46,099	50,019	50,012

Total Equity and Liabilities	(c+f	)		66,315	71,268	71,596

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2016	Consolidated Statements of Financial Position	57

SEPARATE CONSOLIDATED INCOME STATEMENTS

(millions of euros)	note	1st Quarter 2016	1st Quarter 2015 Revised
Revenues		4,440	5,054
Other income		47	53

Total operating revenues and other income		4,487	5,107

Acquisition of goods and services		(1,923)	(2,171)
Employee benefits expenses		(848)	(833)
Other operating expenses		(247)	(265)
Change in inventories		85	47
Internally generated assets		158	148
Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)		1,712	2,033
Depreciation and amortization		(1,009)	(1,052)
Gains/(losses) on disposals of non-current assets		3	—
Impairment reversals (losses) on non-current assets		(2)	—
Operating profit (loss) (EBIT)		704	981
Share of losses (profits) of associates and joint ventures accounted for using the equity method		—	—
Other income (expenses) from investments		—	2
Finance income		1,120	1,512
Finance expenses		(1,146)	(2,329)
Profit (loss) before tax from continuing operations		678	166
Income tax expense		(221)	(74)
Profit (loss) from continuing operations		457	92
Profit (loss) from Discontinued operations/Non-current assets held for sale	7)	47	169
Profit (loss) for the period		504	261
Attributable to:
Owners of the Parent		433	82
Non-controlling interests		71	179

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2016	Separate Consolidated Income Statements	58

(euros)	1st Quarter 2016	1st Quarter 2015 Revised
Earnings per share:
Earnings per share (Basic)
Ordinary Share	0.02	0.00
Savings Share	0.03	0.01
of which:
from Continuing operations attributable to Owners of the Parent
Ordinary Share	0.02	0.00
Savings Share	0.03	0.01
Earnings per share (Diluted)
Ordinary Share	0.01	0.00
Savings Share	0.02	0.01
of which:
from Continuing operations attributable to Owners of the Parent
Ordinary Share	0.01	0.00
Savings Share	0.02	0.01

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2016	Separate Consolidated Income Statements	59

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Note 8

(millions of euros)			1st Quarter 2016	1st Quarter 2015 Revised
Profit (loss) for the period	(a	)	504	261
Other components of the Consolidated Statements of Comprehensive Income
Other components that subsequently will not be reclassified in the Separate Consolidated Income Statements
Remeasurements of employee defined benefit plans (IAS 19):
Actuarial gains (losses)			—	—
Income tax effect			—	—
	(b	)	—	—
Share of other profits (losses) of associates and joint ventures accounted for using the equity method:
Profit (loss)			—	—
Income tax effect			—	—
	(c	)	—	—

Total other components that subsequently will not be reclassified in the Separate Consolidated Income Statements	(d=b+c	)	—	—

Other components that subsequently will be reclassified in the Separate Consolidated Income Statements
Available-for-sale financial assets:
Profit (loss) from fair value adjustments			87	39
Loss (profit) transferred to the Separate Consolidated Income Statements			(82)	(4)
Income tax effect			(4)	(7)
	(e	)	1	28
Hedging instruments:
Profit (loss) from fair value adjustments			(679)	539
Loss (profit) transferred to the Separate Consolidated Income Statements			382	(455)
Income tax effect			88	(22)
	(f	)	(209)	62
Exchange differences on translating foreign operations:
Profit (loss) on translating foreign operations			146	(158)
Loss (profit) on translating foreign operations transferred to the Separate Consolidated Income Statements			304	—
Income tax effect			—	—
	(g	)	450	(158)
Share of other profits (losses) of associates and joint ventures accounted for using the equity method:
Profit (loss)			—	—
Loss (profit) transferred to the Separate Consolidated Income Statements			—	—
Income tax effect			—	—
	(h	)	—	—

Total other components that subsequently will be reclassified to the Separate Consolidated Income Statements	(i=e+f+g+h	)	242	(68)

Total other components of the Consolidated Statements of Comprehensive Income	(k=d+i	)	242	(68)

Total comprehensive income (loss) for the period	(a+k	)	746	193

Attributable to:
Owners of the Parent			638	(44)
Non-controlling interests			108	237

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2016	Consolidated Statements of Comprehensive Income	60

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Changes from January 1, 2015 to March 31, 2015

	Equity attributable to Owners of the Parent
(millions of euros)	Share capital	Additional Paid-in capital	Reserve for available- for-sale financial assets	Reserve for cash flow hedges	Reserve for exchange differences on translating foreign operations	Reserve for remeasurements of employee defined benefit plans (IAS 19)	Share of other profits (losses) of associates and joint ventures accounted for using the equity method	Other reserves and retained earnings (accumulated losses), including profit (loss) for the period	Total	Non-controlling interests	Total equity
Balance at December 31, 2014	10,634	1,725	75	(637)	(350)	(96)	—	6,794	18,145	3,554	21,699
Revised for errors				—	(1)			(76)	(77)	(38)	(115)
Adjusted Balance at December 31, 2014	10,634	1,725	75	(637)	(351)	(96)	—	6,718	18,068	3,516	21,584
Changes in equity during the period:
Dividends approved								—	—	(17)	(17)
Total comprehensive income (loss) for the period			28	62	(216)	—	—	82	(44)	237	193
Convertible bond issue maturing 2022—equity component								186	186	—	186
Issue of equity instruments								7	7	—	7
Other changes								(5)	(5)	(3)	(8)
Balance at March 31, 2015	10,634	1,725	103	(575)	(567)	(96)	—	6,988	18,212	3,733	21,945

Changes from January 1, 2016 to March 31, 2016 Note 8

	Equity attributable to Owners of the Parent
(millions of euros)	Share capital	Additional Paid-in capital	Reserve for available- for-sale financial assets	Reserve for cash flow hedges	Reserve for exchange differences on translating foreign operations	Reserve for remeasurements of employee defined benefit plans (IAS 19)	Share of other profits (losses) of associates and joint ventures accounted for using the equity method	Other reserves and retained earnings (accumulated losses), including profit (loss) for the period	Total	Non-controlling interests	Total equity
Balance at December 31, 2015	10,650	1,731	32	(249)	(1,459)	(87)	—	6,992	17,610	3,723	21,333
Revised for errors					(57)			1	(56)	(28)	(84)
Adjusted Balance at December 31, 2015	10,650	1,731	32	(249)	(1,516)	(87)	—	6,993	17,554	3,695	21,249
Changes in equity during the period:
Dividends approved								—	—	—	—
Total comprehensive income (loss) for the period			1	(209)	413	—	—	433	638	108	746
Disposal of the Sofora – Telecom Argentina group									—	(1,795)	(1,795)
Other changes								(11)	(11)	27	16
Balance at March 31, 2016	10,650	1,731	33	(458)	(1,103)	(87)	—	7,415	18,181	2,035	20,216

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2016	Consolidated Statements of Changes in Equity	61

CONSOLIDATED STATEMENTS OF CASH FLOWS

Consolidated Statements of Cash Flows

(millions of euros)			note	1st Quarter 2016	1st Quarter 2015 Revised
Cash flows from operating activities:
Profit (loss) from continuing operations				457	92
Adjustments for:
Depreciation and amortization				1,009	1,052
Impairment losses (reversals) on non-current assets (including investments)				2	3
Net change in deferred tax assets and liabilities				90	(11)
Losses (gains) realized on disposals of non-current assets (including investments)				(4)	—
Share of losses (profits) of associates and joint ventures accounted for using the equity method				—	—
Change in employee benefits				59	(6)
Change in inventories				(87)	(40)
Change in trade receivables and net amounts due from customers on construction contracts				30	(345)
Change in trade payables				(25)	(605)
Net change in current income tax receivables/payables				96	51
Net change in miscellaneous receivables/payables and other assets/liabilities				(279)	(45)
Cash flows from (used in) operating activities	(a	)		1,348	146
Cash flows from investing activities:
Purchase of intangible assets			5)	(342)	(429)
Purchase of tangible assets			6)	(648)	(535)

Total purchase of intangible and tangible assets on an accrual basis				(990)	(964)

Change in amounts due for purchases of intangible and tangible assets				(494)	(374)

Total purchase of intangible and tangible assets on a cash basis				(1,484)	(1,338)

Acquisition of control in subsidiaries or other businesses, net of cash acquired				(6)	—
Acquisitions/disposals of other investments				(3)	—
Change in financial receivables and other financial assets				862	(1,631)
Proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of				492	—
Proceeds from sale/repayment of intangible, tangible and other non-current assets				3	3
Cash flows from (used in) investing activities	(b	)		(136)	(2,966)
Cash flows from financing activities:
Change in current financial liabilities and other				(522)	1,327
Proceeds from non-current financial liabilities (including current portion)				931	3,015
Repayments of non-current financial liabilities (including current portion)				(2,157)	(965)
Share capital proceeds/reimbursements (including subsidiaries)				—	186
Dividends paid				—	(3)
Changes in ownership interests in consolidated subsidiaries				—	—
Cash flows from (used in) financing activities	(c	)		(1,748)	3,560
Cash flows from (used in) Discontinued operations/Non-current assets held for sale	(d	)	7)	(45)	9
Aggregate cash flows	(e=a+b+c+d	)		(581)	749
Net cash and cash equivalents at beginning of the period	(f	)		3,216	4,910
Net foreign exchange differences on net cash and cash equivalents	(g	)		26	(57)
Net cash and cash equivalents at end of the period	(h=e+f+g	)		2,661	5,602

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2016	Consolidated Statements of Cash Flows	62

Additional Cash Flow Information

(millions of euros)	1st Quarter 2016	1st Quarter 2015 Revised
Income taxes (paid) received	(26)	(18)
Interest expense paid	(721)	(771)
Interest income received	165	149
Dividends received	—	—

Analysis of Net Cash and Cash Equivalents

(millions of euros)	1st Quarter 2016	1st Quarter 2015 Revised
Net cash and cash equivalents at beginning of the period
Cash and cash equivalents - from continuing operations	3,559	4,812
Bank overdrafts repayable on demand – from continuing operations	(441)	(19)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	98	117
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	—	—
	3,216	4,910
Net cash and cash equivalents at end of the period
Cash and cash equivalents - from continuing operations	2,665	5,507
Bank overdrafts repayable on demand – from continuing operations	(4)	(31)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	—	126
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	—	—
	2,661	5,602

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2016	Consolidated Statements of Cash Flows	63

NOTE 1

FORM, CONTENT AND OTHER GENERAL INFORMATION

FORM AND CONTENT

Telecom Italia S.p.A. (the “Parent”) and its subsidiaries form the “Telecom Italia Group” or the “Group”.

Telecom Italia is a joint-stock company (S.p.A.) organized under the laws of the Republic of Italy.

The registered offices of the Parent, Telecom Italia, are located in Milan, Italy at Via Gaetano Negri 1.

The duration of Telecom Italia S.p.A., as stated in the company’s bylaws, extends until December 31, 2100.

The Telecom Italia Group operates mainly in Europe, the Mediterranean Basin and South America.

The Group is engaged principally in the communications sector and, particularly, the fixed and mobile national and international telecommunications sector.

The Telecom Italia Group condensed consolidated financial statements at March 31, 2016 have been prepared on a going concern basis (for further details see the Note “Accounting policies”) and in accordance with the International Financial Reporting Standards issued by the International Accounting Standards Board and approved by the European Union (designated as “IFRS”), as well as the laws and regulations in force in Italy.

Specifically, the Telecom Italia Group condensed consolidated financial statements at March 31, 2016 have been prepared in compliance with IAS 34 (Interim Reports) and, as permitted by this standard, do not include all the information required in the annual consolidated financial statements; accordingly, these financial statements should be read together with the 2015 Telecom Italia Group consolidated financial statements.

For purposes of comparison, the consolidated statements of financial position at December 31, 2015 and the separate consolidated income statements, the consolidated statements of comprehensive income, the consolidated statements of cash flows, as well as the consolidated statements of changes in equity for the first quarter of 2015 have been presented.

The Telecom Italia Group condensed consolidated financial statements at March 31, 2016 are expressed in euro (rounded to the nearest million unless otherwise indicated).

Publication of the Telecom Italia Group condensed consolidated financial statements for the period ended March 31, 2016 was approved by resolution of the Board of Directors’ meeting held on May 13, 2016.

THE CORRECTION OF ERRORS

Within the Brazil Business Unit, Tim Brasil’s Management recently identified that incorrect accounting entries were made in prior years in connection with the recognition of service revenues from the sale of prepaid traffic.

Such incorrect accounting entries, which were attributable to the method used for recognizing prepaid traffic revenues in non-recent years, resulted in the early recognition of revenues and consequently the underestimation of deferred revenue liabilities for prepaid traffic not yet consumed. The incorrect accounting entries did not have any impact either in terms of net financial position nor on cash and cash equivalents.

In assessing the level of significance of the error for the purposes of the related financial statement presentation in accordance with IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors), Management also considered US accounting standards and related guidance.

In particular, this analysis indicated that the impact of the error was not material with respect to consolidated results of operations for each of the years ended December 31, 2015, 2014 and 2013 but the correction of the cumulative error as of December 31, 2015 would have a material impact on full-year consolidated results of operations for 2016, if entirely recognized at charge of such year.

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2016	Note 1 Form, content and other general information	64

In light of the above and for the purposes of Interim Report as of March 31, 2016, the Company’s Management decided to revise the comparative financial information as of December 31, 2015 and for the three-month period ended March 31, 2015, segment information included. In accordance with IAS 1 and IAS 8, a revised statement of financial position as of January 1, 2015 is also presented.

Impacts of correction of errors are detailed below:

Separate Consolidated Income Statements

(millions of euros)	1st Quarter 2015 Historical (a)	Adjustments (b)	1st Quarter 2015 Revised (a+b)
Revenues	5,053	1	5,054
Acquisition of goods and services	(2,172)	1	(2,171)
Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	2,031	2	2,033
Operating profit (loss) (EBIT)	979	2	981
Finance income	1,511	1	1,512
Profit (loss) before tax from continuing operations	163	3	166
Income tax expense	(74)		(74)
Profit (loss) from continuing operations	89	3	92
Profit (loss) for the period	258	3	261
Attributable to:
Owners of the Parent	80	2	82
Non-controlling interests	178	1	179

Earnings per share

The correction of errors did not have any impact on the calculation of the Basic and Diluted Earnings Per Share.

Consolidated Statements of Comprehensive Income

(millions of euros)	1st Quarter 2015 Historical (a)	Adjustments (b)	1st Quarter 2015 Revised (a+b)
Profit (loss) for the period	258	3	261
Exchange differences on translating foreign operations:
Profit (loss) on translating foreign operations	(165)	7	(158)
Loss (profit) on translating foreign operations transferred to the Separate Consolidated Income Statements	—		—
Income tax effect	—		—
Total comprehensive income (loss) for the period	183	10	193
Attributable to:
Owners of the Parent	(51)	7	(44)
Non-controlling interests	234	3	237

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2016	Note 1 Form, content and other general information	65

Consolidated Statements of Financial Position

	12/31/2015		12/31/2015	1.1.2015		1.1.2015
(millions of euros)	Historical (a)	Adjustments (b)	Revised (a+b)	Historical (c)	Adjustments (d)	Revised (c+d)
Assets
Non-current assets
Miscellaneous receivables and other non-current assets	1,744	34	1,778	1,571	43	1,614
Current assets
Trade and miscellaneous receivables and other current assets	5,110	2	5,112	5,615	2	5,617

Total Assets	71,232	36	71,268	71,551	45	71,596

Equity and Liabilities
Equity
Equity attributable to Owners of the Parent	17,610	(56)	17,554	18,145	(77)	18,068
Non-controlling interests	3,723	(28)	3,695	3,554	(38)	3,516

Total Equity	21,333	(84)	21,249	21,699	(115)	21,584

Current liabilities
Trade and miscellaneous payables and other current liabilities	7,762	120	7,882	8,376	160	8,536

Total Equity and Liabilities	71,232	36	71,268	71,551	45	71,596

The increase in the line item “Trade and miscellaneous payables and other current liabilities” is mainly due to the higher liability for prepaid traffic not yet consumed recorded to correct the error arising from the early recognition of said traffic as revenues.

Furthermore, the increase in “Miscellaneous receivables and other non-current assets” and “Trade and miscellaneous receivables and other current assets” shows, respectively, the recording of income tax receivables and receivables for indirect duties and taxes due to the above mentioned correction of errors.

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2016	Note 1 Form, content and other general information	66

Consolidated Statements of Cash Flows

The correction of errors did not have any impact on the “Aggregate cash flows” of the Telecom Italia Group Consolidated Statements of Cash Flows and, in particular, on the “Cash flows from (used in) operating activities”.

FINANCIAL STATEMENT FORMATS

The financial statement formats adopted are consistent with those indicated in IAS 1. In particular:

•	the consolidated statements of financial position have been prepared by classifying assets and liabilities according to the “current and non-current” criterion;

•	the separate consolidated income statements have been prepared by classifying operating expenses by nature of expense as this form of presentation is considered more appropriate and representative of the specific business of the Group, conforms to internal reporting and is in line with Telecom Italia Group’s industrial sector.

In addition to EBIT or Operating profit (loss), the separate consolidated income statements include the alternative performance measure of EBITDA or Operating profit (loss) before depreciation and amortization, Capital gains (losses) and Impairment reversals (losses) on non-current assets.

In particular, besides EBIT, EBITDA is used by Telecom Italia as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the Business Unit level). EBIT and EBITDA are calculated as follows:

Profit (loss) before tax from continuing operations
+	Finance expenses
-	Finance income
+/-	Other expenses (income) from investments
+/-	Share of losses (profits) of associates and joint ventures accounted for using the equity method
EBIT -	Operating profit (loss)
+/-	Impairment losses (reversals) on non-current assets
+/-	Losses (gains) on disposals of non-current assets
+	Depreciation and amortization
EBITDA - Operating profit (loss) before depreciation and amortization, Capital gains (losses) and Impairment reversals (losses) on non-current assets

•	the consolidated statements of comprehensive income include the profit or loss for the period as shown in the separate consolidated income statements and all other non-owner changes in equity;

•	the consolidated statements of cash flows have been prepared by presenting cash flows from operating activities according to the “indirect method”, as permitted by IAS 7 (Statement of Cash Flows).

SEGMENT REPORTING

An operating segment is a component of an entity:

•	that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity);

•	whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources (for the Telecom Italia Group, the Board of Directors of the Parent) to be allocated to the segment and assess its performance; and

•	for which discrete financial information is available.

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2016	Note 1 Form, content and other general information	67

In particular, the operating segments of the Telecom Italia Group are organized according to the relative geographical location for the telecommunications business (Domestic and Brazil) and according to the specific businesses for the other segments.

The Sofora - Telecom Argentina group, which was sold on March 8, 2016, has been recognized under Discontinued operations.

The term “operating segment” is considered synonymous with “Business Unit”.

The operating segments of the Telecom Italia Group are as follows:

•	Domestic: includes operations in Italy for voice and data services on fixed and mobile networks for final customers (retail) and other operators (wholesale), the operations of the Telecom Italia Sparkle group (International wholesale), the operations of Olivetti (products and services for Information Technology), as well as INWIT S.p.A. (a company operating in the electronic communications infrastructure business) and the units supporting the Domestic sector.

Following the change in Persidera’s business mission, the Media Business Unit was incorporated into the Domestic Business Unit as of January 1, 2016. See the section “Financial and Operating Highlights of the Business Units of the Telecom Italia Group – Domestic Business Unit” of the Interim Management Report for more details.

•	Brazil: includes mobile (TIM Celular) and fixed (TIM Celular and Intelig) telecommunications operations in Brazil;

•	Other Operations: include finance companies and other minor companies not strictly related to the core business of the Telecom Italia Group.

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2016	Note 1 Form, content and other general information	68

NOTE 2

ACCOUNTING POLICIES

GOING CONCERN

The condensed consolidated financial statements at March 31, 2016 have been prepared on a going concern basis as there is the reasonable expectation that Telecom Italia will continue its operational activities in the foreseeable future (and in any event with a time horizon of at least twelve months).

In particular, the following factors have been taken into consideration:

•	the main risks and uncertainties (that are for the most part of an external nature) to which the Group and the various activities of the Telecom Italia Group are exposed:

•	changes in the general macroeconomic situation in the Italian, European and South American markets (particularly the Brazilian market), as well as the volatility of financial markets in the Eurozone;

•	variations in business conditions, also related to competition;

•	changes to laws and regulations (price and rate variations);

•	outcomes of legal disputes and proceedings with regulatory authorities, competitors and other parties;

•	financial risks (interest rate and/or exchange rate trends, changes in the Group’s credit rating by rating agencies);

•	the mix between equity and debt capital considered optimal as well as the policy for the remuneration of equity, described in the 2015 consolidated financial statements in the paragraph devoted to the “Share capital information” under the Note “Equity”;

•	the policy for financial risk management (market risk, credit risk and liquidity risk) as described in the Note “Financial risk management” in the annual consolidated financial statements at December 31, 2015.

Based on these factors, the Management believes that, at the present time, there are no elements of uncertainty regarding the Group’s ability to continue as a going concern.

ACCOUNTING POLICIES AND PRINCIPLES OF CONSOLIDATION

The accounting policies and consolidation principles adopted in the preparation of the condensed consolidated financial statements at March 31, 2016 are the same as those adopted in the Telecom Italia Group annual consolidated financial statements at December 31, 2015, to which reference can be made, except for:

•	the use of the new standards and interpretations adopted by the Group since January 1, 2016, hereinafter described;

•	the changes required because of the nature of interim financial reporting.

Furthermore, in the condensed consolidated financial statements at March 31, 2016, income tax expense for the period of the individual consolidated companies are calculated according to the best possible estimate based on available information and on a reasonable forecast of performance up to the end of the tax period. Conventionally, the income tax liabilities (current and deferred) on the profit for the interim period of the individual consolidated companies are recorded net of advances and tax receivables (excluding receivables for which refunds have been requested) as well as deferred tax assets, and classified as an adjustment to “Deferred tax liabilities”; if the balance between deferred tax assets and deferred tax liabilities is an asset it is conventionally recognized in “Deferred tax assets”.

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2016	Note 2 Accounting policies	69

USE OF ESTIMATES

The preparation of the condensed consolidated financial statements at March 31, 2016 and related disclosure in conformity with IFRS requires management to make estimates and assumptions based also on subjective judgments, past experience and scenarios considered reasonable and realistic in relation to the information known at the time of the estimate. Such estimates have an effect on the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the amount of revenues and costs during the period. Actual results could differ, even significantly, from those estimates owing to possible changes in the factors considered in the determination of such estimates. Estimates are reviewed periodically.

With regard to the most important accounting estimates, please refer to those illustrated in the annual consolidated financial statements at December 31, 2015.

NEW STANDARDS AND INTERPRETATIONS ENDORSED BY THE EU AND IN FORCE FROM JANUARY 1, 2016

As required by IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors), the following is a brief description of the IFRS in force from January 1, 2016.

•	Amendments to IFRS 11 (Joint Arrangements): Accounting for acquisitions of interests in joint operations

On November 24, 2015, Regulation EC 2015/2173 was issued, applying some minor amendments to IAS 11 (Joint Arrangements) at EU level.

IFRS 11 addresses the accounting for interests in Joint Ventures and Joint Operations. These amendments add new guidance on how to account for the acquisition of an interest in a Joint Operation that constitutes a business (as defined in IFRS 3—Business Combinations).

These amendments specify the appropriate accounting treatment for such acquisitions.

The amendments are effective prospectively from January 1, 2016.

The adoption of these amendments had no impact on the condensed consolidated financial statements at March 31, 2016.

•	Amendments to IAS 16 (Property, Plant and Equipment) and IAS 38 (Intangible Assets)

On December 2, 2015, Regulation EC 2015/2231 was issued, applying some minor amendments to IAS 16 (Property, plant and equipment) and IAS 38 (Intangible assets) at EU level.

IAS 16 and IAS 38 both establish the principle of the expected pattern of consumption of the future economic benefits of an asset as the basis for depreciation and amortization.

The amendment clarifies that the use of revenue-based methods to calculate the depreciation of an asset is not appropriate. For intangible assets, this indication is considered as a relative assumption, that may only be overcome in one of the following circumstances: (i) the right to use an intangible asset is related to the achievement of a set revenue threshold; or (ii) when it can be demonstrated that the generation of the revenues and the use of the economic benefits of the asset are highly correlated.

The amendments are effective prospectively from January 1, 2016.

The adoption of these amendments had no impact on the condensed consolidated financial statements at March 31, 2016.

•	Improvements to the IFRS (2012-2014 cycle)

On December 15, 2015, Regulation EC 2015/2343 was issued, applying several improvements to the IFRS for the 2012-2014 cycle, at EU level. These amendments included:

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2016	Note 2 Accounting policies	70

(2)	IFRS 5 Non-current assets held for sale and discontinued operations, these amendments relate to changes in the methods of disposal (from held for sale to held for distribution to owners and vice versa);

(3)	IFRS 7 Financial Instruments: disclosures, these amendments relate to the disclosure on servicing contracts, in terms of “continuing involvement”, and the applicability of the disclosure required by IFRS 7 regarding the offsetting of financial assets and financial liabilities in the interim financial statements;

(4)	IAS 19 Employee benefits, these amendments relate to the discount rate (with reference to the market area);

(5)	IAS 34 Interim financial reporting, these amendments specify how the information included in the interim financial statements may be supplemented by other available information contained in other sections of the Interim Report (e.g. the Report on Operations) through the incorporation by cross-reference.

The amendments are effective prospectively from January 1, 2016.

The adoption of these amendments had no impact on the condensed consolidated financial statements at March 31, 2016.

•	Amendments to IAS 1 (Presentation of Financial Statements) – Disclosure Initiative

On December 18, 2015, Regulation EC 2015/2406 was issued, applying some amendments to IAS 1 (Presentation of Financial Statements - Disclosure Initiative) at EU level.

In particular, the amendments, which are part of a wider initiative to improve the presentation and disclosure of financial statements, include updates in the following areas:

materiality: it is clarified that the concept of materiality applies to the financial statements as a whole and that the inclusion of immaterial information can affect the usefulness of the financial reporting;

disaggregation and subtotals: it is clarified that the specific items of the separate income statements, the statements of comprehensive income and the statements of financial position can be disaggregated. New requirements for the use of subtotals have also been introduced;

structure of the notes: it is clarified that the companies have a certain degree of flexibility regarding the order of presentation of the notes. In establishing this order, the companies must take into account the requirements of understandability and comparability of the financial statements;

investments accounted for using the equity method: the Other Comprehensive Income (OCI) relating to investments in associates and joint ventures accounted for using the equity method must be divided in the income statement between reclassifiable and non-reclassifiable.

The amendments are effective from January 1, 2016.

The adoption of these amendments had no impact on the condensed consolidated financial statements at March 31, 2016.

NEW STANDARDS AND INTERPRETATIONS ISSUED BY IASB NOT YET IN FORCE

There are no new IFRS adopted by the EU that are not yet in force.

NEW STANDARDS AND INTERPRETATIONS ISSUED BY IASB BUT NON YET ENDORSED BY THE EU

At the date of preparation of the accompanying condensed consolidated financial statements, the following new standards and interpretations had been issued by IASB but not yet endorsed by the EU.

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2016	Note 2 Accounting policies	71

Mandatory application starting from
Amendments to IAS 12 (Income taxes) – Recognition of Deferred Tax Assets for Unrealised Losses	1/1/2017
Amendments to IAS 7 (Cash flow statement) - Disclosure Initiative	1/1/2017
IFRS 9 (Financial Instruments)	1/1/2018
IFRS 15 (Revenue from Contracts with Customers, including relevant improvements)	1/1/2018
IFRS 16 (Leases)	1/1/2019

Amendments to IFRS 10 (Consolidated Financial Statements) and to IAS 28 (Investments in Associates and Joint Ventures): Sale or contribution of assets between an investor and its associate/joint venture

Deferred application date to be set

The potential impacts on the consolidated financial statements from application of these amendments are currently being assessed.

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2016	Note 2 Accounting policies	72

NOTE 3

SCOPE OF CONSOLIDATION

The changes in the scope of consolidation at March 31, 2016 compared to December 31, 2015 are listed below.

Continuing operations:

Entry/merger of subsidiaries into the scope of consolidation:

Company		Business Unit	Month
Entry:
GESTIONE DUE S.r.l.	New acquisition	Domestic	January 2016
GESTIONE IMMOBILI S.r.l.	New acquisition	Domestic	January 2016
REVI IMMOBILI S.r.l.	New acquisition	Domestic	January 2016
Merger:
Telecom Italia Digital Solutions S.p.A.	Merged into Olivetti S.p.A.	Domestic	January 2016

Discontinued operations/Non-current assets held for sale:

Companies exiting the scope of consolidation:

Company		Business Unit	Month
Exit:
MICRO SISTEMAS S.A.	Sold	Discontinued operations	March 2016
NORTEL INVERSORA S.A.	Sold	Discontinued operations	March 2016
NUCLEO S.A.	Sold	Discontinued operations	March 2016
PERSONAL ENVIOS S.A.	Sold	Discontinued operations	March 2016
SOFORA TELECOMUNICACIONES S.A.	Sold	Discontinued operations	March 2016
TELECOM ARGENTINA S.A.	Sold	Discontinued operations	March 2016
TELECOM ARGENTINA USA Inc.	Sold	Discontinued operations	March 2016
TELECOM PERSONAL S.A.	Sold	Discontinued operations	March 2016

The breakdown by number of subsidiaries and associates of the Telecom Italia Group is as follows:

	3/31/2016
Companies:	Italy	Outside Italy	Total
subsidiaries consolidated line-by-line	28	50	78
joint ventures accounted for using the equity method	1	—	1
associates accounted for using the equity method	18	—	18

Total companies	47	50	97

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2016	Note 3 Scope of consolidation	73

	12/31/2015
Companies:	Italy	Outside Italy	Total
subsidiaries consolidated line-by-line(*)	26	58	84
joint ventures accounted for using the equity method	1	—	1
associates accounted for using the equity method	18	—	18

Total companies	45	58	103

(*)	Including subsidiaries posted under Discontinued operations/Non-current assets held for sale.

	3/31/2015
Companies:	Italy	Outside Italy	Total
subsidiaries consolidated line-by-line(*)	25	60	85
associates accounted for using the equity method	17	—	17

Total companies	42	60	102

(*)	Including subsidiaries posted under Discontinued operations/Non-current assets held for sale.

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2016	Note 3 Scope of consolidation	74

NOTE 4

GOODWILL

The breakdown and the changes in Goodwill during the first three months of 2016 were as follows:

(millions of euros)	12/31/2015	Reclassifications	Increase	Decrease	Impairments	Exchange differences	3/31/2016
Domestic	28,447	29	8				28,484
Core Domestic	28,035	29	8				28,072
International Wholesale	412						412
Brazil	907					45	952
Media	29	(29)					—
Other Operations	—						—

Total	29,383	—	8	—	—	45	29,436

The following is noted in particular:

•	the reclassification of the amount of goodwill previously allocated to the Media Business Unit of 29 million euros was due to the redefining of the Group’s Business Units as described in the Note “segment reporting”;

•	the increase of 8 million euros for the Domestic Business Unit was due to the recognition of the goodwill resulting from the acquisition of control (100%) and subsequent consolidation of Revi Immobili S.r.l., Gestione Immobili S.r.l. and Gestione Due S.r.l., acquired by INWIT S.p.A. in January 2016 at a price of 8 million euros. Provisional goodwill was recognized with respect to these acquisitions, as permitted by IFRS 3. During the 12 months following the transaction, the provisional amounts of assets and liabilities acquired may be adjusted retroactively to reflect their fair value at the acquisition date, with consequent recalculation of the amounts of goodwill.

In accordance with IAS 36, goodwill is not subject to amortization, but is tested for impairment annually.

At March 31, 2016 no external or internal events were identified giving reason to believe a new impairment test was required, accordingly the amounts of goodwill allocated to the individual Cash Generating Units were confirmed.

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2016	Note 4 Goodwill	75

NOTE 5

INTANGIBLE ASSETS WITH A FINITE USEFUL LIFE

Intangible assets with a finite useful life increased by 36 million euros compared to December 31, 2015. Details of the breakdown and movements are as follows:

(millions of euros)	12/31/2015	Additions	Depreciation and amortization	Impairment (losses) / reversals	Disposals	Exchange differences	Capitalized borrowing costs	Other changes	3/31/2016
Industrial patents and intellectual property rights	2,070	135	(294)			41		105	2,057
Concessions, licenses, trademarks and similar rights	2,829	3	(100)			8		238	2,978
Other intangible assets	83	24	(24)			1		1	85
Work in progress and advance payments	1,498	180			—	41	16	(339)	1,396

Total	6,480	342	(418)	—	—	91	16	5	6,516

Additions in the first three months of 2016 include 73 million euros of internally generated assets (69 million euros in the first three months of 2015).

Industrial patents and intellectual property rights at March 31, 2016 essentially consisted of software applications purchased outright and user license rights of unlimited duration, relating to Telecom Italia S.p.A. (1,140 million euros) and the Brazil Business Unit (879 million euros).

Concessions, licenses, trademarks and similar rights at March 31, 2016 mainly related to:

•	the remaining cost of telephone licenses and similar rights (2,159 million euros for Telecom Italia S.p.A., 262 million euros for the Brazil Business Unit), which increased compared to December 31, 2015, mainly due to the activation of the user rights for the L Band (1452-1492 MHz) for terrestrial electronic communications systems, definitively assigned in December 2015, following participation in the tender called by the Ministry of Economic Development.

•	Indefeasible Rights of Use - IRU (300 million euros) mainly relating to companies of the Telecom Italia Sparkle group (International Wholesale);

•	TV frequencies of the company Persidera in the Core Domestic segment (124 million euros).

Other intangible assets with a finite useful life at March 31, 2016 essentially consisted of 71 million euros of capitalized subscriber acquisition costs (SAC) (57 million euros for the Parent and 14 million euros for the Brazil Business Unit), mainly related to commissions for the sales network, for a number of commercial deals that lock in customers for a set period.

Work in progress and advance payments decreased, mainly due to the already mentioned activation of the user rights for the L Band (1452-1492 MHz).

You are reminded that this item includes the user rights for the 700 MHz frequencies, acquired in 2014 by the Tim Brasil group for a total of 2.9 billion reais. Since the assets require a period of more than 12 months to be ready for use, in the first quarter of 2016, borrowing costs of 16 million euros were capitalized, as they were directly attributable to the acquisition. The yearly rate used for the capitalization of borrowing costs is 13.23%. Capitalized borrowing costs in reais have been recorded as a direct reduction of the income statement item “Finance expenses - Interest expenses to banks”.

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2016	Note 5 Intangible assets with a finite useful life	76

NOTE 6

TANGIBLE ASSETS (OWNED AND UNDER FINANCE LEASES)

PROPERTY, PLANT AND EQUIPMENT OWNED

Property, plant and equipment owned increased by 157 million euros compared to December 31, 2015. The breakdown and movements are as follows:

(millions of euros)	12/31/2015	Additions	Depreciation and amortization	Impairment (losses) / reversals	Disposals	Exchange differences	Other changes	3/31/2016
Land	171	14				1	9	195
Buildings (civil and industrial)	444	78	(11)			1	20	532
Plant and equipment	10,909	296	(502)			88	225	11,016
Manufacturing and distribution equipment	41	2	(4)					39
Other	378	4	(36)			6	23	375
Construction in progress and advance payments	716	204		(2)		3	(262)	659

Total	12,659	598	(553)	(2)	—	99	15	12,816

Additions in the first three months of 2016 included 85 million euros of internally generated assets (79 million euros in the first three months of 2015).

As part of the Real Estate Project initiated at the end of 2014, during the first quarter of 2016 two more properties plus the related land, previously leased under financial leases, were purchased for a total outlay of 114 million euros; the purchase resulted in additions of 77 million euros under the item “Buildings (civil and industrial)” and of 13 million euros under the item “Land”. In addition, the column “Other changes” includes 25 million euros for the reclassification of the remaining value of these properties and the related improvements made from the assets held under finance leases.

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2016	Note 6 Tangible assets (owned and under finance leases)	77

ASSETS HELD UNDER FINANCE LEASES

Assets held under finance leases increased by 2 million euros compared to December 31, 2015. The breakdown and movements are as follows:

(millions of euros)	12/31/2015	Additions	Change in financial leasing contracts	Depreciation and amortization	Exchange differences	Other changes	3/31/2016
Land under lease	16						16
Buildings (civil and industrial)	1,880	2	14	(33)		(20)	1,843
Plant and equipment leased	284			(4)	14		294
Other	7		32	(1)		1	39
Construction in progress and advance payments	21	2				(5)	18

Total	2,208	4	46	(38)	14	(24)	2,210

The additions consisted of improvements and incremental expenses incurred for movable and immovable third-party assets used on the basis of finance lease agreements.

The item Buildings (civil and industrial) includes buildings under long rent contracts and related building adaptations, almost exclusively attributable to Telecom Italia S.p.A..

With regard to the Real Estate Project, the following took place in the first quarter of 2016:

(4)	two properties were purchased, considered of strategic importance due to their present or foreseeable use, based on the technological evolution of the network and new ICT services. The column “Other changes” includes a total of 25 million euros for the reclassification of the remaining value of these properties and the related improvements made. Five other properties were already purchased by the company or acquired under finance lease with a purchase clause in 2015;

(5)	the renegotiation and/or conclusion of new contracts was completed for around 100 real estate leases (around 750 in 2015). Prior to these renegotiations, in accordance with IAS 17 (Leases), part of these contracts was classified as operating leases with the consequent recognition of the rent under leasing costs in the income statement. The renegotiation and/or conclusion of new contracts resulted, on one hand, in the change of classification from operating leases to financial leases and, on the other hand, with regard to the properties whose contracts were already classified as finance leases, in the “re-measurement” of the value of the property and the related payable. This resulted in an overall impact on the balance sheet at March 31, 2016 of 14 million euros in terms of higher tangible assets (Land and Buildings) and related payables for financial leases.

The item Other includes the effects of the renegotiation of the operating leases for motor vehicles, which resulted in their recognition as finance leases. In same way as described above, this reclassification also resulted in an overall impact on the balance sheet at March 31, 2016 of 32 million euros in terms of higher fixed assets and related payables for financial leases.

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2016	Note 6 Tangible assets (owned and under finance leases)	78

NOTE 7

DISCONTINUED OPERATIONS/NON-CURRENT ASSETS HELD FOR SALE

On March 8, 2016, following the approval by the Enacom, the Argentinian communications regulatory authority, the Telecom Italia Group completed the sale of the entire remaining interest in Sofora - Telecom Argentina.

The total amount from entire transaction was over 960 million USD, including:

(2)	proceeds of 550.6 million USD received on March 8, 2016 for the investment in Sofora;

(3)	additional proceeds of 50 million USD, also received on March 8, 2016, from other shareholders of Sofora, with respect to ancillary agreements to the transaction;

(4)	the overall sum of 329.5 million USD received previously in connection with sales of investments and other associated assets to Fintech completed between December 2013 and October 2014; and

(5)	the future revenues to be generated by making technical support services available to Telecom Argentina group companies, secured by a pledge on debt securities.

— • —

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2016	Note 7 Discontinued operations/Non-current assets held for sale	79

A summary is provided below of the income statement impacts from the Sofora - Telecom Argentina group and its sale; the figures for the first quarter of 2016 have been translated at the average exchange rate for the period January 1 – March 8 (15.7981 pesos per euro), whereas the figures for the first quarter 2015 have been translated at the related average exchange rate (9.78805 pesos per euro):

(millions of euros)			1/1–3/8	1st Quarter
			2016	2015
Income statement effects from Discontinued operations/Non-current assets held for sale:
Revenues			504	906
Other income			1	1
Operating expenses			(372)	(639)
Gains/(losses) on disposal of non-current assets			—	1
Operating profit (loss) (EBIT)			133	269
Finance income (expenses), net			(42)	(7)
Profit (loss) before tax from Discontinued operations/Non-current assets held for sale			91	262
Income tax expense			(32)	(91)
Profit (loss) after tax from Discontinued operations/Non-current assets held for sale	(a	)	59	171
Other minor entries	(b	)		(2)
Profit (loss) from Discontinued operations/Non-current assets held for sale	(c=a+b	)	59	169
Income statement effects on the selling entities:
Net gains on disposal			307
Transfer to the separate consolidated income statement of the Reserve for exchange differences on translating foreign operations			(304)
Income tax expense relating to the disposal			(15)
	(d	)	(12)
Profit (loss) from Discontinued operations/Non-current assets held for sale	(c+d	)	47	169
Attributable to:
Owners of the Parent			(3)	24
Non-controlling interests			50	145

The earnings per share from Discontinued operations/Non-current assets held for sale, for the first quarter of 2016 and the first quarter of 2015 are shown in the table below:

(euros)	1/1–3/8 2016	1st Quarter 2015
Earnings per share from Discontinued operations/Non-current assets held for sale
(Basic=Diluted)
Ordinary Share	0.00	0.01
Savings Share	0.00	0.01

— • —

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2016	Note 7 Discontinued operations/Non-current assets held for sale	80

Within the consolidated statements of cash flows the net impacts, expressed in terms of contribution to the consolidation, of the “Discontinued operations/Non-current assets held for sale” are broken down as follows:

(millions of euros)	1/1–3/8 2016	1st Quarter 2015
Discontinued operations/Non-current assets held for sale:
Cash flows from (used in) operating activities	130	109
Cash flows from (used in) investing activities	(117)	(126)
Cash flows from (used in) financing activities	(58)	26
Total	(45)	9

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2016	Note 7 Discontinued operations/Non-current assets held for sale	81

NOTE 8

EQUITY

Equity consisted of:

(millions of euros)	3/31/2016	12/31/2015
Equity attributable to owners of the Parent	18,181	17,554
Non-controlling interests	2,035	3,695

Total	20,216	21,249

The composition of Equity attributable to owners of the Parent is the following:

(millions of euros)		3/31/2016		12/31/2015
Share capital		10,650		10,650
Paid-in capital		1,731		1,731
Other reserves and retained earnings (accumulated losses), including profit (loss) for the period		5,800		5,173
Reserve for available-for-sale financial assets	33		32
Reserve for cash flow hedges	(458)		(249)
Reserve for exchange differences on translating foreign operations	(1,103)		(1,516)
Reserve for remeasurements of employee defined benefit plans (IAS 19)	(87)		(87)
Share of other profits (losses) of associates and joint ventures accounted for using the equity method	—		—
Sundry reserves and retained earnings (accumulated losses), including profit (loss) for the period	7,415		6,993

Total		18,181		17,554

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2016	Note 8 Equity	82

Potential future changes in share capital

The table below shows future potential changes in share capital, based on the issuance by Telecom Italia Finance S.A. in November 2013 of the “Guaranteed Subordinated Mandatory Convertible Bonds due 2016, convertible into ordinary shares of Telecom Italia S.p.A.”, on the authorizations to increase the share capital in place at March 31, 2016, and on the options and rights granted under equity compensation plans, still outstanding at March 31, 2016.

	Number of maximum shares issuable	Share capital (thousands of euros)(*)	Additional Paid-in capital (thousands of euros)	Subscription price per share (euros)
Additional capital increases not yet approved (ordinary shares)
2014-2016 Stock Option Plan	196,000,000	107,800	n.a.	0.94
Total additional capital increases not yet approved (ordinary shares)		107,800
Capital increases already approved (ordinary shares)
2013 Guaranteed Subordinated Mandatory Convertible Bonds (ordinary shares)
– principal	n.a.	1,300,000	n.a.	n.a.
– interest portion	n.a.	79,625	n.a.	n.a.
2015 Convertible Bond (ordinary shares)(**)	1,082,485,386	2,000,000	n.a.	n.a.
Convertible bonds		3,379,625

Total		3,487,425

(*)	Amounts stated for capital increases connected with equity compensation plans and the “2013 Guaranteed Subordinated Mandatory Convertible Bonds (ordinary shares)” are the “total estimated value” inclusive, where applicable, of any premiums.
(**)	The number of shares potentially issuable shown may be subject to adjustments.

Further details are provided in the Note “Financial liabilities (non-current and current)” and in the Consolidated Financial Statements of the Telecom Italia Group for the year 2015.

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2016	Note 8 Equity	83

NOTE 9

FINANCIAL LIABILITIES (NON-CURRENT AND CURRENT)

Non-current and current financial liabilities (gross financial debt) were broken down as follows:

(millions of euros)			3/31/2016	12/31/2015
Financial payables (medium/long-term):
Bonds			17,843	18,081
Convertible bonds			1,810	1,802
Amounts due to banks			5,848	5,778
Other financial payables			467	991
			25,968	26,652
Finance lease liabilities (medium/long-term)			2,291	2,271
Other financial liabilities (medium/long-term):
Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature			2,093	1,595
Non-hedging derivatives			2	—
Other liabilities			—	—
			2,095	1,595

Total non-current financial liabilities	(a	)	30,354	30,518

Financial payables (short-term):
Bonds			1,276	2,318
Convertible bonds			1,364	1,363
Amounts due to banks			1,072	1,482
Other financial payables			206	233
			3,918	5,396
Finance lease liabilities (short-term)			156	153
Other financial liabilities (short-term):
Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature			111	84
Non-hedging derivatives			255	591
Other liabilities			—	—
			366	675

Total current financial liabilities	(b	)	4,440	6,224

Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale	(c	)	—	348

Total Financial liabilities (Gross financial debt)	(a+b+c	)	34,794	37,090

The item Convertible Bonds comprises the bond convertible into ordinary shares corresponding to 2,000 million euros, rate of 1.125%, maturing March 26, 2022 (unsecured equity-linked bond) issued by Telecom Italia S.p.A. on March 26, 2015. On May 20, 2015, Shareholders’ Meeting of Telecom Italia S.p.A. approved the authorization for the convertibility of the unsecured equity-linked bond and the share capital increase reserved to servicing its conversion. The initial conversion price is 1.8476 euros, which may be subject to adjustments in line with market practice for this type of financial instrument; the number of Telecom Italia S.p.A. shares issuable for the possible conversion is 1,082,485,386, subject to adjustments.

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2016	Note 9 Financial liabilities (non-current and current)	84

Gross financial debt according to the original currency of the transaction is as follows:

	3/31/2016		12/31/2015
	(millions of foreign currency)	(millions of euros)	(millions of foreign currency)	(millions of euros)
USD	7,789	6,841	8,463	7,774
GBP	2,074	2,620	2,041	2,781
BRL	6,361	1,570	6,442	1,515
JPY	20,088	157	20,036	153
EURO		23,606		24,519

Total excluding Discontinued Operations		34,794		36,742

Discontinued operations		—		348

Total		34,794		37,090

The breakdown of gross financial debt by effective interest rate bracket, excluding the effect of any hedging instruments, is provided below:

(millions of euros)	3/31/2016	12/31/2015
Up to 2.5%	6,468	7,165
From 2.5% to 5%	7,099	6,536
From 5% to 7.5%	13,681	14,719
From 7.5% to 10%	3,760	4,542
Over 10%	475	483
Accruals/deferrals, MTM and derivatives	3,311	3,297
Total excluding Discontinued Operations	34,794	36,742
Discontinued operations	—	348

Total	34,794	37,090

Following the use of derivative hedging instruments, on the other hand, the gross financial debt by nominal interest rate bracket is:

(millions of euros)	3/31/2016	12/31/2015
Up to 2.5%	10,093	9,835
From 2.5% to 5%	7,228	6,760
From 5% to 7.5%	10,742	12,617
From 7.5% to 10%	1,408	2,371
Over 10%	2,012	1,862
Accruals/deferrals, MTM and derivatives	3,311	3,297
Total excluding Discontinued Operations	34,794	36,742
Discontinued operations	—	348

Total	34,794	37,090

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2016	Note 9 Financial liabilities (non-current and current)	85

The maturities of financial liabilities according to the expected nominal repayment amount, as defined by contract, are the following:

Details of the maturities of financial liabilities – at nominal repayment amount:

	maturing by 3/31 of the year:
(millions of euros)	2017	2018	2019	2020	2021	After 2021	Total
Bonds (*)	944	1,576	2,601	2,461	1,111	11,855	20,548
Loans and other financial liabilities	675	1,073	1,159	2,011	583	943	6,444
Finance lease liabilities	117	104	100	97	98	1,887	2,403

Total	1,736	2,753	3,860	4,569	1,792	14,685	29,395

Current financial liabilities	592	—	—	—	—	—	592

Total	2,328	2,753	3,860	4,569	1,792	14,685	29,987

(*)	With regard to the Mandatory Convertible Bond issued at the end of 2013, and maturing in 2016, classified under “Convertible bonds”, the cash repayment has not been considered because its settlement will take place together with the mandatory conversion into Telecom Italia S.p.A. ordinary shares.

The main components of financial liabilities are commented below.

Bonds are broken down as follows:

(millions of euros)	3/31/2016	12/31/2015
Non-current portion	17,843	18,081
Current portion	1,276	2,318

Total carrying amount	19,119	20,399

Fair value adjustment and measurements at amortized cost	(571)	(752)

Total nominal repayment amount	18,548	19,647

Convertible bonds consisted of:

•	the Mandatory Convertible Bond “Guaranteed Subordinated Mandatory Convertible Bonds due 2016 convertible into ordinary shares of Telecom Italia S.p.A.”, for 1,300 million euros, issued by Telecom Italia Finance S.A.;

•	the unsecured equity-linked bond for 2,000 million euros, with a coupon of 1.125%, issued by Telecom Italia S.p.A., convertible into newly-issued ordinary shares maturing in 2022.

•	This item was broken down as follows:

(millions of euros)	3/31/2016	12/31/2015
Non-current portion	1,810	1,802
Current portion	1,364	1,363

Total carrying amount	3,174	3,165

Fair value adjustment and measurements at amortized cost	126	135

Total nominal repayment amount (*)	3,300	3,300

(*)	For the Mandatory Convertible Bond, the repayment on maturity will take place upon delivery of Telecom Italia S.p.A. ordinary shares.

The nominal repayment amount of the bonds and convertible bonds totaled 21,848 million euros and was down 1,099 million euros compared to December 31, 2015 (22,947 million euros), as a result of the new issues and repayments in the first quarter of 2016.

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2016	Note 9 Financial liabilities (non-current and current)	86

The following table lists the bonds issued by companies of the Telecom Italia Group, by issuing company, expressed at the nominal repayment amount, net of bond repurchases, and also at market value:

Currency	Amount (millions)	Nominal repayment amount (millions of euros)	Coupon	Issue date	Maturity date		Issue price (%)	Market price at 3/31/16 (%)	Market value at 3/31/16 (millions of euros)
Bonds issued by Telecom Italia S.p.A.
Euro	400	400	3 month Euribor + 0.79%	6/7/07	6/7/16		100	100	400
Euro	544.6	544.6	7.000%	10/20/11	1/20/17	(a)	100.185	105.621	575
Euro	628.2	628.2	4.500%	9/20/12	9/20/17		99.693	106.275	668
GBP	750	947.5	7.375%	5/26/09	12/15/17		99.608	108.506	1,028
Euro	592.9	592.9	4.750%	5/25/11	5/25/18		99.889	108.931	646
Euro	581.9	581.9	6.125%	6/15/12	12/14/18		99.737	114.285	665
Euro	832.4	832.4	5.375%	1/29/04	1/29/19		99.070	112.578	937
GBP	850	1,073.8	6.375%	6/24/04	6/24/19		98.850	109.903	1,180
Euro	719.5	719.5	4.000%	12/21/12	1/21/20		99.184	109.457	788
Euro	547.5	547.5	4.875%	9/25/13	9/25/20		98.966	114.064	624
Euro	563.6	563.6	4.500%	1/23/14	1/25/21		99.447	112.544	634
Euro (b)	199.8	199.8	6 month Euribor (base 365)	1/1/02	1/1/22		100	100	200
Euro	883.9	883.9	5.250%	2/10/10	2/10/22		99.295	116.262	1,028
Euro (d)	2,000	2,000	1.125%	3/26/15	3/26/22		100	103.275	2,066
Euro	1,000	1,000	3.250%	1/16/15	1/16/23		99.446	104.936	1,049
GBP	400	505.3	5.875%	5/19/06	5/19/23		99.622	110.474	558
Euro	750	750	3.625%	1/20/16	1/19/24		99.632	105.598	792
USD	1,500	1,317.5	5.303%	5/30/14	5/30/24		100	103.250	1,360
Euro	670	670	5.250%	3/17/05	3/17/55		99.667	103.004	690

Subtotal		14,758							15,888

Bonds issued by Telecom Italia Finance S.A. and guaranteed by Telecom Italia S.p.A.
Euro (c)	1,300	1,300	6.125%	11/15/13	11/15/16		100	120.605	1,568
Euro	1,015	1,015	7.750%	1/24/03	1/24/33	(a)	109.646	136.176	1,382

Subtotal		2,315							2,950

Bonds issued by Telecom Italia Capital S.A. and guaranteed by Telecom Italia S.p.A.
USD (e)	676.6	594.3	6.999%	6/4/08	6/4/18		100	109.465	651
USD (e)	759.7	667.3	7.175%	6/18/09	6/18/19		100	112.987	754
USD	1,000	878.3	6.375%	10/29/03	11/15/33		99.558	97.790	859
USD	1,000	878.3	6.000%	10/6/04	9/30/34		99.081	94.427	829
USD	1,000	878.3	7.200%	7/18/06	7/18/36		99.440	102.078	897
USD	1,000	878.3	7.721%	6/4/08	6/4/38		100	105.188	924

Subtotal		4,775							4,914

Total		21,848							23,752

(a)	Weighted average issue price for bonds issued with more than one tranche.
(b)	Reserved for employees.
(c)	Mandatory Convertible Bond.
(d)	Bond convertible into newly-issued Telecom Italia S.p.A. ordinary treasury shares. On May 20, 2015, Shareholders’ Meeting of Telecom Italia S.p.A. approved the authorization for the convertibility of the unsecured equity-linked bond and the share capital increase reserved to servicing its conversion.
(e)	Net of the securities bought back by Telecom Italia S.p.A. on July 20, 2015.

The regulations and/or Offering Circulars relating to the bonds of the Telecom Italia Group described above are available on the corporate website www.telecomitalia.com.

The following table lists the changes in bonds during the first quarter of 2016:

New issues

(millions of original currency)	Currency	Amount	Issue date
Telecom Italia S.p.A. 750 million euros 3.625% maturing 1/19/2024	Euro	750	1/20/2016

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2016	Note 9 Financial liabilities (non-current and current)	87

Repayments

(millions of original currency)	Currency	Amount	Repayment date
Telecom Italia S.p.A. 663 million euros 5.125% (1)	Euro	663	1/25/2016
Telecom Italia S.p.A. 708 million euros 8.250% (2)	Euro	708	3/21/2016

(1)	Net of buybacks by the Company of 337 million euros during 2014 and 2015.
(2)	Net of buybacks by the Company of 142 million euros during 2014.

Medium/long-term amounts due to banks of 5,848 million euros (5,778 million euros at December 31, 2015) increased by 70 million euros. Short-term amounts due to banks totaled 1,072 million euros, down 410 million euros (1,482 million euros at December 31, 2015). Short-term amounts due to banks included 570 million euros for the current portion of medium/long-term amounts due to banks.

Medium/long-term other financial payables amounted to 467 million euros (991 million euros at December 31, 2015) and decreased by 524 million euros. They included:

•	250 million euros of loans from Cassa Depositi e Prestiti taken out by Telecom Italia S.p.A. of which 100 million euros expiring April 2019 and 150 million euros expiring October 2019;

•	159 million euros of Telecom Italia Finance S.A.’s loan of 20,000 million Japanese yen expiring in 2029 and

•	30 million USD (equivalent to 26 million euros) expiring October 2020 following the issuance by Telecom Italia International N.V. of a Note in favor of the Fintech group for the implementation of several commercial agreements with Telecom Argentina resulting from the sale of the entire remaining interest held by the Telecom Italia Group in the Sofora - Telecom Argentina group. The Note was pledged in favor of Telecom Italia S.p.A. and Telecom Italia International N.V., as a guarantee for the performance of those agreements by the Fintech group. You are reminded that, following the completion of the aforementioned sale, which took place on March 8, 2016, a note with a value of 600.6 million USD (corresponding to 544 million euros), issued by Telecom Italia International N.V. as a guarantee for the sale, was fully redeemed.

Short-term other financial payables amounted to 206 million euros (233 million euros at December 31, 2015), down 27 million euros. They included 110 million euros of the current portion of the medium/long-term other financial payables, of which 92 million euros relating to the remaining payable from the loan taken out by Telecom Italia S.p.A. with the Ministry of Economic Development for the purchase of the rights of use for the 800, 1800 and 2600 MHz frequencies due in October 2016.

Medium/long-term finance lease liabilities totaled 2,291 million euros (2,271 million euros at December 31, 2015) and mainly related to property leases accounted for using the financial method established by IAS 17.

Short-term finance lease liabilities amounted to 156 million euros (153 million euros at December 31, 2015).

Hedging derivatives relating to items classified as non-current liabilities of a financial nature amounted to 2,093 million euros (1,595 million euros at December 31, 2015). Hedging derivatives relating to items classified as current liabilities of a financial nature totaled 111 million euros (84 million euros at December 31, 2015).

Non-hedging derivatives relating to items classified as current and non-current financial liabilities totaled 257 million euros (591 million euros at December 31, 2015) and consisted of 237 million euros (565 million euros at December 31, 2015) for the value of the embedded option in the mandatory convertible bond of 1.3 billion euros issued by Telecom Italia Finance S.A. (“Guaranteed Subordinated Mandatory Convertible Bonds due 2016 convertible into ordinary shares of Telecom Italia S.p.A.”). At March 31, 2016, the measurement of the embedded option resulted in the recognition in the income statement of an income of 328 million euros (expense of 454 million euros at December 31, 2015). In addition, these also include the measurement of derivatives which, although put into place for hedging purposes, do not possess the formal requisites to be considered as such under IFRS.

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2016	Note 9 Financial liabilities (non-current and current)	88

The non-current portion of non-hedging derivatives classified under financial liabilities amounted to 2 million euros (zero at December 31, 2015); the current portion amounted to 255 million euros (591 million euros at December 31, 2015).

“COVENANTS” AND “NEGATIVE PLEDGES” EXISTING AT MARCH 31, 2016

The bonds issued by the Telecom Italia Group do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interest, etc.) or clauses that would force the early redemption of the bonds in relation to events other than the insolvency of the Telecom Italia Group. Furthermore, the repayment of the bonds and the payment of interest are not covered by specific guarantees nor are there commitments provided relative to the assumption of future guarantees, except for the full and unconditional guarantees provided by Telecom Italia S.p.A. for the bonds issued by Telecom Italia Finance S.A. and Telecom Italia Capital S.A..

Since these bonds have been placed principally with institutional investors in major world capital markets (Euromarket and the U.S.A.), the terms which regulate the bonds are in line with market practice for similar transactions effected on these same markets. Consequently, for example, there are commitments not to use the company’s assets as collateral for loans (“negative pledges”).

With regard to the loans taken out by Telecom Italia S.p.A. (“Telecom Italia”) with the European Investment Bank (“EIB”), at March 31, 2016, the nominal amount of outstanding loans amounted to 2,550 million euros, of which 1,100 million euros at direct risk and 1,450 million euros secured.

EIB loans not secured by bank guarantees for a nominal amount equal to 1,100 million euros need to apply the following covenants:

•	in the event the company becomes the target of a merger, demerger or contribution of a business segment outside the Group, or sells, disposes or transfers assets or business segments (except in certain cases, expressly provided for), it shall immediately inform the EIB which shall have the right to ask for guarantees to be provided or changes to be made to the loan contract, or, only for certain loan contracts, the EIB shall have the option to demand the immediate repayment of the loan (should the merger, demerger or contribution of a business segment outside the Group compromise the Project execution or cause a prejudice to EIB in its capacity as creditor);

•	with the 500 million euros loan, signed on December 14, 2015, Telecom Italia undertook to ensure that, for the entire duration of the loan, the total financial debt of the Group companies other than Telecom Italia S.p.A. – except for the cases when that debt is fully and irrevocably secured by Telecom Italia S.p.A. – is lower than 35% (thirty-five percent) of the Group’s total financial debt.

EIB loans secured by banks or entities approved by the EIB for a total nominal amount of 1,450 million euros, and direct risk loans, respectively for 300 million euros, signed on July 30, 2014 and 500 million euros, signed on December 14, 2015, must apply the following covenants:

•	“Inclusion clause”, covering a total of 1,650 million euros of loans, under which, in the event Telecom Italia commits to uphold financial covenants in other loan contracts (and even more restrictive clauses for 2014 and 2015 direct risk loans, including, for instance, cross default clauses and commitments restricting the sale of goods) that are not present in or are stricter than those granted to the EIB, the EIB will have the right – if, in its reasonable opinion, it considers that such changes may have a negative impact on Telecom Italia’s financial capacity – to request the provision of guarantees or the modification of the loan contract in order to establish an equivalent provision in favor of the EIB;

•	“Network Event”, covering a total of 1,350 million euros of loans, under which, in the event of the disposal of the entire fixed network or of a substantial part (in any case more than half in quantitative terms) to third parties or in the event of disposal of the controlling interest in the company in which the network or a substantial part of it has previously been transferred, Telecom Italia must immediately inform EIB, which shall have the option of requiring the establishment of guarantees or amendment of the loan contract or an alternative solution.

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2016	Note 9 Financial liabilities (non-current and current)	89

The loan agreements of Telecom Italia S.p.A. do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interests, etc.) which would oblige the Company to repay the outstanding loan if the covenants are not observed.

The loan agreements contain the usual other types of covenants, including the commitment not to use the Company’s assets as collateral for loans (negative pledges), the commitment not to change the business purpose or sell the assets of the Company unless specific conditions exist (e.g. the sale takes place at fair market value). Covenants with basically the same content are also found in the export credit loan agreement.

In the Loan Agreements and the Bonds, Telecom Italia is required to provide notification of change of control. Identification of the occurrence of a change of control and the applicable consequences – including the establishment of guarantees or the early repayment of the amount paid and the cancellation of the commitment in the absence of agreements to the contrary – are specifically covered in the individual agreements.

In addition, the outstanding loans generally contain a commitment by Telecom Italia, whose breach is an Event of Default, not to implement mergers, demergers or transfer of business, involving entities outside the Group. Such Event of Default may entail, upon request of the Lender, the early redemption of the drawn amounts and/or the annulment of the undrawn commitment amounts.

In the documentation of the loans granted to certain companies of the Tim Brasil group, the companies must generally respect certain financial ratios (e.g. capitalization ratios, ratios for servicing debt and debt ratios) as well as the usual other covenants, under pain of a request for the early repayment of the loan.

Lastly, at March 31, 2016, no covenant, negative pledge clause, or other clause relating to the aforementioned debt position had in any way been breached or infringed.

REVOLVING CREDIT FACILITY

The following table shows the composition and the draw down of the committed credit lines available at March 31, 2016:

	3/31/2016		12/31/2015
(billions of euros)	Agreed	Drawn down	Agreed	Drawn down
Revolving Credit Facility – expiring May 2019	4.0	—	4.0	—
Revolving Credit Facility – expiring March 2020	3.0	—	3.0	—

Total	7.0	—	7.0	—

Telecom Italia has two syndicated Revolving Credit Facilities for amounts of 4 billion euros and 3 billion euros expiring May 24, 2019 and March 25, 2020 respectively, both not yet drawn down. The beneficial changes to the economic terms of the Revolving Credit Facilities took effect from January 4, 2016, together with the two-year extension to those facilities.

Telecom Italia also has access to:

•	a bilateral term loan from Banca Regionale Europea expiring July 2019 for 200 million euros, drawn down for the full amount;

•	two bilateral term loans from Cassa Depositi e Prestiti respectively for 100 million euros expiring in April 2019 and 150 million euros expiring in October 2019, drawn down for the full amount;

•	two bilateral term loans from Mediobanca respectively for 200 million euros expiring in November 2019 and 150 million euros expiring in July 2020, drawn down for the full amount;

•	a bilateral term loan from ICBC expiring July 2020 for 120 million euros, drawn down for the full amount;

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2016	Note 9 Financial liabilities (non-current and current)	90

•	a bilateral term loan from Intesa Sanpaolo expiring August 2021 for 200 million euros, drawn down for the full amount.

TELECOM ITALIA RATING AT MARCH 31, 2016

At March 31, 2016, the three rating agencies — Standard & Poor’s, Moody’s and Fitch Ratings — rated Telecom Italia as follows:

	Rating	Outlook
STANDARD & POOR’S	BB+	Stable
MOODY’S	Ba1	Negative
FITCH RATINGS	BBB-	Stable

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2016	Note 9 Financial liabilities (non-current and current)	91

NOTE 10

NET FINANCIAL DEBT

The following table shows the net financial debt at March 31, 2016 and December 31, 2015, calculated in accordance with the criteria indicated in the “Recommendations for the Consistent Implementation of the European Commission Regulation on Prospectuses”, issued on February 10, 2005 by the European Securities & Markets Authority (ESMA), and adopted by Consob.

For the purpose of determining such figure, the amount of financial liabilities has been adjusted by the effect of the relative hedging derivatives recorded in assets and the receivables arising from financial subleasing.

This table also shows the reconciliation of net financial debt determined according to the criteria indicated by ESMA and net financial debt calculated according to the criteria of the Telecom Italia Group.

(millions of euros)			3/31/2016	12/31/2015
Non-current financial liabilities			30,354	30,518
Current financial liabilities			4,440	6,224
Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale			—	348
Total Gross financial debt	(a	)	34,794	37,090
Non-current financial assets (°)
Non-current financial receivables for lease contract			(74)	(70)
Non-current hedging derivatives			(2,550)	(2,755)
	(b	)	(2,624)	(2,825)
Current financial assets
Securities other than investments			(735)	(1,488)
Financial receivables and other current financial assets			(395)	(352)
Cash and cash equivalents			(2,665)	(3,559)
Financial assets relating to Discontinued operations/Non-current assets held for sale			—	(227)
	(c	)	(3,795)	(5,626)
Net financial debt as per Consob communication DEM/6064293/2006 (ESMA)	(d=a+b+c	)	28,375	28,639
Non-current financial assets (°)
Securities other than investments			(2)	(3)
Other financial receivables and other non-current financial assets			(140)	(161)
	(e	)	(142)	(164)
Net financial debt(*)	(f=d+e	)	28,233	28,475
Reversal of fair value measurement of derivatives and related financial assets/liabilities	(g	)	(1,094)	(1,197)
Adjusted net financial debt	(f+g	)	27,139	27,278

(°)	At March 31, 2016 and at December 31, 2015, “Non-current financial assets” (b+e) amounted to 2,766 million euros and 2,989 million euros, respectively.
(*)	For details of the effects of related party transactions on net financial debt, see the specific table in the Note “Related party transactions”.

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2016	Note 10 Net financial debt	92

NOTE 11

SUPPLEMENTARY DISCLOSURES ON FINANCIAL INSTRUMENTS

MEASUREMENT AT FAIR VALUE

The fair value measurement of the financial instruments of the Group is classified according to the three levels set out in IFRS 7. In particular, the fair value hierarchy introduces three levels of input:

•	Level 1: quoted prices in active market;

•	Level 2: prices calculated using observable market inputs;

•	Level 3: prices calculated using inputs that are not based on observable market data.

The tables below provide additional information on the financial instruments, including the table relating to the hierarchy level for each class of financial asset/liability measured at fair value at March 31, 2016.

Key for IAS 39 categories

Acronym
Loans and Receivables	Loans and Receivables	LaR

Financial assets Held-to-Maturity	Financial assets Held-to-Maturity	HtM

Available-for-Sale financial assets	Financial assets Available-for-Sale	AfS

Financial Assets/Liabilities Held for Trading	Financial Assets/Liabilities Held for Trading	FAHfT/FLHfT

Financial Liabilities at Amortized Cost	Financial Liabilities at Amortized Cost	FLAC

Hedging Derivatives	Hedge Derivatives	HD

Not applicable	Not applicable	n.a.

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2016	Note 11 Supplementary disclosures on financial instruments	93

Fair value hierarchy level for each class of financial asset/liability at 3/31/2016

						Hierarchy Levels
(millions of euros)			IAS 39 Categories	note	Carrying amount in financial statements at 3/31/2016	Level 1 (*)	Level 2 (*)	Level 3 (*)
ASSETS
Non-current assets
Other investments			AfS		41	2	14
Securities, financial receivables and other non-current financial assets
of which securities			AfS		2	2
of which hedging derivatives			HD		2,550		2,550
of which non-hedging derivatives			FAHfT		88		88
	(a	)			2,681	4	2,652	—
Current assets
Securities
of which available-for-sale financial assets			AfS		600	600
of which held-for-trading financial assets			FAHfT		135	135
Financial receivables and other current financial assets
of which hedging derivatives			HD		218		218
of which non-hedging derivatives			FAHfT		125		125
	(b	)			1,078	735	343	—
Total	(a+b	)			3,759	739	2,995	—
LIABILITIES
Non-current liabilities
of which hedging derivatives			HD	9)	2,093		2,093
of which non-hedging derivatives			FLHfT	9)	2		2
	(c	)			2,095	—	2,095	—
Current liabilities
of which hedging derivatives			HD	9)	111		111
of which non-hedging derivatives			FLHfT	9)	255		255
	(d	)			366	—	366	—

Total	(c+d	)			2,461	—	2,461	—

(*)	Level 1: quoted prices in active markets.

Level 2: prices calculated using observable market inputs.

Level 3: prices calculated using inputs that are not based on observable market data.

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2016	Note 11 Supplementary disclosures on financial instruments	94

NOTE 12

CONTINGENT LIABILITIES, OTHER INFORMATION

A description is provided below of the most significant judicial, arbitration and tax disputes in which Telecom Italia Group companies are involved as of 31 March 2016, as well as those that came to an end during the period.

The Telecom Italia Group has posted liabilities totaling 397 million euros for those disputes described below where the risk of losing the case has been considered probable.

A) SIGNIFICANT DISPUTES AND PENDING LEGAL ACTIONS

For the following disputes and pending legal actions, no significant facts have emerged with respect to what was published in the 2015 Annual Report:

•	Telecom Italia Sparkle – Relations with I-Globe, Planetarium, Acumen, Accrue Telemedia and Diadem: investigation by the Public Prosecutor’s Office of Rome,

•	International tax and regulatory disputes,

•	Irregularities concerning transactions for the leasing/rental of assets.

— • —

It should be noted that for some disputes described below, on the basis of the information available at the closing date of the present document and with particular reference to the complexity of the proceedings, to their progress, and to elements of uncertainty of a technical-trial nature, it was not possible to make a reliable estimate of the size and/or times of possible payments, if any. Moreover, in the case in which the disclosure of information relative to the dispute could seriously jeopardise the position of Telecom Italia or its subsidiaries, only the general nature of the dispute is described.

Of the disputes with the aforementioned characteristics, no significant facts have emerged for those listed below with respect to what was published in the 2015 Annual Report:

•	Investigations by the Public Prosecutor’s Office of Monza,

•	Antitrust Case A428,

•	Antitrust Case I761,

•	VODAFONE,

•	COLT TECHNOLOGY SERVICES,

•	KPMQ West Italia S.p.A.,

•	TELEUNIT,

•	EUTELIA and VOICEPLUS,

•	Irregular sale of handsets to companies in San Marino—Investigation by the Public Prosecutor’s Office of Forlì,

•	POSTE,

•	Elinet S.p.A. Bankruptcy,

•	Dispute relative to “Adjustments on license fees” for the years 1994-1998,

•	Formal Notice of Assessments against Telecom Italia S.p.A.,

•	Olivetti – Asbestos exposure,

•	Brazil – Opportunity Arbitration,

•	Brazil—Docas/JVCO Arbitration,

•	Brazil—JVCO Dispute,

•	Brazil – CAM JVCO Arbitration.

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2016	Note 12 Contingent liabilities, other information	95

BT ITALIA

With a writ of summons in June 2015, BT Italia has advanced, before the Milan Court, claims for compensation for approximately 638.6 million euros against Telecom Italia referring to alleged damages suffered in the period from 2009 to 2014 for technical boycotting and margin squeezing (these claims refer to the known AGCM A428 case). The other party, assuming that the unlawful conduct of Telecom Italia is still in course, also proposes to update the claim for damages up to the month of May 2015, recalculating the total to be 662.9 million euros. Telecom Italia filed an appearance, challenging the claims of the other party.

As part of a structured agreement between the Parties, the case was recently settled.

Vodafone Dispute—Universal Service

In a decision published in July 2015, the Council of State rejected the appeal lodged by AGCom and Telecom Italia against the judgement of the Lazio Administrative Court (TAR) on the financing of the universal service obligations for the period 1999-2003, in which the administrative judge granted the appeals by Vodafone, annulling AGCom decisions 106, 107, 109/11/CONS on the renewal of the related proceedings, adding Vodafone to the list of subjects required to contribute, for a sum of approximately 38 million euros. Essentially, the judgement confirms that the Authority has not demonstrated the particular degree of “replaceability” between fixed and mobile telephony for mobile operators to be included among the subjects required to repay the cost of the universal service, which means that AGCom needs to issue a new ruling.

Telecom has filed an application to AGCom to renew the proceedings, and an appeal to the Court of Cassation against the judgement of the Council of State on the grounds that it exceeded its jurisdiction.

In April 2016 Vodafone appealed against the Ministry of Economic Development and Telecom Italia to the Council of State, for non-compliance with the judgement of the Council of States that had already been appealed by Telecom Italia. This appeal referred to AGCom decision 109/11/CONS (2003 yearly payment, on the basis of which Vodafone had paid the sum of approximately 9 million euros as contribution, restitution of which was requested).

B) OTHER INFORMATION

With reference to the cases listed below no significant facts have emerged with respect to that published in the 2015 Annual Report:

•	Dispute concerning the license fees for 1998,

•	VODAFONE (previously TELETU).

Mobile telephony - criminal proceedings

In March 2012 Telecom Italia was served notice of the conclusion of the preliminary enquiries, which showed that the Company was being investigated by the Public Prosecutor of Milan pursuant to the Legislative Decree n. 231/2001, for the offences of handling stolen goods and counterfeiting committed, according to the alleged allegations, by fourteen employees of the so-called “ethnic channel”, with the participation of a number of dealers, for the purpose of obtaining undeserved commissions from Telecom Italia.

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2016	Note 12 Contingent liabilities, other information	96

The Company, as the injured party damaged by such conduct, had brought two legal actions in 2008 and 2009 and had proceeded to suspend the employees involved in the criminal proceedings (suspension later followed by dismissal). It has also filed an initial statement of defence, together with a technical report by its own expert, requesting that the proceedings against it be suspended, and that charges of aggravated fraud against the Company be brought against the other defendants. In December 2012, the Public Prosecutor’s Office filed a request for 89 defendants and the Company itself to be committed for trial.

During the preliminary hearing, the Company was admitted as civil party to the trial and, in November 2013, the conclusions in the interest of the civil party were filed, reaffirming Telecom Italia’s total lack of involvement in the offences claimed.

At the end of the preliminary hearing, which took place in March 2014, the Judge for the Preliminary Hearing committed for trial all the defendants (including Telecom Italia) who had not asked for their situation to be settled with alternative procedures, on the grounds that “examination in a trial” was needed. In April 2016, at the end of the trial, the Public Prosecutor asked for Telecom Italia to be sentenced to pay an administrative fine of 900 thousand euros, but decided not to ask for any of the presumed profits of the offences to be confiscated (quantified in the committal proceedings as totaling several million euros), based on the assumption that Telecom Italia had in any event remedied the presumed organizational inadequacies. While acknowledging the notable redimensioning of the accusations, the Company will argue in the trial for the Court to recognize its total non-involvement in the facts at issue.

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2016	Note 12 Contingent liabilities, other information	97

NOTE 13

SEGMENT REPORTING

A) SEGMENT REPORTING

Segment reporting is based on the following operating segments:

•	Domestic

•	Brazil

•	Media

•	Other Operations

The Media Business Unit was incorporated into the Domestic Business Unit as of January 1, 2016.

One of the key strategic drivers for growth identified in the Telecom Italia Group 2016–2018 Industrial Plan is the development of 4 Play convergent services through the offer of a rich range of diversified video content, to be realized both in partnership with key content providers and through Tim Vision, the Group’s own platform of services. Within this framework, Persidera will play an important role in supporting the development of Tim Vision services, building on its distinctive Head End expertise (management and distribution of TV signals via cable platform) and Play Out experience (television program broadcasting operations). Other key synergies to help guarantee the medium-term stability/growth of revenues from bandwidth rental for Persidera will come from the development of strategic partnerships between Telecom Italia and content providers that do not have proprietary broadcasting channels (multiplexes) for free-to-air television broadcasting and which instead pursue a multi-platform distribution strategy.

The framework of the 2016–2018 Industrial Plan and the new governance structure of Persidera are consistent with this future scenario, based on the increasingly closer link between the TLC industry and Media/Content providers to underpin the growth of ultra-broadband services in the Consumer segment.

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2016	Note 13 Segment reporting	98

Separate Consolidated Income Statements by Operating Segment

(millions of euros)	Domestic		Brazil		Media		Other Operations		Adjustments and eliminations		Consolidated Total
	1st Quarter 2016	1st Quarter 2015	1st Quarter 2016	1st Quarter 2015	1st Quarter 2016	1st Quarter 2015	1st Quarter 2016	1st Quarter 2015	1st Quarter 2016	1st Quarter 2015	1st Quarter 2016	1st Quarter 2015
Third-party revenues	3.539	3.622	896	1.411	—	21	5	—	—	—	4.440	5.054
Intragroup revenues	9	9	1	1	—	—	1	—	(11)	(10)	—	—
Revenues by operating segment	3.548	3.631	897	1.412	—	21	6	—	(11)	(10)	4.440	5.054
Other income	43	46	4	6	—	2	1	—	(1)	(1)	47	53
Total operating revenues and other income	3.591	3.677	901	1.418	—	23	7	—	(12)	(11)	4.487	5.107
Acquisition of goods and services	(1.450)	(1.341)	(475)	(827)	—	(10)	(4)	(1)	6	8	(1.923)	(2.171)
Employee benefits expenses	(756)	(734)	(88)	(97)	—	(2)	(4)	(1)	—	1	(848)	(833)
of which: accruals to employee severance indemnities	—	—	—	—	—	—	—	—	—	—	—	—
Other operating expenses	(138)	(123)	(111)	(140)	—	(2)	(1)	—	3	—	(247)	(265)
of which: write-downs and expenses in connection with credit management and provision charges	(74)	(65)	(32)	(35)	—	(1)	(1)	—	—	—	(107)	(101)
Change in inventories	80	9	9	38	—	—	(4)	—	—	—	85	47
Internally generated assets	134	122	22	24	—	—	—	—	2	2	158	148
EBITDA	1.461	1.610	258	416	—	9	(6)	(2)	(1)	—	1.712	2.033
Depreciation and amortization	(797)	(796)	(212)	(251)	—	(6)	—	—	—	1	(1.009)	(1.052)
Gains/(losses) on disposals of non-current assets	—	—	3	—	—	—	1	—	(1)	—	3	—
Impairment reversals (losses) on non-current assets	(2)	—	—	—	—	—	—	—	—	—	(2)	—
EBIT	662	814	49	165	—	3	(5)	(2)	(2)	1	704	981
Share of losses (profits) of associates and joint ventures accounted for using the equity method	—	—	—	—	—	—	—	—	—	—	—	—
Other income (expenses) from investments											—	2
Finance income											1.120	1.512
Finance expenses											(1.146)	(2.329)
Profit (loss) before tax from continuing operations											678	166
Income tax expense											(221)	(74)
Profit (loss) from continuing operations											457	92
Profit (loss) from Discontinued operations/Non-current assets held for sale											47	169
Profit (loss) for the period											504	261
Attributable to:
Owners of the Parent											433	82
Non-controlling interests											71	179

Domestic Business Unit 2016 (excluding the former Media Business Unit)

The table below shows the results of the Domestic Business Unit on a like-for-like basis against the first quarter of 2015.

	Domestic
(millions of euros)	1st Quarter 2016	1st Quarter 2015
Third-party revenues	3.519	3.622
Intragroup revenues	11	9
Revenues by operating segment	3.530	3.631
Other income	41	46
Total operating revenues and other income	3.571	3.677
Acquisition of goods and services	(1.444)	(1.341)
Employee benefits expenses	(754)	(734)
of which: accruals to employee severance indemnities	—	—
Other operating expenses	(136)	(123)
of which: write-downs and expenses in connection with credit management and provision charges	(73)	(65)
Change in inventories	80	9
Internally generated assets	134	122
EBITDA	1.451	1.610
Depreciation and amortization	(792)	(796)
Gains/(losses) on disposals of non-current assets	—	—
Impairment reversals (losses) on non-current assets	(2)	—
EBIT	657	814
Share of losses (profits) of associates and joint ventures accounted for using the equity method	—	—

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2016	Note 13 Segment reporting	99

Revenues by operating segment

(millions of euros)	Domestic		Brazil		Media		Other Operations		Adjustments and eliminations		Consolidated Total
	1st Quarter 2016	1st Quarter 2015	1st Quarter 2016	1st Quarter 2015	1st Quarter 2016	1st Quarter 2015	1st Quarter 2016	1st Quarter 2015	1st Quarter 2016	1st Quarter 2015	1st Quarter 2016	1st Quarter 2015
Revenues from equipment sales - third party	195	196	55	188	—	—	5	—	—	—	255	384
Revenues from equipment sales - intragroup	—	—	—	—	—	—	1	—	(1)	—	—	—
Total revenues from equipment sales	195	196	55	188	—	—	6	—	(1)	—	255	384
Revenues from services - third party	3,343	3,426	841	1,223	—	21	—	—	—	—	4,184	4,670
Revenues from services - intragroup	9	9	1	1	—	—	—	—	(10)	(10)	—	—

Total revenues from services	3,352	3,435	842	1,224	—	21	—	—	(10)	(10)	4,184	4,670

Revenues on construction contracts - third party	1	—	—	—	—	—	—	—	—	—	1	—
Revenues on construction contracts-intragroup	—	—	—	—	—	—	—	—	—	—	—	—

Total revenues on construction contracts	1	—	—	—	—	—	—	—	—	—	1	—

Total third-party revenues	3,539	3,622	896	1,411	—	21	5	—	—	—	4,440	5,054

Total intragroup revenues	9	9	1	1	—	—	1	—	(11)	(10)	—	—

Total revenues by operating segment	3,548	3,631	897	1,412	—	21	6	—	(11)	(10)	4,440	5,054

Domestic Business Unit 2016 (excluding the former Media Business Unit)

The table below shows the results of the Domestic Business Unit on a like-for-like basis against the first quarter of 2015.

	Domestic
(millions of euros)	1st Quarter 2016	1st Quarter 2015
Revenues from equipment sales - third party	195	196
Revenues from equipment sales - intragroup	—	—
Total revenues from equipment sales	195	196
Revenues from services - third party	3,323	3,426
Revenues from services - intragroup	11	9
Total revenues from services	3,334	3,435
Revenues on construction contracts - third party	1	—
Revenues on construction contracts-intragroup	—	—

Total revenues on construction contracts	1	—

Total third-party revenues	3,519	3,622

Total intragroup revenues	11	9

Total revenues by operating segment	3,530	3,631

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2016	Note 13 Segment reporting	100

Purchase of intangible and tangible assets by operating segment

(millions of euros)	Domestic		Brazil		Media		Other Operations		Adjustments and eliminations		Consolidated Total
	1st Quarter 2016	1st Quarter 2015	1st Quarter 2016	1st Quarter 2015	1st Quarter 2016	1st Quarter 2015	1st Quarter 2016	1st Quarter 2015	1st Quarter 2016	1st Quarter 2015	1st Quarter 2016	1st Quarter 2015
Purchase of intangible assets	222	290	120	139	—	—	—	—	—	—	342	429
Purchase of tangible assets	602	386	46	148	—	1	—	—	—	—	648	535
Total purchase of intangible and tangible assets	824	676	166	287	—	1	—	—	—	—	990	964
of which: capital expenditures	778	676	166	287	—	1	—	—	—	—	944	964
of which: change in financial leasing contracts	46	—	—	—	—	—	—	—	—	—	46	—

Domestic Business Unit 2016 (excluding the former Media Business Unit)

The table below shows the results of the Domestic Business Unit on a like-for-like basis against the first quarter of 2015.

	Domestic
(millions of euros)	1st Quarter 2016	1st Quarter 2015
Purchase of intangible assets	222	290
Purchase of tangible assets	601	386
Total purchase of intangible and tangible assets	823	676
of which: capital expenditures	777	676
of which: change in financial leasing contracts	46	—

Headcount by Operating Segment

	Domestic (*)		Brazil		Media		Other Operations		Consolidated Total
(number)	3/31/2016	12/31/2015	3/31/2016	12/31/2015	3/31/2016	12/31/2015	3/31/2016	12/31/2015	3/31/2016	12/31/2015
Headcount (**)	52,713	52,644	12,280	13,042	—	64	114	117	65,107	65,867

(*)	Following the change in its mission, Persidera became part of the Domestic Business Unit as of January 1, 2016; without that change, the headcount of the Domestic Business Unit at the end of the first quarter of 2016 would have been 52,650.
(**)	The number of personnel at the end of 2015 does not include the headcount relating to Discontinued operations/Non-current assets held for sale.

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2016	Note 13 Segment reporting	101

Assets and liabilities by Operating Segment

	Domestic		Brazil		Media		Other Operations		Adjustments and eliminations		Consolidated Total
(millions of euros)	3/31/2016	12/31/2015	3/31/2016	12/31/2015	3/31/2016	12/31/2015	3/31/2016	12/31/2015	3/31/2016	12/31/2015	3/31/2016	12/31/2015
Non-current operating assets	46,696	46,366	6,177	5,912	—	238	4	4	—	(12)	52,877	52,508
Current operating assets	4,559	4,234	1,303	1,095	—	37	56	44	(43)	(49)	5,875	5,361

Total operating assets	51,255	50,600	7,480	7,007	—	275	60	48	(43)	(61)	58,752	57,869

Investments accounted for using the equity method	41	41	—	—	—	—	—	—	—	—	41	41
Discontinued operations/Non-current assets held for sale											—	3,904
Unallocated assets											7,522	9,454

Total Assets											66,315	71,268

Total operating liabilities	8,916	8,812	1,833	2,046	—	27	90	82	(20)	(37)	10,694	10,930

Liabilities directly associated with Discontinued operations/Non-current assets held for sale											—	1,881
Unallocated liabilities											35,280	37,208
Equity											20,216	21,249

Total Equity and Liabilities											66,315	71,268

Domestic Business Unit 2016 (excluding the former Media Business Unit)

The table below shows the results of the Domestic Business Unit on a like-for-like basis against the first quarter of 2015.

	Domestic
(millions of euros)	3/31/2016	12/31/2015
Non-current operating assets	46,472	46,366
Current operating assets	4,526	4,234
Total operating assets	50,998	50,600
Investments accounted for using the equity method	41	41

Total operating liabilities	8,897	8,812

B) REPORTING BY GEOGRAPHICAL AREA

			Revenues				Non-current operating assets
			Breakdown by location of operations		Breakdown by location of customers		Breakdown by location of operations
(millions of euros)			1st Quarter 2016	1st Quarter 2015	1st Quarter 2016	1st Quarter 2015	3/31/ 2016	12/31/ 2015
Italy	(a	)	3,468	3,565	3,250	3,335	46,240	46,117
Outside Italy	(b	)	972	1,489	1,190	1,719	6,637	6,391

Total	(a+b	)	4,440	5,054	4,440	5,054	52,877	52,508

C) INFORMATION ABOUT MAJOR CUSTOMERS

None of the Telecom Italia Group’s customers exceeds 10% of consolidated revenues.

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2016	Note 13 Segment reporting	102

NOTE 14

RELATED PARTY TRANSACTIONS

The following tables show the figures relating to related party transactions and the impact of those amounts on the separate consolidated income statements, consolidated statements of financial position and consolidated statements of cash flows.

The procedure adopted by the Company for the management of related party transactions expressly applies “also to the participants in significant shareholder agreements pursuant to Article 122 of the Consolidated Law on Finance that govern the candidature to the office of Board Director of the Company, when the majority of the Directors appointed are drawn from the resulting list submitted”. Accordingly, since the majority of the members of the Board of Directors of Telecom Italia in office (appointed by the Ordinary Shareholders’ Meeting of April 16, 2014) were drawn from the list submitted then by the shareholder Telco, whose shareholders (Generali group, Mediobanca S.P.A., Intesa Sanpaolo S.p.A. and Telefonica S.A.) were bound at the time by a significant shareholder agreement pursuant to Article 122 of Italian Legislative Decree 58/1998, the participants in that shareholder agreement and the companies controlled by them continue to be considered as related parties of Telecom Italia (even though that shareholder agreement has been terminated in the meantime).

Related party transactions, when not dictated by specific laws, were conducted at arm’s length. The transactions were subject to the above-mentioned internal procedure (available for consultation on the Company’s website at the following address: www.telecomitalia.com, section Group – channel governance system) which establishes procedures and time scales for verification and monitoring.

On November 13, 2013, the Telecom Italia Group accepted the offer for the purchase of the entire controlling interest held in the Sofora – Telecom Argentina group; as a result, from the 2013 consolidated financial statements, the investment was classified under Discontinued Operations (Discontinued operations/Non-current assets held for sale). The sale was completed on March 8, 2016.

The figures in the consolidated separate income statements and consolidated statements of cash flow for the first quarter 2016 are compared to those for the first quarter 2015 (Revised) while the figures in the consolidated statements of financial position at March 31, 2016 are compared to those of December 31, 2015 (Revised).

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2016	Note 14 Related Party Transactions	103

The effects on the individual line items of the separate consolidated income statements for the first three months of 2016 and 2015 are as follows:

SEPARATE CONSOLIDATED INCOME STATEMENTS LINE ITEMS FIRST QUARTER 2016

		Related Parties
(millions of euros)	Total (a)	Associates, companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc. Op. (b)	% of financial statement item (b/a)
Revenues	4,440	1	102			103	(23)	80	1.8
Acquisition of goods and services	1,923	6	60			66	(14)	52	2.7
Employee benefits expenses	848		1	21	9	31		31	3.7
Finance income	1,120		29			29		29	2.6
Finance expenses	1,146		33			33		33	2.9
Profit (loss) from Discontinued operations/Non-current assets held for sale	47	(1)	10			9

(*)	Other related parties both through directors, statutory auditors and key managers and as participants in shareholder agreements pursuant to Article 122 of the Consolidated Law on Finance.

SEPARATE CONSOLIDATED INCOME STATEMENTS LINE ITEMS FIRST QUARTER 2015 (Revised)

		Related Parties
(millions of euros)	Total (a)	Associates, companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc. Op. (b)	% of financial statement item (b/a)
Revenues	5,054	2	171			173	(48)	125	2.5
Acquisition of goods and services	2,171	5	84			89	(14)	75	3.5
Employee benefits expenses	833		4	22	4	30	(3)	27	3.2
Finance income	1,512		47			47		47	3.1
Finance expenses	2,329	2	26			28		28	1.2
Profit (loss) from Discontinued operations/Non-current assets held for sale	169		31			31

(*)	Other related parties both through directors, statutory auditors and key managers and as participants in shareholder agreements pursuant to Article 122 of the Consolidated Law on Finance.

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2016	Note 14 Related Party Transactions	104

The effects on the individual line items of the consolidated statements of financial position at March 31, 2016 and at December 31, 2015 are as follows:

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION LINE ITEMS AT 3/31/2016

		Related Parties
(millions of euros)	Total (a)	Associates, companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc. Op. (b)	% of financial statement item (b/a)
Net financial debt
Non-current financial assets	(2,766)	(8)	(492)		(500)		(500)	18.1
Securities other than investments (current assets)	(735)		(38)		(38)		(38)	5.2
Financial receivables and other current financial assets	(395)		(17)		(17)		(17)	4.3
Cash and cash equivalents	(2,665)		(167)		(167)		(167)	6.3
Current financial assets	(3,795)		(222)		(222)		(222)	5.8
Non-current financial liabilities	30,354		990		990		990	3.3
Current financial liabilities	4,440		66		66		66	1.5
Total net financial debt	28,233	(8)	342		334		334	1.2
Other statement of financial position line items
Trade and miscellaneous receivables and other current assets	5,534	3	90		93		93	1.7
Trade and miscellaneous payables and other current liabilities	7,701	17	156	26	199		199	2.6

(*)	Other related parties both through directors, statutory auditors and key managers and as participants in shareholder agreements pursuant to Article 122 of the Consolidated Law on Finance.

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2016	Note 14 Related Party Transactions	105

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION LINE ITEMS AT 12/31/2015 (Revised)

		Related Parties
(millions of euros)	Total (a)	Associates, companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc. Op. (b)	% of financial statement item (b/a)
Net financial debt
Non-current financial assets	(2,989)	(7)	(542)		(549)		(549)	18.4
Securities other than investments (current assets)	(1,488)		(47)		(47)		(47)	3.2
Financial receivables and other current financial assets	(352)		(16)		(16)		(16)	4.5
Cash and cash equivalents	(3,559)		(72)		(72)		(72)	2.0
Current financial assets	(5,399)		(135)		(135)		(135)	2.5
Discontinued operations/Non-current assets held for sale of a financial nature	(227)
Non-current financial liabilities	30,518		937		937		937	3.1
Current financial liabilities	6,224		168		168		168	2.7
Liabilities directly associated with Discontinued operations/Non-current assets held for sale of a financial nature	348
Total net financial debt	28,475	(7)	428		421		421	1.5
Other statement of financial position line items
Trade and miscellaneous receivables and other current assets	5,112	2	158		160	(23)	137	2.7
Discontinued operations/Non-current assets held for sale of a non-financial nature	3,677		23		23
Trade and miscellaneous payables and other current liabilities	7,882	32	176	25	233	(16)	217	2.8
Liabilities directly associated with Discontinued operations/Non-current assets held for sale of a non-financial nature	1,533	11	5		16

(*)	Other related parties both through directors, statutory auditors and key managers and as participants in shareholder agreements pursuant to Article 122 of the Consolidated Law on Finance.

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2016	Note 14 Related Party Transactions	106

The effects on the individual line items of the consolidated statements of cash flows for the first three months of 2016 and 2015 are shown below:

CONSOLIDATED STATEMENTS OF CASH FLOWS LINE ITEMS 3 MONTHS TO 3/31/2016

		Related Parties
(millions of euros)	Total (a)	Associates, companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc. Op. (b)	% of financial statement item (b/a)
Purchase of intangible and tangible assets on an accrual basis	990	34			34	(1)	33	3.3
Cash flows from (used in) Discontinued operations/Non-current assets held for sale	(45)	(1)			(1)

(*)	Other related parties both through directors, statutory auditors and key managers and as participants in shareholder agreements pursuant to Article 122 of the Consolidated Law on Finance.

CONSOLIDATED STATEMENTS OF CASH FLOWS LINE ITEMS 3 MONTHS TO 3/31/2015 (Revised)

	Total	Related Parties
(millions of euros)	(a)	Associates, companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc. Op. (b)	% of financial statement item (b/a)
Purchase of intangible and tangible assets on an accrual basis	964	21			21		21	2.2

(*)	Other related parties both through directors, statutory auditors and key managers and as participants in shareholder agreements pursuant to Article 122 of the Consolidated Law on Finance.

At March 31, 2016, Telecom Italia had issued guarantees in favor of the joint venture Alfiere S.p.A. for 1 million euros.

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2016	Note 14 Related Party Transactions	107

Remuneration to Key Managers

In the first quarter of 2016, the total remuneration recorded on an accrual basis by Telecom Italia S.p.A. or by subsidiaries of the Group in respect of key managers amounted to 8.8 million euros (3.9 million euros in the first quarter of 2015), broken down as follows:

(millions of euros)	1st Quarter 2016	1st Quarter 2015
Short-term remuneration	2.4	2.9
Employment termination benefit incentives	6.0
Share-based payments (*)	0.4	1.0

	8.8	3.9

(*)	These refer to the fair value of the rights, accrued to March 31, under the share-based incentive plans of Telecom Italia S.p.A. and its subsidiaries (2014/2016 Stock Option Plans and Stock Option Plans of the South American subsidiaries).

Short-term remuneration is paid during the period it pertains to, and, at the latest, within the six months following the end of that period.

The amounts shown in the table do not include the effects of the cancellation of the assessments pertaining to the previous years, due to the failure to achieve the performance targets and for the updated forecasts of the performances for the 2014/2016 Stock Option Plan. The related amounts are broken down below:

(millions of euros)	1st Quarter 2016	1st Quarter 2015
Share-based payments – 2014/2016 Stock Option Plan, 2014/2015 verifications	(1,6)

Total	(1,6)

During the first quarter of 2015 there were no effects resulting from the cancellation of the verifications for the Equity Plans.

In the first quarter of 2016, the contributions paid in to defined contribution plans (Assida and Fontedir) by Telecom Italia S.p.A. or by subsidiaries of the Group on behalf of key managers amounted to 29,000 euros (33,000 euros in the first quarter of 2015).

In the first quarter of 2016, “key managers”, that is those who have the power and responsibility, directly or indirectly, for the planning, management and control of the operations of the Telecom Italia Group, including directors, included:

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2016	Note 14 Related Party Transactions	108

Directors:

Giuseppe Recchi		Executive Chairman of Telecom Italia S.p.A.

Marco Patuano	(1)	Managing Director and Chief Executive Officer of Telecom Italia S.p.A.

Flavio Cattaneo	(2)	Managing Director and Chief Executive Officer of Telecom Italia S.p.A.

	(3)	General Manager

Managers:

Rodrigo Modesto de Abreu		Diretor Presidente Tim Participações S.A.

Simone Battiferri		Head of ICT Solutions & Service Platforms

Stefano Ciurli		Head of Wholesale

Antonino Cusimano		Head of Corporate Legal Affairs

Stefano De Angelis		Head of Consumer & Small Enterprise Market

Mario Di Loreto		Head of People Value

Cristoforo Morandini	(4)	Head of Regulatory Affairs and Equivalence

Giuseppe Roberto Opilio		Head of Technology

Piergiorgio Peluso		Head of Administration, Finance and Control

Paolo Vantellini		Head of Business Support Office

(1) to March 21, 2016;
(2) from March 30, 2016;
(3) from April 12, 2016;
(4) from March 17, 2016;

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2016	Note 14 Related Party Transactions	109

NOTE 15

EVENTS SUBSEQUENT TO MARCH 31, 2016

On 27 April 2016 the Board of Directors appointed Arnaud de Puyfontaine as Deputy Chairman of the Company. The office does not include any powers.

Telecom Italia Group Condensed Consolidated Financial Statements at March 31, 2016	Note 15 Events Subsequent to March 31, 2016	110

DECLARATION BY THE MANAGER RESPONSIBLE FOR PREPARING THE CORPORATE FINANCIAL REPORTS

The manager responsible for preparing the corporate financial reports declares, pursuant to paragraph 2, article 154-bis of the Consolidated Law on Finance, that the accounting disclosures contained in the Interim Report at March 31, 2016 of the Telecom Italia Group correspond to the Company’s documents, accounting records and entries.

The Manager Responsible for Preparing

the Company’s Financial Reports

Piergiorgio Peluso

Interim Management Report at March 31, 2016	Alternative Performance Measures	111

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. The Group’s interim report as of and for the three months ended March 31, 2016 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as “believes,” “may,” “is expected to,” “will,” “will continue,” “should,” “seeks” or “anticipates” or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1.	our ability to successfully implement our strategy over the 2016-2018 period;

2.	the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

3.	the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

4.	the impact of political developments in Italy and other countries in which we operate;

5.	our ability to successfully meet competition on both price and innovation capabilities of new products and services;

6.	our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

7.	our ability to successfully implement our internet and broadband strategy;

8.	our ability to successfully achieve our debt reduction and other targets;

9.	the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

10.	the outcome of litigation, disputes and investigations in which we are involved or may become involved;

11.	our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

12.	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil;

13.	the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

14.	our ability to manage and reduce costs;

15.	any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

16.	the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 3, 2016

TELECOM ITALIA S.p.A.

BY:	/s/ Umberto Pandolfi
Umberto Pandolfi
Company Manager